UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission file number: 1-12994

THE MILLS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	52-1802283
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

5425 Wisconsin Avenue

Suite 500

Chevy Chase, Maryland 20815

(Address of principal executive offices and zip code)

(301) 968-6000

(Registrant’s telephone number, including area code)

The Mills Corporation
5425 Wisconsin Avenue
Chevy Chase, Maryland  20815

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 19, 2007 in connection with a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of The Mills Corporation (“Mills” or the “Company”) filed on March 1, 2007. You are receiving this Information Statement in connection with the possible election of persons designated by SPG-FCM Ventures, LLC (the “Purchaser”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $25.25 per share, net to the sellers in cash without interest (the “Offer”), on terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated March 1,2007, and the related letter of transmittal (the “Offer Documents”). The Offer is scheduled to expire at midnight New York City time at the end of March 28, 2007, unless extended in accordance with the terms of the Agreement and Plan of Merger, dated as of February 12, 2007 and executed as of February 16, 2007 (the “Merger Agreement”), among the Purchaser, SPG-FCM Acquisition, Inc., a wholly owned subsidiary of the Purchaser (“Merger Sub”), SPG-FCM Acquisition, L.P., a wholly owned subsidiary of Merger Sub, the Company and The Mills Limited Partnership (“Mills LP”), and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The Offer Documents were filed by the Purchaser as exhibits to their Schedule TO with the SEC on March 1, 2007, and have been sent to the Company’s stockholders.

Pursuant to the Merger Agreement, at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that the Purchaser will purchase all of the common stock validly tendered pursuant to the tender offer and not withdrawn. Following the consummation of the tender offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger Agreement, the parties will complete a second-step merger (the “Merger”) in which all remaining outstanding shares of common stock will be cancelled and converted into the right to receive $25.25 per share, without interest, or such higher amount as may be paid in the tender offer.

Unless otherwise required by the context, the words “we” and “our” refer to the Company. Information contained in this Information Statement concerning the Purchaser and its affiliates has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE MILLS STOCK OWNERSHIP

The Purchaser has advised the Company that, to the best of the Purchaser’s knowledge, none of the Purchaser’s designees or their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, except that (a) certain funds managed by Farallon Capital Management, L.L.C. (“Farallon”), beneficially own approximately 10.8% of the Company’s common stock, (b) Simon Property Group, Inc., holds an option to purchase approximately 5.0% of the Company’s common stock from Stark Master Fund Ltd. and (c) the Purchaser and Merger Sub hold an option to purchase such additional shares of common stock of the Company as are authorized for issuance, but not outstanding following the completion of the Offer, and for a number of shares such that the exercise of the option would result in Purchaser or Merger Sub or any permitted assignee owning at least 90% of the outstanding shares (after giving effect to the exercise of the option).

Stock Owned by Management

The following table shows the beneficial ownership of shares of our common stock as of February 26, 2007 by:

•       each of our directors;

•       each of our named executive officers; and

•       our current directors and executive officers as a group.

For the purposes of the table, all securities that are beneficially owned by each of the persons named below and that are exercisable, convertible or exchangeable for our common stock, such as stock options, within 60 days of February 26, 2007 are included. Common units of limited partnership interest in Mills LP may be redeemed at certain times specified in Mills LP’s partnership agreement for cash equal to the value of an equal number of shares of common stock or, in our sole discretion, for an equal number of shares of common stock. Under the Mills LP partnership agreement, Mills LP common units are not redeemable, however, until we file and the SEC declares effective a new registration statement that covers the shares issuable upon redemption of such Mills LP common units. The extent to which a person holds Mills LP common units is described in the notes to the table. As of February 26, 2007, we had 56,885,231 shares of common stock outstanding and Mills LP had 65,066,351 common units outstanding (56,885,231 of which are owned by us). The beneficial ownership information contained in the table for named executive officers whose employment has terminated is based on the most recent information available to the Company at the time of termination of their employment.

Directors and Named Executive Officers	Number of Shares of Common Stock		Percent of Shares of Common Stock(1)		Percent of Shares of Common Stock and Units(2)
James C. Braithwaite	9,001	(3)	*	%	*	%(4)
S. Joseph Bruno	3,000		*		*
Edward S. Civera	1,000		*		*
Hon. Joseph B. Gildenhorn	23,441	(5)	*		*
Jon N. Hagan	—		—		—
Frank W. Lampl	2,167		*		*
Keith M. Locker	5,000		*		*
Colombe M. Nicholas	2,333		*		*
Harry H. Nick	130,343	(6)	*		*	(7)
Mark S. Ordan	68,280		*		*
Robert P. Pincus	14,441	(8)	*		*
Cristina L. Rose	12,041	(9)	*		*
Laurence C. Siegel	503,468		*		*	(10)
Franz von Perfall	29,564	(11)	*		*	(12)
Richard J. Nadeau	—		—		—
F. Scott Ball	9,936		*		*
D. Gregory Neeb	112,533	(13)	*		*
Mark D. Ettenger	80,758		*		*
Mary Jane Morrow	15,063		*		*
James A. Napoli, Jr.	37,680		*		*
All current directors and executive officers as a group (17 persons)	926,548	(14)	1.6%		3.4	%(15)

*                    Less than 1%.

       (1) For purposes of this calculation, the number of shares of common stock deemed outstanding is the sum of (a) 56,885,231 shares of common stock outstanding as of February 26, 2007 and (b) the number of shares of common stock issuable to the named person upon the exercise of options exercisable within 60 days of February 26, 2007.

       (2) For purposes of this calculation, the number of Mills LP common units deemed outstanding is the 8,181,120 Mills LP common units outstanding as of February 26, 2007 (excluding the 56,885,231 Mills LP common units held by us).

       (3) Includes 8,001 shares of common stock and options to purchase 1,000 shares of common stock exercisable within 60 days of February 26, 2007.

       (4) As of February 26, 2007 Mr. Braithwaite owned 358,688 Mills LP common units directly, Braithwaite Family Partnership, of which Mr. Braithwaite is the general partner and has voting and investment power, owned 27,994 Mills LP common units and Braithwaite Family Foundation, of which Mr. Braithwaite is the trustee, owned 3,000 Mills LP common units.

       (5) Includes 21,441 shares of common stock and options to purchase 2,000 shares of common stock exercisable within 60 days of February 26, 2007.

       (6) Includes 127,543 shares of common stock and options to purchase 1,000 shares of common stock exercisable within 60 days of February 26, 2007. Also includes 1,800 shares of common stock held by Nick Family Trust, of which Mr. Nick is a trustee and has voting and investment power. Mr. Nick’s shares are held in an account that may be used to secure margin loans under certain circumstances.

       (7) As of February 26, 2007, Mr. Nick owned 111,568 Mills LP common units.

       (8) Includes 12,441 shares of common stock and options to purchase 2,000 shares of common stock exercisable within 60 days of February 26, 2007.

       (9) Includes 9,041 shares of common stock and options to purchase 3,000 shares of common stock exercisable within 60 days of February 26, 2007.

(10) As of February 26, 2007, Mr. Siegel owned 556,793 Mills LP common units.

(11) Includes 27,564 shares of common stock and options to purchase 2,000 shares of common stock exercisable within 60 days of February 26, 2007.

(12) As of February 26, 2007 Mr. von Perfall owned 254,501 Mills LP common units.

(13) Includes 62,513 shares of common stock and options to purchase 50,020 shares of common stock exercisable within 60 days of February 26, 2007.

(14) Includes 865,538 shares of common stock and options to purchase 61,020 shares of common stock exercisable within 60 days of February 26, 2007.

(15) Includes 1,312,544 Mills LP common units owned by directors as of February 26, 2007.

Security Ownership of Certain Beneficial Owners

The following table shows the beneficial ownership of shares of our common stock as of the dates listed in the corresponding footnotes by each person known by us to be the beneficial owner of more than five percent of the outstanding common stock.

Each person named in the table has sole voting and/or investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. As of February 26, 2007, we had 56,885,231 shares of common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percent of Shares of Common Stock
Atticus Capital LP	3,100,000	(1)	5.4%
Atticus Management LLC Timothy R. Barakett 152 West 57th Street, 45th Floor New York, NY 10019
Barclays Global Investors, NA	2,990,969	(2)	5.3%
Barclays Global Fund Advisors 45 Fremont Street San Francisco, CA 94105
Barclays Global Investors, Ltd Murray House 1 Royal Mint Court London EC3N 4HH
Barclays Global Investors Japan Trust and Banking Company Limited Ebisu Prime Square Tower 8th Floor 1-1-39 Hiroo Shibuya-Ku Tokyo 150-0012 Japan
Barclays Global Investors Japan Limited Ebisu Prime Square Tower 8th Floor 1-1-39 Hiroo Shibuya-Ku Tokyo 150-8402 Japan
The Baupost Group, L.L.C.	5,071,500	(3)	8.9%
SAK Corporation Seth A. Klarman 10 St. James Avenue, Suite 2000 Boston, Massachusetts 02116
Citigroup, Inc.	2,998,979	(4)	5.3%
399 Park Avenue New York, NY 10043
Farallon Funds, Farallon General Partner and Farallon Individual Reporting Persons	6,145,000	(5)	10.8%
One Maritime Plaza, Suite 2100 San Francisco, CA 94111

Chaim Katzman	5,500,000	(6)	9.7%
MGN (USA) INC. GAZIT (1995), INC. c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive, Suite 1 North Miami Beach, FL 33179
Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv, 67892, Israel
Hollywood Properties Ltd. P.O. Box 1569 Ground Floor Harbour Centre Grand Cayman, Cayman Islands British West Indies
Gazit-Canada Inc. 85 Hanna Avenue Toronto, Canada M6K3S3
The Vanguard Group, Inc.	3,045,091	(7)	5.4%
100 Vanguard Blvd. Malvern, PA 19355

(1)          Information is based on a Schedule 13G filed with the SEC on January 17, 2007.

(2)          Information is based on a Schedule 13G filed with the SEC on January 23, 2007. The Schedule 13G states that the reporting persons have sole or shared voting or dispositive power over the shares as follows:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Barclays Global Investors, NA	1,686,150	—	1,930,245	—
Barclays Global Fund Advisors	1,035,828	—	1,035,828	—
Barclays Global Investors, Ltd	5,080	—	5,080	—
Barclays Global Investors Japan Trust and Banking Company Limited	—	—	—	—
Barclays Global Investors Japan Limited	19,816	—	19,816	—

(3)          Information is based on a Schedule 13G filed with the SEC on February 13, 2007. The Schedule 13G states that the reporting persons have sole or shared voting or dispositive power over the shares as follows:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
The Baupost Group, L.L.C.	5,071,500	—	5,071,500	—
SAK Corporation	—	—	—	—
Seth A. Klarman	—	—	—	—

(4)          Information is based on a Schedule 13G filed with the SEC on January 25, 2007 reporting the acquisition of securities by Citigroup Financial Products Inc., a subsidiary of the filing entity. The Schedule 13G states that Citigroup, Inc. has shared voting and shared dispositive power over the entire number of the shares.

(5)          Information is based on a Schedule 13D/A filed with the SEC on March 5, 2007. The Schedule 13D/A states that the reporting persons have sole or shared voting or dispositive power over the shares as follows:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Farallon Funds:
Farallon Capital Partners, L.P.	—	2,789,290	—	2,789,290
Farallon Capital Institutional Partners, L.P.	—	2,636,475	—	2,636,475
Farallon Capital Institutional Partners II, L.P.	—	373,000	—	373,000
Farallon Capital Institutional Partners III, L.P.	—	134,885	—	134,885
Tinicum Partners, L.P.	—	211,350	—	211,350
Farallon General Partner:
Farallon Partners, L.L.C.	—	6,145,000	—	6,145,000
Farallon Individual Reporting Persons:
Chun R. Ding	—	6,145,000	—	6,145,000
William F. Duhamel	—	6,145,000	—	6,145,000
Richard B. Fried	—	6,145,000	—	6,145,000
Monica R. Landry	—	6,145,000	—	6,145,000
Douglas M. MacMahon	—	6,145,000	—	6,145,000
William F. Mellin	—	6,145,000	—	6,145,000
Stephen L. Millham	—	6,145,000	—	6,145,000
Jason E. Moment	—	6,145,000	—	6,145,000
Rajiv A. Patel	—	6,145,000	—	6,145,000
Derek C. Schrier	—	6,145,000	—	6,145,000
Thomas F. Steyer	—	6,145,000	—	6,145,000
Mark C. Wehrly	—	6,145,000	—	6,145,000

(6)          Information is based a Schedule 13D/A filed with the SEC on January 17, 2007. The Schedule 13D/A states that the reporting persons have sole or shared voting or dispositive power over the shares as follows:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Chaim Katzman	—	5,500,000	—	5,500,000
Gazit-Globe Ltd.	—	5,500,000	—	5,500,000
MGN (USA) INC.	—	1,000,000	—	1,000,000
GAZIT (1995), INC.	—	1,000,000	—	1,000,000
Hollywood Properties Ltd.	—	4,500,000	—	4,500,000
Gazit Canada Inc.	—	4,500,000	—	4,500,000

(7)          Information is based on a Schedule 13G filed with the SEC on February 13, 2007 reporting sole voting power over 48,083 shares and sole dispositive power over 3,045,091 shares. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 48,083 shares as a result of its serving as investment manager of collective trust accounts and directs the voting of those shares.

BOARD OF DIRECTORS

General

The common stock is the only class of voting stock of the Company outstanding, and the holders of the common stock are entitled to one vote per share. As of February 26, 2007, there were 56,885,231 shares of common stock issued and outstanding. The Board currently consists of 14 members, and there are currently no vacancies. The size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. The Board is divided into three classes of directors each serving three-year terms. The term of five directors expires at the Company’s 2007 annual meeting of stockholders; the term of five directors expires at the Company’s 2008 annual meeting of stockholders; and the term of four directors expires at the Company’s 2009 annual meeting of stockholders.

Right to Designate Directors

The Merger Agreement provides that, subject to compliance with applicable laws, promptly upon the payment by the Purchaser for shares of the Company’s common stock pursuant to the tender offer and from time to time thereafter the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, to the Board as is equal to the product of the total number of directors on the Board multiplied by the percentage of the Company’s common stock owned by the Purchaser and its affiliates, and that the Company shall, upon request of the Purchaser, promptly take all actions necessary to cause the Purchaser’s designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. The Merger Agreement also provides that the Purchaser shall in any case be entitled to designate at least a majority of the directors on the Board so long as it owns a majority of the common stock. The Merger Agreement provides, however, that prior to the completion of the Merger, the Board shall always have at least two members who are (a) not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”) or officers or directors of affiliates of the Company (other than by reason of being directors of the Company) or officers or directors of any partner or participant in the Company’s joint ventures or its affiliates (“Interested Persons”), (b) members of the Board on the date of the Merger Agreement, and (c) reasonably satisfactory to the Purchaser.

Following the election or appointment of the Purchaser’s designees and prior to the completion of the Merger, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser, the waiver of any of the Company’s rights under the Merger Agreement, or the taking of any other action by the Company in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement required to be taken by the Board will require the concurrence of the two directors of Company then in office who are not Purchaser Insiders if such amendment, termination, extension or waiver would or could reasonably be expected to have an adverse effect on the stockholders of the Company other than the Purchaser and its affiliates. The directors of the Company who are not Purchaser Insiders shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined to be appropriate by these directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of the Merger Agreement.

INFORMATION CONCERNING THE PURCHASER’S NOMINEES TO THE BOARD

Purchaser has informed the Company that promptly following its payment for shares of common stock pursuant to the tender offer, Purchaser will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the Board from persons identified (a) in Schedule I to the Offer to Purchase as officers and directors of Simon Property Group, Inc. or (b) from the list of Farallon persons set forth in the following table. The following table, prepared from information furnished to the Company by Farallon, sets forth, with respect to each individual who may be designated by Purchaser as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Purchaser currently expects that one-half of its designees will be selected from the officers and directors of Simon Property Group, Inc. identified in Schedule I of the Offer to Purchase and one-half of its designees will be selected from the list of Farallon persons set forth in the table below. The information with respect to these individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. Purchaser has advised the Company that each of the persons who may be chosen by Purchaser to act as a director of the Company has consented to so act if designated by Purchaser as a director of the Company.

Name	Age	Present Principal Occupation and 5 Year Employment History
William F. Duhamel, Jr.	45	Managing Member, Farallon Capital Management, L.L.C.
Richard B. Fried	38	Managing Member, Farallon Capital Management, L.L.C.
Eric S. Gorham	33	Investment Professional in the Restructuring and Value Group, Farallon Capital Management, L.L.C.
William H. Lenehan	30	Investment Professional in the Real Estate Group, Farallon Capital Management, L.L.C.
Douglas M. MacMahon	30

Managing Member, Farallon Capital Management, L.L.C. since January 2007. Previously, Mr. MacMahon was a Managing Director of Farallon Capital Management, L.L.C. from January 2005 to January 2007 and an analyst with Farallon Capital Management, L.L.C. prior to January 2005.

Stephen L. Millham	38	Managing Member, Farallon Capital Management, L.L.C.

The Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser’s designees to the Board has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (c) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (d) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All of Purchaser’s designees are citizens of the United States and none is related to any other nominee or to any executive officer of the Company.

The Purchaser has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company. The Purchaser has advised the Company that, to the best of its knowledge, none of its nominees or any of his or her affiliates (a) has a familial relationship with any directors or executive officers of the Company or (b) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of shares of common stock of the Company pursuant to the tender offer, which cannot be earlier than March 29, 2007, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not designees of the Purchaser, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

The names of the current members of the Board and certain information about them are set forth below as of March 1, 2007:

Name	Age	Position(s) Held	Term as Director Expires
S. Joseph Bruno(1)	58	Director	2009 annual meeting
Jon N. Hagan(1)	59	Director	2009 annual meeting
Keith M. Locker(1)	45	Director	2009 annual meeting
Mark S. Ordan(1)	47	Chief Executive Officer, President and Director	2009 annual meeting
Edward S. Civera	56	Director	2008 annual meeting
Colombe M. Nicholas	62	Director	2008 annual meeting
Franz von Perfall	65	Director	2008 annual meeting
Cristina L. Rose	60	Director	2008 annual meeting
Laurence C. Siegel	54	Director	2008 annual meeting
James C. Braithwaite	66	Director	2007 annual meeting
Hon. Joseph B. Gildenhorn	77	Director	2007 annual meeting
Sir Frank W. Lampl	80	Director	2007 annual meeting
Harry H. Nick	65	Director	2007 annual meeting
Robert P. Pincus	60	Director	2007 annual meeting

(1)          As part of a settlement of litigation filed by Gazit-Globe Ltd., one of our principal stockholders, Gazit-Globe agreed to cease its proposed solicitation of proxies for the election of its candidates to our Board at our 2006 annual meeting of stockholders, which was held on December 29, 2006. We agreed to nominate two candidates who had been proposed by Gazit-Globe, Jon N. Hagan and Keith M. Locker, for election to our Board at our 2006 annual meeting. In addition, we agreed to nominate Mark S. Ordan, our Chief Executive Officer and President, for election and S. Joseph Bruno for reelection to our Board. At our 2006 annual meeting, each of these individuals was elected as a director for a three-year term.  The terms of office of Charles R. Black, Jr., Dietrich von Boetticher and John M. Ingram expired at our 2006 annual meeting.

Set forth below is a brief description of the business experience of each of our directors.

S. Joseph Bruno has been our director since March 2004. Since November 2003, Mr. Bruno has served as the President of Building Hope: A Charter School Facilities Fund, a Sallie Mae Fund. From 2001 to 2004, Mr. Bruno served as Senior Consultant—eHealth Division of BCE Emergis, an eCommerce service provider in the health and financial services sectors, where he focused on financial reporting, mergers and acquisitions, and tax auditing. From 1995 to 2000, Mr. Bruno was Senior Vice President, Chief Financial Officer and Corporate Secretary for United Payors & United Providers, Inc., a publicly traded service provider in the health care industry. From 1989 to 1995, he was a partner at Coopers & Lybrand LLP, an international public accounting firm and the predecessor entity to PricewaterhouseCoopers LLP. From 1986 to 1989, Mr. Bruno served as Senior Vice President of Operations and Chief Financial Officer of Jurgovan & Blair, Inc., a health care and information technology services provider, and from 1971 to 1986, he was employed by KPMG LLP, an international public accounting firm, including six years as a partner. Mr. Bruno currently serves on the board of directors of Intergroup Services Corporation, a health services organization, Group Dental Service, Inc., a dental services provider, and Fourth Dimension Italy, S.r.L., a destination management company. Mr. Bruno is a certified public accountant and has been a member of the American Institute of Certified Public Accountants since 1972.

Jon N. Hagan has been our director since December 2006. Since December 2000, Mr. Hagan has been a principal of JN Hagan Consulting, a consulting firm, where he specializes in real estate capital markets. From 1996 to August 2000, Mr. Hagan was at Cadillac Fairview Corporation, one of North America’s largest investors, owners and managers of commercial real estate, where he served as Executive Vice President and Chief Financial Officer. From 1992 to 1996, he was an Executive Vice President of Empire Company Limited, a food distribution, real estate development and corporate investment company. From 1980 to 1992, Mr. Hagan was employed by Cambridge Shopping Centres Limited, an investment company operating in the retail real estate business, where he served in various capacities, including Vice President, Finance, Senior Vice-President, Finance, and Senior Vice-President, Corporate Group & Chief Financial Officer. Mr. Hagan is affiliated with the Institute of Chartered Accountants (Ontario and British Columbia) and the International Council of Shopping Centers. In addition, he is a Director of Bentall Capital, a real estate advisory and services organization, First Capital Realty Inc., a publicly traded Canadian company, which is 53% owned by Gazit-Globe Ltd., and Teranet Inc., an electronic services provider. He is also an advisor to the Board of Jones Brown Inc., a corporate insurance broker, a member of the Advisory Board of Southwest Properties Limited, a developer of residential and commercial property, and a Trustee of Sunrise Senior Living REIT, a publicly traded Canadian real estate investment trust.

Keith M. Locker has been our director since December 2006. Since September 2003, Mr. Locker has been President of Inlet Capital LLC, an investment and asset management firm focused on the commercial real estate industry. In addition, since February 2003, Mr. Locker has been President of Global Capital Resources LLC and GCR Advisors Inc, which together are the Co-General Partner and Co-Advisor, respectively, to the NYLIM-GCR Fund-1 2002 L.P., which provides fixed and variable rate senior and subordinated mortgages. Since September 2003, he has been President and Managing Member of COP Holdings, LLC, which until their sale in 2005 held assets focused on passive investments in nine factory retail outlet centers managed by a third party operator. From 2000 to February 2003, Mr. Locker was a Managing Director in the Real Estate Investment Banking Group at Deutsche Bank Securities, Inc. Prior to joining Deutsche Bank, Mr. Locker was Senior Managing Director at Bear, Stearns & Co. Inc., responsible for Real Estate Investment Banking. From May 2005 through its merger with Morgan Stanley’s real estate fund in 2006, Mr. Locker served as a director of Glenborough Realty Trust, a publicly traded office REIT, where he was a member of the audit and compensation committees. Since March 2004, Mr. Locker has been a Director of IVP Securities, LLC. In addition, since May 2006, Mr. Locker has been a director of Sunstone Hotel Investors, Inc., a publicly traded hotel REIT, and is chairman of its audit committee. Mr. Locker is a Trustee of the National Jewish Center, ex-Associate Board member of NAREIT and Assistant Chair of the Urban Land Institute. He is also a member of the International Council of Shopping Centers, Wharton Zell Real Estate Center, the Fisher Center for Real Estate and numerous philanthropic and community organizations.

Mark S. Ordan has been our director since December 2006. Mr. Ordan was appointed as our Chief Operating Officer in March 2006 and became our Chief Executive Officer and President on October 1, 2006. From January 2003 through February 2006, Mr. Ordan served as the non-executive Chairman of the Board of Trustees of Federal Realty Investment Trust (“Federal”), an equity real estate investment trust specializing in the ownership, management, development and redevelopment of high-quality retail and mixed-use properties. Until his resignation in October 2006, Mr. Ordan was a member of the Board of Trustees of Federal for 11 years. At Federal, Mr. Ordan was involved in strategic decision-making, as well as many aspects of Federal’s operations. From December 2003 to February 2006, Mr. Ordan was Chief Executive Officer of Sutton Place Group, LLC, dba Balducci’s, a gourmet food store chain operating under the names Balducci’s and High Noon. From 1999 to 2003, Mr. Ordan was Chairman and Chief Executive Officer of High Noon Always, Inc., an upscale quick-serve lunch operation (formerly known as Bethesda Retail Partners). From 1996 until 1999, Mr. Ordan was Chief Executive Officer of Chartwell Health Management Inc., a health benefits brokerage firm, and from 1989 until 1996, he served as Chairman,

President and Chief Executive Officer of Fresh Fields Markets, Inc., a natural and organic foods supermarket chain that was acquired by Whole Foods Market in 1996. Prior to that time, he held various positions in the equities division of Goldman, Sachs & Co. Mr. Ordan serves on the Vassar College Board of Trustees, on the Board of Directors of Fidelity & Trust Bank, a regional banking institution, and on the Board of Visitors of the Smith School of Business.

Edward S. Civera has been our director since December 2005. Mr. Civera currently serves as the Chairman of the Board of HealthExtras, Inc., a publicly traded pharmacy benefit management company. He also serves as a member of the board of directors of Washington Real Estate Investment Trust, a publicly traded real estate investment trust with a portfolio of apartments, office buildings, shopping centers and industrial buildings located in the Washington, D.C.-Baltimore, Maryland region, MCG Capital Corporation, a publicly traded commercial finance company, and MedStar Health, a non-profit healthcare organization. From 1997 to 2001, Mr. Civera was the Chief Operating Officer and Co-Chief Executive Officer of United Payors & United Providers, Inc., a publicly traded service provider in the health care industry. Prior to that, Mr. Civera spent 25 years with Coopers & Lybrand (now PricewaterhouseCoopers LLP), the last 15 years as both a partner and managing partner focused on financial advisory and auditing services.

Colombe M. Nicholas has been our director since September 2004. Since 1999, Ms. Nicholas has been a member of Financo Global Consulting, where she serves as a strategic advisor to retail companies. She also currently serves as a member of the Board of Directors of Tandy Brands Accessories, Inc., an international designer, manufacturer and marketer of branded men’s, women’s and children’s accessories; Oakley, Inc., a designer, manufacturer and distributor of optical products, apparel and other consumer products; and Herbalife International, a global network marketing company that sells weight management and nutritional supplements. Ms. Nicholas serves as a trustee of the University of Dayton. Prior to working as a consultant, from 1996 to 1999, Ms. Nicholas served as President and Chief Executive Officer of Anne Klein Group, a women’s fashion apparel company. She also previously served as President and Chief Executive Officer of Orr Felt Company, a family-owned business that provides felt for paper manufacturing; President and Chief Operating Officer of Giorgio Armani Fashion Corporation, the largest licensee of Armani SpA, Italy; and President and Chief Executive Officer of Christian Dior New York, a designer fashion company.

Franz von Perfall has been our director since April 1994. Since 1980, Mr. von Perfall has been a principal of KanAm and its affiliated entities, a German commercial real estate company that invests in commercial real estate in Europe and the United States. KanAm is a joint venture partner in many of our projects. From 1977 to 1980, Mr. von Perfall served as a director of BHF-Bank, Frankfurt, a German commercial bank.

Cristina L. Rose has been our director since May 1998. Since 2004, Ms. Rose has served as Senior Managing Director of GCG Rose & Kindel, a public affairs firm. From 1987 to 2004, Ms. Rose served as chairperson of Rose & Kindel, Inc., a leading California public affairs firm that she co-founded. From 1984 to 1987, Ms. Rose was a principal at Cristina L. Rose, Inc., a state and local government relations and communications firm that she founded. From 1975 to 1984, she directed the Sacramento lobbying activities of Winner/Wagner & Associates, a national public affairs firm.

Laurence C. Siegel has been our director since January 1993. Mr. Siegel served as our Chief Executive Officer from March 1995 to September 30, 2006, when he retired and resigned as our Chief Executive Officer and became the Non-Executive Chairman of our Board of Directors. From August 1995 to September 30, 2006, he had also served as Chairman of our Board. Under the terms of his retirement agreement, dated September 30, 2006, on November 22, 2006 upon the closing of our transaction with affiliates of Colony Capital Acquisition, LLC (“Colony”) and KanAm USA Management XXII Limited Partnership with respect to the development of our Meadowlands Xanadu project, Mr. Siegel resigned as

Non-Executive Chairman of our Board, although he continues to serve as a director. On November 22, 2006, he joined Meadowlands Management, LLC, an affiliate of Colony, as its president. From our inception in 1993 to March 1995, Mr. Siegel served as our Executive Vice President, Secretary and Vice Chairman. From 1983 to 1993, Mr. Siegel was Executive Vice President of our predecessor entity, Western Development Corporation. Before joining Western Development Corporation, Mr. Siegel was the Vice President of Leasing for the Mid-Atlantic States at Merrill Lynch Commercial Services. Mr. Siegel currently also serves on the Board of Trustees of the Dana-Farber Cancer Institute.

James C. Braithwaite has been our director since April 1994. Since 1980, Mr. Braithwaite has served as President of KanAm Realty, Inc., a company that is affiliated with KanAm, and has investments in commercial real estate in the United States. Mr. Braithwaite also serves as an officer and director of various other KanAm affiliated companies. KanAm is a joint venture partner in many of our projects. During 1994, Mr. Braithwaite served as our Executive Vice President of Operations.

Hon. Joseph B. Gildenhorn has been our director since November 1995. Since 1956, Mr. Gildenhorn has been a partner of The JBG Companies and its predecessors, a real estate development and management company, and a partner at the law firm of Brown, Gildenhorn & Jacobs. From 1989 to 1993, Mr. Gildenhorn served as United States Ambassador to Switzerland. Since June 2002, Mr. Gildenhorn has served as Chairman of Trustees of the Woodrow Wilson International Center for Scholars. He formerly served as vice chairman of the board of directors of the D.C. Metro Region of BB&T Corporation, a commercial banking institution. He also currently serves as a member of the Board of Trustees of the University of Maryland College Park Foundation.

Sir Frank W. Lampl has been our director since November 2004. Until his retirement in 1999, Sir Frank was the President and Chairman of Bovis Lend Lease, a global construction and management corporation. He currently holds the honorary position of Life President of Bovis Lend Lease. Sir Frank served for 20 years as Chairman and Chief Executive Officer of Bovis Group, one of the world’s leading project and construction management companies. He was instrumental in building Bovis’ international reputation and expansion through acquisitions in the U.S. and the establishment of subsidiaries in Europe, South Africa, Latin America, Asia and Australia.

Harry H. Nick has been our director since April 1994. Since 1997, he has been a private investor and a principal of Seneca Investment Group, LLC, an investment firm that he founded. From 1993 to 1996, Mr. Nick held various senior executive positions with us. From 1982 to 1993, he served as a consultant and senior executive with Western Development Corporation, our predecessor. Mr. Nick is a certified public accountant and from 1966 to 1982, he was employed with the accounting firm of Grant Thornton, serving eight years as an audit partner. Mr. Nick serves as a director of several private real estate companies in Canada.

Robert P. Pincus has been our director since April 1994. Since March 2005, Mr. Pincus has been a director of Fidelity & Trust Financial Corporation, a financial holding company, chairman of Fidelity & Trust Bank, a regional banking institution, and a director of Fidelity & Trust Mortgage Inc., a regional mortgage lending company. He also has served as chairman of Milestone Capital Partners, a private equity firm, since October 2002, and director of Comstock Homebuilding, Inc., a residential real estate developer, since June 2005. From 2000 to 2002, Mr. Pincus served as regional Chairman of the Board and, from 1998 to 2000, he served as regional chief executive officer and president of the Branch Banking and Trust Company’s DC Metro Region. From 1991 to 1998, Mr. Pincus served as President of Franklin Bank prior to its acquisition by the Branch Banking and Trust Company. Mr. Pincus currently serves on the Board of Trustees of the University of Maryland College Park Foundation.

Executive Officers

In addition to Mr. Ordan, who serves as our Chief Executive Officer and President, the following individuals currently serve as our executive officers.

F. Scott Ball, age 45, was named our Executive Vice President, Leasing and Asset Management in July 2006 after having been named Executive Vice President, Asset Management in December 2005. Prior to joining us in March 2005 as Senior Vice President, Asset Management, from 2003 to November 2004, Mr. Ball was Senior Vice President and Co-Director of Retail Leasing for The Rouse Company, a large publicly traded real estate firm that owned and developed regional shopping centers, office buildings and planned communities before it was acquired by General Growth Properties, Inc. in November 2004. In this capacity, Mr. Ball was responsible for new business, development and restaurant and luxury leasing for The Rouse Company’s entire retail portfolio. From November 2004 to March 2005, Mr. Ball was employed by General Growth Properties in a transition role. From 1998 to 2002, Mr. Ball was Vice President—Regional Director, Asset Management at The Rouse Company, helping establish its Las Vegas office upon the acquisition of The Howard Hughes Corporation and managing its assets in the western United States. Prior thereto, he held various positions with The Rouse Company, including serving as Regional Manager with responsibility for properties in the Midwest. Mr. Ball is a member of the International Council of Shopping Centers and the Urban Land Institute.

Richard J. Nadeau, age 52, became our Executive Vice President and Chief Financial Officer effective July 1, 2006. Mr. Nadeau was initially appointed to serve as our Executive Vice President, Finance and Accounting effective April 5, 2006 until his transition to the position of Chief Financial Officer. Prior to joining us, from May 2005 to March 2006, Mr. Nadeau was Vice President and Chief Financial Officer of Colt Defense LLC, a privately held designer, developer and manufacturer of small arms and weapon systems for the U.S. military, its allies and federal, state and local law enforcement agencies. From June 2002 to May 2005, Mr. Nadeau was a partner at the accounting firm of KPMG LLP and, from May 1977 to June 2002, he worked for Arthur Andersen LLP, where he served as a commercial audit partner, primarily serving government contractors and real estate companies.

D. Gregory Neeb, age 39, has been our Executive Vice President and Chief Investment Officer since August 2002 and was our Executive Vice President from April 2002 until July 2002. From April 1999 until March 2002, Mr. Neeb served as our Senior Vice President and Treasurer and from April 1997 until March 1999, he was our Vice President and Controller. Mr. Neeb served as our Director of Finance and Corporate Reporting from 1995 until March 1997. Before joining us, Mr. Neeb worked for six years with the real estate accounting and consulting firm of Kenneth Leventhal & Company, which was subsequently purchased by Ernst & Young LLP, and Price Waterhouse LLP, the predecessor entity to PricewaterhouseCoopers LLP. Mr. Neeb is a member of the International Council of Shopping Centers, National Association of Real Estate Investment Trusts and Pension Real Estate Association.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The New York Stock Exchange (“NYSE”) corporate governance listing standards require that we have and maintain a board of directors with at least a majority of “independent” directors and a nominating/corporate governance committee, compensation committee and audit committee, each comprised solely of independent directors. Under our Corporate Governance Guidelines and the NYSE corporate governance listing standards, for a director to be deemed independent, (a) the Board must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and (b) each director must otherwise meet the minimum requirements for independence set forth in the NYSE listing standards. The Board has adopted Corporate Governance Guidelines to assist it in determining director independence. Under these guidelines, a director will not be independent if within the preceding three-year period:

•       the director was employed by us or any of our subsidiaries;

•       an immediate family member of the director was employed as an executive officer by us or any of our subsidiaries;

•       the director received direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation was not contingent on continued service); provided that the reimbursement of out-of-pocket expenses incurred by a director shall not be deemed compensation;

•       an immediate family member of the director received more than $100,000 per year in direct compensation from us, other than compensation received for service as a non-executive employee, director and committee fees and pension or other form of deferred compensation for prior service (provided such compensation was not contingent on continued service);

•       the director was employed by or affiliated with our present or former independent auditor;

•       an immediate family member of the director was employed by or affiliated with our present or former independent auditor in a professional capacity;

•       the director or an immediate family member of the director was employed as an executive officer of another company and an executive officer of ours served on the compensation committee of the board of directors of that company;

•       a company for which the director currently serves as an executive officer or employee made payments to, or received payments from, us in an amount that, in any single fiscal year, exceeded the greater of $1,000,000 or two percent of such other company’s consolidated gross revenues; or

•       a company for which an immediate family member of the director currently serves as an executive officer made payments to, or received payments from, us in an amount that, in any single fiscal year, exceeded the greater of $1,000,000 or two percent of such other company’s consolidated gross revenues.

In addition, under these guidelines, we have adopted certain categorical standards such that the following commercial or charitable relationships generally will not be considered to be material relationships that would impair a director’s independence:

•       if a director is an executive officer, director or equity owner of another company that does business with us and the annual sales to, or purchases from, us are less than one percent of the annual revenue of that other company;

•       if a director is an executive officer, director or equity owner of another company that owns less than ten percent of our equity securities or securities convertible into our equity securities;

•       if a director is the owner of our equity securities or securities convertible into our equity securities;

•       if a director is an executive officer, director or equity owner of another company that is indebted to us, or to which we are indebted, and the total amount of either company’s indebtedness to the other is less than one percent of the total consolidated assets of the other company; or

•       if a director serves as an officer, director or trustee of a charitable organization, and our discretionary charitable contributions to the organization are less than one percent of that organization’s total annual charitable receipts. (Mills’ automatic matching of employee charitable contributions will not be included in the amount of Mills’ contributions for this purpose.)

For relationships not covered by the foregoing categorical standards, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, will be made by the entire Board and in accordance with the applicable NYSE listing standards.

In accordance with the standards set forth in our Corporate Governance Guidelines and in light of the NYSE’s rules on independence, our Board conducts an annual review (the “Independence Review”) of the independence of each of our directors. During the Independence Review, our Board considers both direct and indirect transactions and relationships that each of our directors had or maintains with us and our management and employees. The purpose of the Independence Review is to determine the independence of each of our directors and whether the director would be considered independent under our Corporate Governance Guidelines and the NYSE rules.

In April 2006, our Board conducted an Independence Review of our then-current directors. As a result of this review, our Board affirmatively determined that ten of the 14 directors then serving on our Board were independent under the NYSE corporate governance listing standards and our Corporate Governance Guidelines. These independent directors were Messrs. Black, Bruno, Civera, Gildenhorn, Ingram, Lampl, Nick and Pincus and Mses. Nicholas and Rose.

Mr.  Siegel was not considered independent because of his then employment as our Chief Executive Officer. In addition, Messrs. Braithwaite, von Boetticher and von Perfall were not considered independent because they held senior positions with KanAm, which together with its affiliates is a significant joint venture partner in many of our properties.

At our 2006 annual meeting of stockholders, held on December 29, 2006, the terms of office as directors of Messrs. Black, Ingram and von Boetticher expired and Messrs. Ordan, Hagan and Locker were elected, and Mr. Bruno was re-elected, as directors for three-year terms.

In January 2007, our Board conducted an Independence Review of each of our current directors. As a result of this review, our Board affirmatively determined that ten of the 14 directors currently serving on our Board are independent under the NYSE corporate governance listing standards and our Corporate Governance Guidelines. These independent directors are Messrs. Bruno, Civera, Gildenhorn, Hagan, Lampl, Locker, Nick and Pincus and Mses. Nicholas and Rose. In making this determination, the Board considered that Messrs. Hagan and Locker were recommended as nominees to our Board by Gazit-Globe Ltd., one of our principal stockholders, and determined that such recommendation did not affect their independence under our Corporate Governance Guidelines and the NYSE rules.

Mr. Ordan is not considered independent because of his current employment as our Chief Executive Officer and President. Mr. Siegel is not considered independent because of his prior employment as our Chief Executive Officer. In addition, Messrs. Braithwaite and von Perfall are not considered independent because they hold senior positions with KanAm as noted above.

Board and Committee Meetings; Attendance at 2006 Annual Meeting

During 2006, the Board held four regular meetings and 39 special meetings and took action by unanimous written consent one time. In addition, during 2006, each director attended at least 75% of the meetings of the Board and committees on which he or she served that he or she was eligible to attend. During 2006, Mr. Siegel recused himself from attending eight meetings of the Board at which our restructuring transaction (the “Colony/KanAm Transaction”) with affiliates of Colony and KanAm with regard to our Meadowlands Xanadu project or his Retirement Agreement, dated September 30, 2006 (“Retirement Agreement”) were discussed. During 2006, Messrs. Braithwaite, von Boetticher and von Perfall recused themselves from attending five meetings of the Board at which the Colony/KanAm Transaction or the resolution of certain partner matters relating to joint ventures in which we and KanAm have an interest were discussed. See “Certain Relationships and Related Transactions—Colony/KanAm Transaction” and “—Term Sheet with KanAm.” Pursuant to the  Corporate Governance Guidelines, directors are expected to attend all or substantially all of the annual meetings of the Company’s stockholders occurring during their terms. Seven of the Company’s current directors attended the 2006 annual meeting.

Executive Sessions

Under our Corporate Governance Guidelines, our non-management directors hold executive sessions without management at least quarterly. Our Corporate Governance Guidelines previously provided that the chairperson of our Governance and Nominating Committee would preside at these executive sessions and serve a three-year term. In April 2006, the Corporate Governance Guidelines were amended to change the director presiding over executive sessions to a lead director to be appointed annually by the Board. Mr. Pincus was appointed as the lead director in April 2006.

Communications with the Board

Any stockholder or other interested party who wishes to communicate with the non-management directors as a group or the lead director may do so by sending a written communication to the attention of our Corporate Secretary at The Mills Corporation, Attention: Corporate Secretary, 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815, which communication shall prominently display the legend “Non-Management Director Communication.”  Our Corporate Secretary will compile and convey such communications to the non-management director group or the lead director, as the case may be. The non-management director group, with assistance from those legal, financial or other advisors they may deem appropriate, will respond to such communications as they determine to be necessary.

Any stockholder or other interested party who wishes to communicate with the Board as a group, or with one or more individual directors, may do so by sending a written communication to the attention of our Corporate Secretary at The Mills Corporation, 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815, which communication shall prominently display the legend “Board Communication.”  All written communications sent to the Board or any individual director will be reviewed by our Corporate Secretary. So long as the communication is relevant to, and consistent with, our objectives, business operations, policies, goals and business practices and serves a legitimate purpose, it will be forwarded to the Board or the applicable directors, as the case may be. The Corporate Secretary is not required to forward any communication determined in her good faith belief to be frivolous, irrelevant, offensive, outside the scope of Board matters, or duplicative of other communications previously forwarded to the Board.

Organization of the Board and its Committees

The Board has established a standing Governance and Nominating Committee, Audit Committee and Executive Compensation Committee. Each of these committees is composed entirely of directors the Board has determined to be independent under NYSE and SEC rules. During 2006, Board committees also included an Executive Committee, International Committee, Oversight Committee and Special Committee.

Governance and Nominating Committee

The Board has a standing Governance and Nominating Committee. In April 2006, the membership of the Governance and Nominating Committee was reconstituted as follows: Messrs. Gildenhorn (chair), Black, Bruno and Lampl. Prior thereto in 2006, the membership of the Governance and Nominating Committee consisted of Messrs. Pincus (chair), Black and Gildenhorn and Ms. Rose. The current members of the Governance and Nominating Committee are Messrs. Gildenhorn (chair), Bruno and Lampl. As specified in its charter, which may be found on our Web site at www.themills.com, under “Investors—Corporate Governance—Corporate Governance Highlights,” the Governance and Nominating Committee is responsible for, among other things:

•       developing and recommending to the Board a set of corporate governance principles, including procedures to assure compliance with such principles, and periodically reviewing and discussing with the Board of Directors compliance by management with our corporate governance principles;

•       developing and recommending to the Board a code of business conduct and ethics applicable to our directors and officers, including procedures for assuring compliance with such code;

•       recommending and periodically evaluating criteria for Board membership and selection of new directors, including the establishment of independence standards and recommending the skills, experience, perspective and background required for the effective functioning of the Board, considering our strategy and our regulatory, geographic and market environments;

•       identifying individuals qualified to become Board members, consistent with criteria approved by the Board;

•       recommending to the Board nominees for election to the Board;

•       recommending to the Board nominees for membership on the Board committees;

•       developing and reporting to the Board on succession plans for the Chief Executive Officer and other key executives;

•       developing and recommending to the Board an annual self-evaluation process for the Board and its committees, including an evaluation of the effectiveness of the Board and its committees and an evaluation of the charters of the Audit Committee and Executive Compensation Committee;

•       overseeing the evaluation of the Board and management; and

•       reviewing the Board’s policies for director compensation and stock ownership, and recommending compensation programs for the directors.

Pursuant to the Company’s Corporate Governance Guidelines, directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the stockholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. The Corporate Governance Guidelines also stipulate that the Board should represent diverse experience in areas that are relevant to the Company’s activities.

The Governance and Nominating Committee will consider stockholder recommendations for candidates to serve on the Board. Stockholders may propose nominees for consideration by the Governance and Nominating Committee by submitting the names and supporting information to the attention of the Corporate Secretary at the Company’s headquarters.

Our Governance and Nominating Committee has adopted a policy relating to the qualification and nomination of directors, including the consideration of directors nominated by our stockholders. These policies and procedures provide that qualifications and credentials for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board. However, at a minimum, candidates for director must possess:

•       high integrity;

•       an ability to exercise sound judgment;

•       an ability to make independent analytical inquiries;

•       a willingness and ability to devote adequate time and resources to diligently perform Board duties; and

•       a reputation, both personal and professional, consistent with the image and reputation of the Company.

In addition to these minimum qualifications, the Governance and Nominating Committee also believes that there are other factors that, while not a prerequisite for nomination, should be taken into account when considering whether to recommend a particular person. These factors include:

•       whether the person possesses specific expertise and familiarity with general issues affecting our business;

•       whether the person’s nomination and election would enable the Board to have a member that qualifies as an “audit committee financial expert” as such term is defined by the SEC;

•       whether the person would qualify as an “independent” director under the NYSE’s listing standards and our Corporate Governance Guidelines;

•       the importance of continuity of the existing composition of the Board; and

•       the importance of a diversified Board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

The Governance and Nominating Committee seeks to identify director candidates based on input provided by a number of sources, including members of the Governance and Nominating Committee, other members of the Board and stockholders. The Governance and Nominating Committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates. In addition, the Governance and Nominating Committee may use the assistance of an executive search firm to assist it in evaluating candidates recommended by our stockholders.

As part of the identification process, the Governance and Nominating Committee evaluates the skills, experience, expertise and diversity possessed by the current Board, and whether there are additional skills, experience, expertise or diversity that should be added to complement the existing composition of the Board. The Governance and Nominating Committee also takes into account the number of expected director vacancies and whether existing directors have indicated a willingness to continue to serve as directors if re-nominated. Once a director candidate has been identified, the Governance and Nominating Committee will then evaluate this candidate in light of his or her qualifications and credentials, and any additional factors that it deems necessary or appropriate. Existing directors who are being considered for re-nomination are re-evaluated as part of the Governance and Nominating Committee’s process of recommending director candidates.

Director candidates submitted by stockholders to Governance and Nominating Committee for consideration will be evaluated in the same manner as, and in accordance with the same standards applied to, all other director candidates.

After completing the identification and evaluation process described above, the Governance and Nominating Committee will recommend to the Board the nomination of candidates to the Board equal to the number of director vacancies that will exist at the annual meeting of stockholders. The Board then selects director nominees for stockholders to consider and vote upon at the annual meeting of stockholders.

The Governance and Nominating Committee held four meetings and took action by unanimous written consent one time in 2006.

Audit Committee

The Board has a standing Audit Committee. In April 2006, the membership of the Audit Committee was reconstituted as follows:  Messrs. Bruno (chair), Pincus, Civera and Nick. Prior thereto in 2006, the membership of the Audit Committee consisted of Messrs. Bruno (chair), Gildenhorn, Pincus and Civera and Mses. Nicholas and Rose. The current members of the Audit Committee are Messrs. Bruno (chair), Pincus, Civera, Hagan and Nick. As specified in its written charter, which may be found on our Web site at www.themills.com under “Investors—Corporate Governance—Corporate Governance Highlights,” our Audit Committee assists the Board in its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the qualifications and independence of our independent registered public accounting firm and (d) the performance of our internal audit functions and independent registered public accounting firm. The Audit Committee also is responsible for the appointment, compensation and oversight of our independent registered public accounting firm. To fulfill these responsibilities, the Audit Committee schedules periodic meetings with our independent registered public accounting firm, internal auditors and senior management.

Our Audit Committee’s written charter requires that all members of the committee meet the independence, experience and financial literacy requirements set forth in the NYSE’s listing standards and as established under applicable rules and regulations of the SEC. The Board has determined that all of the members of the audit committee meet the foregoing requirements. In addition, the charter requires that at least one member of the committee be an “audit committee financial expert” within the meaning of the applicable rules and regulations of the SEC and have “accounting or related financial management expertise” under the applicable rules and regulations of the NYSE. Our Board has determined that each of Messrs. Bruno, Civera, Hagan, Nick and Pincus is an “audit committee financial expert” within the meaning of the applicable rules and regulations of the SEC and has accounting or related financial management expertise under the corporate governance listing requirements of the NYSE.

Under our Corporate Governance Guidelines, to be eligible to serve on our Board’s Audit Committee, a director must be independent under the standards set forth above and must receive no compensation from us other than compensation for service as a director or committee member.

None of the members of the Audit Committee served during 2006 or currently serves on the audit committees of more than three public companies, including Mills.

The Audit Committee held 29 meetings during 2006.

Executive Compensation Committee

The Board has a standing Executive Compensation Committee. In April 2006, the membership of the Executive Compensation Committee was reconstituted as follows:  Messrs. Black (chair), Bruno and Ingram and Ms. Nicholas. Prior thereto in 2006, the membership of the Executive Compensation Committee consisted of Messrs. Black (chair), Bruno, Gildenhorn and Pincus. The current members of the Executive Compensation Committee are Mr. Locker (chair) and Mses. Nicholas and Rose. As specified in its charter, which may be found on our Web site, at www.themills.com, under “Investors—Corporate Governance—Corporate Governance Highlights,” the Executive Compensation Committee is responsible for, among other things:

•       reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the Chief Executive Officer’s compensation level based on this evaluation;

•       reviewing and recommending to the Board for its approval, taking into account any recommendations of the Chief Executive Officer, the compensation of our executive officers (other than the Chief Executive Officer); and

•       recommending and administering our equity incentive plans and other compensatory plans, including awards of options, restricted stock and other grants to our employees.

The Executive Compensation Committee held ten meetings and took action by unanimous written consent one time during 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file reports of ownership and transactions that result in changes in ownership of our equity securities on prescribed forms with the SEC and the NYSE, and to furnish us with copies of the forms. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations of our directors and executive officers, we do not believe there were any late filings during 2006.

DIRECTOR COMPENSATION

We paid the following Board and committee meeting fees during 2006 to our non-employee directors. Directors who are also our employees do not receive any fees or other compensation for serving on our Board or any of its committees. All directors, including directors who are employees, are reimbursed for travel expenses incurred for attending Board and committee meetings and other business travel on our behalf.

Annual fee	$50,000
Fee for each regular meeting or special meeting of the Board where personal attendance has been requested	2,000
Fee for each special telephonic meeting of the Board attended	1,000
Annual fee for serving as presiding independent director at executive sessions of non-management directors	30,000
Fee for each executive session of non-management directors attended(1)	1,000
Annual fee for Audit Committee and Governance and Nominating Committee chairpersons	30,000
Annual fee for Executive Compensation Committee, Executive Committee and International Committee chairpersons(2)	20,000
Fee for each Executive Committee and Audit Committee meeting attended	2,000
Fee for each Committee meeting attended (other than Executive Committee, Audit Committee, Oversight Committee and Special Committee meetings)	1,000
Quarterly retainer for serving on Oversight Committee(3)	20,000
Monthly fee for serving on Special Committee(4)	10,000

(1)          Non-employee directors do not receive a separate fee for attending an executive session if such session occurs on the same day as a Board meeting.

(2)          In April 2006, the Board determined that the scope of our international operations did not require oversight by a separate Board committee. As a result, the International Committee was disbanded.

(3)          During 2006, the Board established an Oversight Committee, which was subsequently disbanded.

(4)          During 2006, the Board established a Special Committee to oversee the activities of the strategic alternatives process. The Special Committee was disbanded in February 2007.

In addition to Board and committee meeting fees, each non-employee director receives an annual restricted stock award of 1,000 shares on January 1 of each year, vesting in two equal installments on the first and second anniversaries of the date of grant. Restricted stock awarded to non-employee directors is deemed to be outstanding as of the date of the award and, therefore, the director has the rights of a stockholder with respect to such shares, including the right to vote the shares and to receive dividends on such shares if dividends are declared on the common stock by the Board. (For the January 1, 2007 awards, we issued 1,000 cash-settled restricted stock units to each of our non-employee directors in lieu of 1,000 shares of restricted stock.)  In addition, upon his or her election or reelection to the Board each non-employee director receives an option to purchase 1,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock on the date of grant, with vesting determined by the Board. Options granted to non-employee directors to date have vested 50% on the third anniversary of the date of grant and 50% on the fourth anniversary of the date of grant. Under the Merger Agreement, vesting of director options is accelerated upon a change in control.

Pursuant to his Retirement Agreement, Mr. Siegel, our former Chairman of the Board and Chief Executive Officer, became eligible to receive director fees and equity awards beginning on January 1, 2007. His compensation as one of our named executive officers during 2006, along with the consulting fees paid to him during 2006 subsequent to his retirement as our Chief Executive Officer, is disclosed in the “Summary Compensation Table” below.

The following table summarizes the compensation paid to our non-employee directors during 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Current Directors:
James C. Braithwaite	$115,000	$53,602	$755	$1,698	$171,055
S. Joseph Bruno	273,000	52,708	898	1,694	328,300
Edward S. Civera	294,615	20,965	789	1,130	317,499
Hon. Joseph B. Gildenhorn	194,500	53,602	755	1,697	250,554
Jon N. Hagan(4)	0	0	18	0	18
Frank W. Lampl	117,000	52,708	954	1,694	172,356
Keith M. Locker(4)	0	0	18	0	18
Colombe M. Nicholas	128,000	52,708	1,968	1,694	184,370
Harry H. Nick	232,000	53,602	755	1,697	288,054
Robert P. Pincus	326,692	53,602	755	1,697	382,746
Cristina L. Rose	133,000	53,602	1,230	1,697	189,529
Franz von Perfall	102,000	53,602	1,230	1,697	158,529
Former Directors:
Charles R. Black, Jr.(5)	140,500	42,824	44	1,697	185,065
John M. Ingram(5)	238,692	42,824	44	1,697	283,257
Dietrich von Boetticher(5)	101,000	42,824	44	1,697	145,565

(1)          This column represents the dollar amount of expected 2006 expense for financial statement purposes with respect to the fair value of restricted stock granted in 2006 as well as in prior years to our non-employee directors, in accordance with FAS 123R. For financial reporting purposes, the grant date value of restricted stock awards (average of high and low price of our stock on the date of grant multiplied by the number of shares) is amortized to expense over the vesting period. The aggregate grant date value of the restricted stock awards for 1,000 shares made on January 1, 2006 to each of our non-employee directors then serving on our Board was $41,800. These restricted stock awards vested 50% on January 1, 2007, with the remaining 50% to vest on January 1, 2008. On December 29, 2006, each of Messrs. Black, Ingram and von Boetticher forfeited 500 shares of our common stock, constituting a portion of a previously reported award of restricted stock that lapsed when those individuals ceased their service as members of our Board on that date. The amount shown in this column for each of these former directors reflects the reversal of the prior period compensation expense relating to the 500 shares forfeited by the director. The following non-employee directors have unvested restricted stock holdings at December 31, 2006:  Mr. Braithwaite (500), Mr. Bruno (500), Mr. Civera (500), Mr. Gildenhorn (500), Mr. Lampl (500), Ms. Nicholas (500), Mr. Nick (500), Mr. Pincus (500), Ms. Rose (500) and Mr. von Perfall (500).

(2)          This column represents the dollar amount of expected 2006 expense for financial statement purposes with respect to the fair value of stock options for 1,000 shares each granted to Messrs. Hagan, Locker upon their election and to Mr. Bruno upon his reelection to the Board on December 29, 2006, along with unexercised options held by other directors that were granted in prior years. The fair value was estimated using the Black-Scholes option-pricing model in accordance with FAS 123R. The aggregate fair value of the options of 1,000 shares granted to each of Messrs. Hagan, Locker and Bruno on December 29, 2006 was $10,004, based on assumptions of risk-free interest rate of 4.2%, expected dividend yield of 7.7%, volatility factor of 30.1% and a life (years) of 4.2. The valuation assumptions for option grants made in 2005 are as follows: risk-free interest rate of 4.7%; expected dividend yield of 8.0%; volatility factor of 26.2% and a life (years) of 4.2. For information on the valuation assumptions with respect to option grants made prior to 2005, refer to the note to our financial statements in the Form 10-K for the respective year-end. On December 29, 2006, each of Messrs. Black, Ingram and von Boetticher forfeited options for 500 shares of our common stock, constituting a portion of a previously reported option grant that lapsed when those individuals ceased their service as members of our Board on that date. The amount shown in this column for each of these former directors reflects the reversal of the prior period compensation expense relating to the options forfeited by the director. The following current and former directors have outstanding option awards at December 31, 2006:  Mr. Black (2,500), Mr. Braithwaite (2,000), Mr. Bruno (2,000), Mr. Civera (1,000), Mr. Gildenhorn (3,000), Mr. Hagan (1,000), Mr. Ingram (500), Mr. Lampl (1,000), Mr. Locker (1,000), Ms. Nicholas (2,000), Mr. Nick (2,000), Mr. Pincus (3,000), Ms. Rose (4,000), Mr. von Boetticher (2,500) and Mr. von Perfall (3,000).

(3)          Represents dividend equivalents paid on restricted stock commencing on the date of grant that are not factored into the FAS 123R grant date fair value of the award.

(4)          Messrs. Hagan and Locker were first elected as directors at our 2006 annual meeting held on December 29, 2006.

(5)          The terms of office as directors of Messrs. Black, Ingram and von Boetticher expired at our 2006 annual meeting.

The Company’s non-employee directors currently hold 5,000 restricted shares, 13,000 cash-settled restricted stock units, and 25,000 options with an aggregate value of such options of $39,480 assuming the Offer per-share price of $25.25.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Policy

The primary objectives of the Executive Compensation Committee in determining executive compensation are (a) to enable the Company to attract and retain qualified executives by providing a competitive total compensation package and (b) to align the executives’ compensation with the Company’s overall performance and the financial interests of its stockholders by tying a significant portion of executive compensation to the Company’s success in meeting specified performance objectives and adjusting compensation commensurate with overall corporate results.

The Executive Compensation Committee generally has based its executive compensation programs on the following objectives:

•       Compensation should be based on the employee’s level of job responsibility, his or her individual performance and Company performance. As an employee advances within the organization, an increasing proportion of his or her pay should be linked to Company performance and less on performance against individual objectives, because he or she is more able to affect the Company’s results.

•       Compensation should reflect marketplace conditions. To attract and retain a highly skilled work force, Company compensation arrangements must be and remain competitive with the compensation packages of other employers that compete with us for talent.

•       Compensation should reward performance against established Company performance metrics. For prior periods, both the Company’s annual incentive bonus plan and long term incentive plan program in large part tied benefits to the achievement of corporate performance objectives established by the Executive Compensation Committee.

In 2006, given the Company’s ongoing efforts to restate its financial results and its inability to establish performance targets tied to growth in various metrics over 2005 actual results, as well as the announcement by the Company of its exploration of strategic alternatives, the Executive Compensation Committee balanced the objectives of pay-for-performance and the Company’s need to attract and retain high-quality, high-achieving employees who would remain motivated and committed to the Company during this period.

The Committee’s Processes

Historically, the Executive Compensation Committee has established certain assessments to help ensure that the Company’s executive compensation arrangements achieve the foregoing objectives:

•       Assessment of Company Performance.   In prior periods, for executive officers, a significant portion of their overall compensation has been derived from the Company’s annual incentive bonus plan and long term incentive compensation program. Distributions under these programs were largely based on achievement against various Company performance targets, including total stockholder return, growth in funds from operations per share, growth in tenant sales per square foot and return on equity. For each executive, the Executive Compensation Committee assigned these performance measures relative weights depending on the executive’s role within the organization. In addition, in the past, the Executive Compensation Committee has considered the Company’s performance against its peer group in awarding other elements of compensation such as special equity awards.

•       Assessment of Individual Performance.   Individual performance has a strong impact on the compensation of all employees, including the Chief Executive Officer and the other executive officers. The Chairman of the Executive Compensation Committee and other select members of the Board meet with the Chief Executive Officer to conduct a performance review of the Chief Executive Officer based on his performance and contribution to the Company’s performance, and other leadership accomplishments. This evaluation is used by the Executive Compensation

Committee in determining whether to provide the Chief Executive Officer with any compensation in addition to that set forth in his employment agreement.

For the other named executive officers, the Executive Compensation Committee receives a performance assessment and compensation recommendation from the Chief Executive Officer and also exercises its judgment based on the Board’s interactions with the executive officer. The performance evaluation of these executives is based on achievement of pre-agreed personal objectives, his or her contribution to the Company’s performance and other leadership accomplishments.

•       Benchmarking.   In 2005, the Executive Compensation Committee engaged a consultant to recommend a peer group to be used for purposes of reviewing and setting the Company’s executive compensation policies. The compensation consultant recommended that the Company use the compensation policies of 19 REIT organizations as a basis for comparing the Company’s overall executive compensation policies and that a subset of seven of these companies be used for purposes of calculating Company performance vis-à-vis its peer group for the Company performance measures under its annual incentive bonus program and long term incentive program. The seven companies were Simon Property Group, Inc., General Growth Properties, CBL & Associates Properties, Inc., Macerich Company, Pennsylvania Real Estate Investment Trust, Taubman Centers, Inc. and Glimcher Realty Trust.

In prior periods, the Executive Compensation Committee used the peer group data primarily to ensure that the executive compensation program as a whole was competitive, although each individual’s compensation was driven by individual and Company performance.

Changes in Senior Management in 2006

During 2006, there was significant turnover in the Company’s executive management team. Among other changes, the following events occurred:

•       Effective March 6, 2006, Mark Ordan was appointed as the Company’s Chief Operating Officer. After the retirement on September 30, 2006 of Laurence Siegel, the Company’s former Chairman of the Board and Chief Executive Officer, on October 1, 2006, Mr. Ordan was named Chief Executive Officer and President.

•       Richard Nadeau joined the Company as Executive Vice President, Finance and Accounting effective April 5, 2006. After Mary Jane Morrow stepped down as the Company’s Executive Vice President and Chief Financial Officer, Mr. Nadeau became Executive Vice President and Chief Financial Officer effective July 1, 2006.

•       Scott Ball joined the Company in March 2005 as Senior Vice President, Asset Management and was promoted to Executive Vice President, Asset Management in December 2005 and to Executive Vice President, Asset Management and Leasing in July 2006.

•       Mark Ettenger ceased to be the Company’s President in August 2006 and ceased to be employed in December 2006.

•       James Napoli, Jr., former President, Operating Division of the Company, ceased to be employed by the Company on September 1, 2006.

Employment Agreements

In 2006, the Company entered into employment agreements with Messrs. Ordan, Nadeau, Ball and Napoli. The Company had previously entered into an employment agreement with D. Gregory Neeb, the Company’s Executive Vice President and Chief Investment Officer, and with Messrs. Siegel and Ettenger.

Under the employment agreements entered into in 2006 with Messrs. Ordan, Nadeau, Ball and Napoli, the Company, and its successor, has a contractual right to recover any award or payments made to the executive officer in connection with termination of the executive’s employment by the Company without cause, by the executive for good reason or after a change in control, less the net tax owed by the executive officer with respect to such award or payments, if it is ever determined by our Board, as recommended by the Audit Committee, that actions taken by the executive officer have constituted wrongdoing that contributed to any material misstatement or omission from any report or statement filed by us with the SEC, gross misconduct, breach of fiduciary duty to the Company or fraud.

Components of Executive Compensation for 2006

Historically, the compensation package the Company’s executives consisted of base salary, an annual incentive cash bonus award and a long-term incentive award. In 2006, given the Company’s ongoing efforts to restate its financial results and its inability to establish performance targets tied to growth in various metrics over 2005 actual results, as well as the announcement by the Company of its exploration of strategic alternatives, the compensation of executives was adjusted to base salary, a discretionary annual cash bonus award and special bonus payments. In addition, in connection with the hiring and promotion of various executives, the Executive Compensation Committee made equity awards to certain individuals. In addition, in determining the mix of compensation to be received by each executive, the Executive Compensation Committee balanced its desire to award compensation on the basis of personal and Company achievement and the need to retain the Company’s executive management in the face of the significant uncertainty regarding the Company’s future. As a result of this balancing of considerations, a greater proportion of many executives’ total compensation in 2006 came from discretionary bonus awards and special bonus payments than in prior years.

Base Salary

Base salary is the guaranteed element of employees’ annual cash compensation. The value of base salary reflects the employee’s performance and skill set and the market value of that skill set. In establishing base salaries for 2006, the Executive Compensation Committee considered the following:

•       As noted above, Mr. Ordan was hired in March 2006 as the Company’s new Chief Operating Officer. Mr. Ordan’s salary was the result of an arms’-length negotiation and was established after consideration of the salaries of other Company executives, his experience, his then-current salary and his expected contributions to the Company. Mr. Ordan did not receive a base pay increase when he assumed the role of Chief Executive Officer and President in October 2006.

•       Mr. Siegel’s 2006 base salary was increased by $50,000, effective April 1, 2006, pursuant to the terms of his employment agreement, which the Company entered into as of April 1, 2004.

•       Mr. Nadeau’s base salary was also the result of an arms’-length negotiation and was established after consideration of the salaries of other Executive Vice Presidents and his expected contributions to the Company given his extensive technical accounting expertise and significant public company experience. Mr. Nadeau’s base salary was increased by 27.3% on his assumption of the role of Chief Financial Officer.

•       With respect to annual salary increases for Ms. Morrow and Messrs. Napoli and Neeb, the Executive Compensation Committee considered the following factors, among others: the base salary paid to other executives of the Company, individual and expected Company performance and the overall mix of compensation. The Committee increased each of their salaries by 3% percent effective April 1, 2006. The salaries of Messrs. Napoli and Neeb were further increased by 0.3% effective July 1, 2006 to cover the cost of disability insurance premiums and include related tax reimbursement amounts.

•       Mr. Ball’s 2006 base salary was increased by 35% effective January 1, 2006 in connection with his promotion to Executive Vice President, Asset Management, by 3% effective April 1, 2006 in connection with an annual salary increase and by 13% effective July 1, 2006 in connection with his promotion to Executive Vice President, Leasing and Asset Management. With respect to Mr. Ball’s annual salary increase, the Executive Compensation Committee considered the following factors, among others: the base salary paid to other executives of the Company; individual and expected Company performance; and the overall mix of compensation.

•       Mr. Ettenger’s base salary increased 0.5% effective April 1, 2006 to cover the cost of disability insurance premiums and includes a related tax reimbursement amount.

2006 Cash Bonuses

The Company previously established an annual incentive cash bonus plan that was designed to align senior management’s goals with the achievement of those Company performance metrics described above on page 27. Participation in this program was limited to those full-time executives of the Company at or above the Vice President level, who, in the opinion of the Executive Compensation Committee, were in a position to make a significant contribution to the growth and profitability of the Company. Under this plan, bonus target amounts, expressed as a percentage of base salary, were established for each participant generally either when they were hired or promoted and were based on their level in the organization.  Bonus payouts for the year were then determined by the Company’s financial results for the year relative to pre-determined performance measures and, for certain executives, their achievement against pre-established personal performance goals. Under the annual incentive cash bonus plan, the maximum value of any award for any performance period cannot exceed $2 million.

The Executive Compensation Committee was unable to establish corporate objectives for 2006 given the ongoing restatement of the Company’s historical financial statements and the associated lack of 2005 actual financial results. In lieu thereof, the Executive Compensation Committee determined in December 2006 to pay all executive officers, as well all bonus-eligible employees, a discretionary bonus at the target percentage of base salary provided for under the annual incentive cash bonus or other relevant plan. The target bonus percentages expressed as a percentage of base salary for those individuals listed in the Summary Compensation Table who received a 2006 annual bonus were: Mr. Ordan, 55%; Mr. Nadeau, 45%; Mr. Ball, 45%; Mr. Neeb, 45%; and Ms. Morrow, 45%.

The Executive Compensation Committee has established 2007 target bonus percentages for each of our current executive officers as follows:  Mr. Ordan, 55% of 2006 base salary; Mr. Nadeau, 45% of 2006 base salary; Mr. Ball, 45% of 2006 base salary; and Mr. Neeb, 45% of 2006 base salary.

Special Performance and Other Cash Bonus Awards

In 2006, the Executive Compensation Committee recognized that it was critical that the Company hire and retain senior executives with significant expertise to assist the Company. A significant component of 2006 compensation was the award by the Executive Compensation Committee or the Board, as applicable, of special cash performance bonus awards to certain of the named executive officers.

•       As discussed above, Mr. Ordan became the Company’s Chief Executive Officer and President after Mr. Siegel’s retirement. While Mr. Ordan’s base salary was not increased and he was not awarded additional equity compensation in connection with his promotion, the Executive Compensation Committee and the Board determined that it would be appropriate to provide him with a special performance bonus payment of up to $1.7 million, subject to the satisfaction of certain performance criteria as follows:

•        $125,000 on consummation of the sale of the Company’s interests in Vaughan Mills, St. Enoch Centre and Madrid Xanadú (this amount has been paid);

•        $125,000 payable after the filing by the Company of its 2005 Form 10-K and first and second quarter 2006 Form 10-Qs so long as these filings were made by November 30, 2006 (this performance criteria was not satisfied);

•        $250,000 on the consummation of the Meadowland Xanadu-related transaction with Colony Capital and KanAm (this amount has been paid); and

•        $200,000 payable if the Company completes a sale of all or substantially all of its or Mills LP’s assets at a price per share of $20 or more, an additional $400,000 if the Company completes a sale of all or substantially all of its or Mills LP’s assets at a price per share of $22 or more and an additional $600,000 payable if the Company completes a sale of all or substantially all of its or Mills LP’s assets at a price per share of $24 or more (the entire $1.2 million will become payable upon completion of the tender offer). The special bonus arrangement with Mr. Ordan also provides that, in the event we do not complete a sale transaction, these amounts could be earned if, at any time before December 31, 2008, the 30-day trading average of our common stock equals or exceeds such per share prices.

•       Pursuant to his employment agreement, Mr. Nadeau was entitled to receive a one-time special performance bonus award of up to $465,000, payable on February 28, 2007, if he successfully achieved the following performance objectives:

•        timely reporting of financial information to Goldman Sachs Mortgage Company, the administrative agent and a lender under our prior credit facility (“GSMC”), for loan compliance;

•        completing the restatement of our financial statements;

•        participating with management in a leadership role to improve our procedures and operational and internal controls, as well as communications involving the reporting of financial information to management, the Board and the public;

•        supporting our strategic alternatives process;

•        leading the capital expense allocation process; and

•        reorganizing the accounting and finance departments.

           In accordance with the terms of Mr. Nadeau’s employment agreement, in February 2007, Mr. Ordan and the Executive Compensation Committee jointly, with significant input from the Audit Committee, determined that Mr. Nadeau was entitled to a special performance bonus of $418,500 based on the evaluation of his performance against these performance objectives.

•       In September 2006, the Board approved a performance bonus award payable to Mr. Neeb in the amount of $500,000, subject to execution of a letter agreement evidencing such award. One-half of such bonus, $250,000, was paid on the execution of such letter agreement, with the balance, $250,000, payable on December 1, 2006,  assuming achievement of the following performance objectives:

•        reporting to the Chief Executive Officer and Special Committee of the Board in the Company’s strategic transaction process;

•        leading the internal team with the Chief Executive Officer on all Company transactions through closing;

•        working closely with the Company’s outside advisers to keep the Company’s processes organized and on pace;

•        ensuring timely and accurate information is provided to bidding groups, coordinate bidders through the strategic process and work to make bids meaningful and timely;

•        helping manage partner matters, including with regard to KanAm, Ivanhoe, General Motors and JPMorgan;

•        directing the internal Mills strategic process and development asset management groups;

•        assisting on processes to stabilize underperforming assets; and

•        working closely with the Company’s Chief Executive Officer and Chief Financial Officer to manage the Company’s relationship with GSMC.

           Pursuant to the terms of the letter agreement, Mr. Neeb’s achievement of these objectives was determined by Mr. Ordan, as the Company’s Chief Executive Officer, and the full amount was paid to Mr. Neeb in December 2006.

•       In connection with Mr. Ball’s promotion to Executive Vice President, Asset Management and under the terms of his employment agreement, Mr. Ball received a one-time special bonus payment of $400,000, which was paid in August 2006.

•       During 2006, Ms. Morrow received retention bonuses totaling $104,000.

Restricted Stock and Restricted Stock Unit Awards

During 2006, the Company employed two forms of equity incentives:  restricted stock awards under the 2004 Equity Plan; and cash-settled restricted stock units. Generally, over the last several years, the Executive Compensation Committee awarded restricted shares to employees at the Vice President or above level and the Company’s General Managers in connection with their initial employment and in some cases on their promotion. Although the Executive Compensation Committee does not have a policy of awarding equity awards on an annual basis, periodically the Executive Compensation Committee has awarded special equity awards to certain Company employees and members of executive management in light of exemplary Company or personal performance. During 2006,

•       Each of Messrs. Ordan and Nadeau were awarded restricted stock in the amount of 70,000 shares and 35,000 shares, respectively, in connection with their employment by the Company. In connection with Mr. Ordan’s appointment as the Company’s Chief Executive Officer in October 2006, the vesting of his restricted stock award was modified so that starting in the fourth quarter of 2006, such shares vest in equal quarterly installments through March 30, 2010. These restricted shares originally vested 50% on April 1, 2009 and 50% on April 1, 2010.

•       Mr. Ball received an award of 8,000 shares of restricted stock in connection with his promotion to Executive Vice President, Asset Management and an award of 10,000 cash-settled restricted stock units in connection with his promotion to Executive Vice President, Asset Management and Leasing.

•       Mr. Ettenger received a grant of 20,272 restricted stock units in accordance with the terms of his employment agreement, which were immediately settled for an equal number of shares of Company common stock.

Long-Term Incentive Compensation Plan

In 2002, the Company’s stockholders approved a long-term incentive compensation plan (“LTIP”) that is administered by the Executive Compensation Committee. At the Company’s 2004 annual meeting, the Company’s stockholders approved the 2004 Stock Incentive Plan (the “2004 Equity Plan”), which provided the Board with, among other things, the ability to grant long-term incentive compensation to executive officers who meet various performance measures set by the Board. The Executive Compensation Committee selected grantees and established and adjusted performance goals, performance targets and target incentive percentages. Only full-time Company employees at the level of Vice President or above were eligible to receive awards under the LTIP.

The Executive Compensation Committee has established four LTIP performance cycles (2002-2004, 2003-2005, 2004-2006 and 2005-2007) and has established total stockholder return, growth in funds from operations per share, growth in tenant sales per square foot and return on equity as the Company performance objectives for years 2002 through 2005 and positive funds from operations per share as the Company performance objectives for 2006 and 2007. Payments under the LTIP are made as soon as practicable following the completion of each performance period based on an evaluation of the Company’s achievement with respect to these objectives and the individual awardee’s personal performance, with greater weight apportioned to the Company’s performance for the Company’s most senior executives. In addition, within the Company performance evaluation, the Executive Compensation Committee assigns a weight to each of the four performance criteria for each participant depending on the participant’s responsibilities. LTIP awards may be paid in the form of cash, stock options, shares of Company common stock, restricted stock, restricted stock units, common stock appreciation rights or any combination of cash and such equity awards, as determined by the Executive Compensation Committee at the time the awards are made. The maximum performance-based award that may be paid to any plan participant is $4 million for a three-year performance period.

Under the LTIP, if achievement is below 80% of the established corporate performance target, the individual is not entitled to receive any payout for that performance target. In addition, if aggregate average achievement for all corporate performance targets over a performance period is less than 75%, the individual is not entitled to receive any payout for that performance period.

Given the status of the Company’s pending restatement of its financial results for prior periods, the Executive Compensation Committee did not establish an LTIP cycle for 2006-2008 and no LTIP cycle for 2007-2009 will be commenced. Accordingly, none of our current executive officers are entitled to or received LTIP awards for these performance cycles.

In December 2006, the Executive Compensation Committee measured likely achievement by the Company of the Company performance measures for the 2003-2005 LTIP cycle using draft financial statements and authorized the payment in December 2006 of an estimated LTIP payment to then-current employees who participated in the 2003-2005 LTIP cycle. As a condition to receipt of the estimated LTIP payment, each employee has agreed to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment than the payment made based on the draft financial statements. Mr. Neeb and Ms. Morrow have received LTIP payments for the 2003-2005 LTIP cycle totaling $284,130 and $230,508, respectively. Pursuant to the terms of his employment agreement, Mr. Napoli received in March 2007 an LTIP payment of $425,872 for the 2003-2005 LTIP cycle, subject to his agreement to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment than the payment made based on the draft financial statements.

For any person who held the title of Senior Vice President or above as of April 1, 2004 or April 1, 2005, the Company does not expect to pay any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for any amounts to be paid for either of these LTIP performance cycles.

Benefits

All Vice Presidents and above receive:

•       medical and dental insurance;

•       group term life insurance;

•       long-term disability insurance;

•       long-term care insurance; and

•       matching employer contributions under the Company’s 401(k) plan.

In addition, all Senior Vice Presidents and above are eligible for financial planning assistance (up to $3,000 each year for Senior Vice Presidents, up to $5,000 each year for Executive Vice Presidents and up to $10,000 each year for the President and Chief Executive Officer).

Perquisites

All Executive Vice Presidents and above receive an unallocated cash benefit allowance of $18,000 per year, and all Senior Vice Presidents and above receive tax reimbursements for long-term disability insurance premiums included in their taxable incomes.

Under his employment agreement, Mr. Siegel was also entitled to receive life insurance coverage with a minimum benefit of $5.0 million. In addition, he was entitled to receive fringe benefits in an amount not to exceed $50,000 per annum, in addition to the benefits that generally were available to our other executives. To the extent that fringe benefits provided during a calendar year amounted to less than $50,000, additional fringe benefits in the amount of any such difference carried forward to subsequent years.

Under his employment agreement, Mr. Ettenger was entitled to receive life insurance coverage with a minimum benefit of $3.0 million. Mr. Ettenger was also entitled to receive fringe benefits in an amount not to exceed $40,000 per annum, in addition to the benefits that generally were available to the Company’s other executives. Under the terms of his employment agreement, to the extent that fringe benefits provided during a calendar year amounted to less than $40,000, additional fringe benefits in the amount of any such difference did not carry forward to subsequent years.

Deferred Compensation Plan

Participants may defer of up to 100% of base salary and annual bonus under the Company’s deferred compensation plan. Participants may also elect to convert “stock option gains,” which would otherwise be distributed to the participant in the form of common stock upon exercise by the participant of his or her stock options. The program allows executives to save for retirement in a tax-effective way at minimal cost to the Company. Ms. Morrow was the only named executive officer who participated in the Company’s deferred compensation program.

Severance Benefits for Current Executive Officers

Messrs. Ordan, Nadeau, Ball and Neeb.   The employment agreements entered into with Messrs. Ordan, Nadeau, Ball and Neeb each provide for severance payments to be made to these executives upon the termination of their employment in certain circumstances. In general, if the employment of Messrs. Ordan, Nadeau or Ball were terminated by the Company for reasons other than death, disability or “cause” or by the executive for “good reason,” each as defined in the employment agreements:

•       the executive would be entitled to a lump sum cash payment equal to (a) two times the sum of executive’s then base salary and target annual bonus and (b) a pro rata cash payment equal to the executive’s target annual bonus based on service from commencement of the applicable bonus year through the date of termination;

•       stock options and any other equity-based compensation (other than LTIP awards) would vest in accordance with the applicable equity plan; provided that the executive would be considered for such purpose to have been employed at the end of the calendar year in which the termination occurred; and

•       the Company would be required to provide, at its expense, continued participation in any medical insurance and dental insurance plans for 24 months following the date of termination.

In addition, if Messrs. Ordan’s, Nadeau’s or Ball’s employment were terminated within 24 months after a “change in control” (as defined in the employment agreements) of the Company, either by the Company for reasons other than death, disability or cause or by the executive for good reason, in addition to the payments and benefits listed above, the executive would also be entitled to the full amount (without proration) of any unvested LTIP awards that had been made to the executive for any performance period that had commenced, as determined in accordance with the LTIP. If Messrs. Ordan, Nadeau or Ball voluntarily terminated his employment with the Company for any reason by giving notice within the 30-day period commencing on the first anniversary of a change in control, under the terms of the employment agreements, any such termination would be treated as a termination for good reason after a change in control.

Under Mr. Neeb’s employment agreement, dated April 1, 1999, in general, if, at any time prior to six full months before a “change in control” (as defined in his employment agreement), or at any time more than two years after a change in control, the Company terminated Mr. Neeb’s employment for reasons other than death, disability or “cause” (as defined in his employment agreement) or he terminated his employment for “good reason” (as defined in his employment agreement), he would be entitled to receive a lump sum cash payment equal to 1 ½ times his then-current base salary and, at his cost, to continue to participate in an medical or dental insurance plans in which he participated on the date of termination of his employment for 18 months.

If Mr. Neeb’s employment were terminated by the Company for reasons other than death, disability or cause, or he terminated his employment for good reason, within the period six full months before or two years after a change in control, Mr. Neeb would be entitled to receive:

•       an amount equal to two times the highest rate of his annualized base salary in effect at any time up to and including the effective date of termination;

•       an amount equal to two times the greater of (a) his average annual cash bonus earned by him during the three years prior to the change in control or (b) the target level of bonus established for the fiscal year in which the termination of employment occurs;

•       stock options and any other equity-based compensation (other than LTIP awards) would vest in accordance with the applicable equity plan; and

•       the Company would be required to provide, at its expense, continued participation in any medical insurance, dental insurance and life insurance plans for 24 months following the date of termination.

He also would be entitled to receive the same payments and benefits described above if he voluntarily terminated his employment for any reason within the period six full months before or one year after a change in control.

In addition, if Mr. Neeb’s employment were terminated by the Company for reasons other than death, disability or cause, or he terminated his employment for good reason, within 24 months after a change in control, in addition to the payments and benefits listed above, he would also be entitled to the full amount (without proration) of any unvested LTIP awards that had been made to him for any performance period that had commenced, as determined in accordance with the LTIP.

Under Mr. Neeb’s employment agreement, the Company is required to make him whole for any “excess parachute payment” excise taxes that he might incur as a result of the receipt of certain payments and benefits (including the severance payments and benefits described above) in connection with a change in control transaction.

In addition to the foregoing payments and benefits, in connection with the Merger, the Executive Compensation Committee in February and March 2007 authorized additional severance payments to each of Messrs. Ball and Neeb in the amounts of approximately $150,000 and $604,000, respectively. These additional amounts would become payable in the event that, during the two-year period following March 2007 (or, if a change in control occurs during such two-year period, during the two-year period immediately following such change in control), his employment were terminated by the Company or its successor without cause or by him for good reason (unless, within seven days following the change in control, he is offered employment with the same authority, duties, responsibilities and status by the Company or its successor at a location within 50 miles of the Company’s current principal location and entitling him to the compensation and benefits (other than equity-based compensation) no less favorable, taken as a whole, than the compensation and benefits (other than retention, sale, stay, special bonus and other change in control payments or awards) currently provided to him, in which case he would not be entitled to terminate his employment for good reason and receive the additional payment).

Non-Compete Arrangements

In March 2007, the Executive Compensation Committee authorized the terms of non-compete arrangements with each of Messrs. Ordan and Nadeau, which are being finalized by the Company.  The duration of the non-compete period would be two years from the termination of their employment and the scope of the non-compete is expected to be substantially the same as the non-compete provisions contained in their employment agreements.  In exchange for executing and complying with the terms of the new non-compete arrangements, Messrs. Ordan and Nadeau are expected to receive payments of up to $1.325 million and $791,000, respectively.

Severance/Retirement Payments to Former Executive Officers

Mr. Napoli.   On July 31, 2006, Mr. Napoli delivered notice to the Company that he was terminating his employment for “good reason” as a result of the reassignment in June 2006 of his responsibilities for in-line leasing to another officer. The termination was effective September 1, 2006. Under the terms of his employment agreement, Mr. Napoli received a severance payment of approximately $1.5 million plus a pro-rated short-term performance incentive plan payment of approximately $173,000 based on his target award for 2006. In addition, he is entitled to 24 months of continued coverage under our medical and dental insurance plan. We estimate the cost of this continued coverage at $15,000 per year. In March 2007, Mr. Napoli received $50,163 as an annual bonus for 2005 and  an LTIP payment of $425,872 for the 2003-2005 LTIP cycle, subject to his agreeing to return to the Company any overpayment of the LTIP if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment. As noted above, the Company does not expect to pay any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for any amounts to be paid for either of these LTIP performance cycles. Accordingly, it is not anticipated that Mr. Napoli will receive any payments with respect to LTIP awards made to him for these cycles.

Mr. Siegel.   On September 30, 2006, we entered into the Retirement Agreement with Mr. Siegel providing for his immediate retirement and resignation as Chief Executive Officer. The Retirement Agreement superseded Mr. Siegel’s employment agreement, dated as of April 1, 2004, except as the Retirement Agreement specifically provides otherwise. Under the terms of his Retirement Agreement, Mr. Siegel held the title of Non-Executive Chairman of our Board of Directors from September 30, 2006 until November 22, 2006. He remains a director.

Under the Retirement Agreement, Mr. Siegel is entitled to receive:

•       two years of COBRA coverage, at our expense, for him and his spouse and dependents (if applicable) under our medical and dental insurance plans (estimated cost of $15,000 per year);

•       $50,000 in reimbursement of legal fees that he incurred in negotiating the Retirement Agreement;

•       a severance payment equal to $2.5 million;

•       vesting of 10,952 shares of restricted stock that are subject to a restricted stock agreement dated January 1, 1998 between us and Mr. Siegel if a change in control (as defined in the restricted stock agreement) is consummated prior to July 1, 2007; and

•       a lump-sum payment equal to the difference between (a) $737,500 and (b) the aggregate payments that Mr. Siegel receives for providing consulting services to us under the Retirement Agreement (excepting reimbursements for ordinary and necessary consulting expenses).

Mr. Siegel is also entitled to receive a lump sum payment equal to $10.5 million if we experience a “change in control” (as defined in his Retirement Agreement) on or prior to December 31, 2007.

The Company has delayed paying Mr. Siegel the severance payment described above for a period of six months to avoid the incurrence of tax by Mr. Siegel under Section 409A of the Internal Revenue Code of 1986, as amended.

Under the Retirement Agreement, Mr. Siegel forfeited his right to any cash-based awards, including awards under our annual incentive bonus plan and LTIP, and to any equity, phantom stock or equity-based compensation awards that were unvested as of September 30, 2006.

Under his Retirement Agreement, Mr. Siegel agreed to repay the Company for any expense reimbursements that the Company may have erroneously paid to him during his employment term and for any non-business related perquisites that the Company may have erroneously provided to him during his employment term, including $362,156 for personal use of a Company-chartered aircraft and personal flights erroneously paid by the Company. In prior years, the Company chartered an airplane for use by Mr. Siegel and other executives for business travel.  The Company ceased chartering the aircraft in December 2005. In October 2006, Mr. Siegel paid the Company $362,156 for the personal use of the Company-chartered aircraft and personal flights that had been erroneously paid by the Company. Of this amount, $341,680 represents the amount attributed to him for federal income tax purposes for the period 2000-2005 when his spouse and/or other family members accompanied him on flights. The remaining amount represents personal flights on commercial aircraft erroneously paid by the Company. The Company has determined that the net amount owed by Mr. Siegel for expense reimbursements that the Company may have erroneously paid to him during his employment term was $242,216, which will be netted against the severance payment to be made to him.

Under the Retirement Agreement, Mr. Siegel also agreed to provide consulting services to us from September 30, 2006 to December 31, 2006, as requested by us. For every day Mr. Siegel rendered consulting services to us, he was entitled to receive a $5,000 payment and reimbursement of his ordinary and necessary consulting expenses. The fees for these consulting services totaled $100,000.

Ms. Morrow.   On November 1, 2006, we entered into a Retention and Separation Agreement with Ms. Morrow, our former Executive Vice President and Chief Financial Officer. Pursuant to the terms of her agreement, Ms. Morrow’s employment terminated on January 31, 2007. In connection with termination of her employment, she received a separation payment totaling $568,000. In addition to this separation payment, she is entitled to continued participation in our medical and dental insurance plans until the earlier of (a) the date on which she turns age 65, (b) the date on which she is eligible to receive medical and dental insurance coverage as a result of new employment or (c) her death. We estimate the cost of this coverage at $168,750.  Under the terms of the agreement, she also received a payment of $125,000 in lieu of any LTIP cycle beginning in 2006 or thereafter and a $1,000 payment as consideration for the release by her of any claims she may have had against the Company as of November 1, 2006. Ms. Morrow previously received LTIP awards for the 2004-2006 and 2005-2007 LTIP performance cycles. The Company does not expect to pay Ms. Morrow any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for any amounts to be paid to her for either of these LTIP performance cycles. Under the Retention and Separation Agreement entered into with Ms. Morrow, the Company, and its successor, has a contractual right to recover any award or payments made to her in connection with termination of her employment, less the net tax owed by her with respect to such award or payments, if it is ever determined by our Board, as recommended by the Audit Committee, that actions taken by her have constituted wrongdoing that contributed to any material misstatement or omission from any report or statement filed by us with the SEC, gross misconduct, breach of fiduciary duty to the Company or fraud.

Mr. Ettenger.   Effective August 11, 2006, Mr. Ettenger’s service as our President terminated and on December 28, 2006, Mr. Ettenger’s employment was terminated by the Company without cause. Pursuant to his employment agreement, dated February 2, 2004, Mr. Ettenger received a severance payment of $5.3 million, plus a pro-rated bonus of $912,438 for 2006 based on his target bonus award for that year. In addition, Mr. Ettenger received $184,000 as an annual bonus for 2005. For two years following termination of his employment, he is also entitled to continued participation in medical and dental insurance plans in which he and his dependents participated at the time his employment was terminated. We estimate the cost of this continued coverage at $15,000 per year. Mr. Ettenger did not participate in the Company’s 2003-2005 LTIP cycle and the Company does not expect to pay Mr. Ettenger for any LTIP cycles for periods during the term of his employment due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for any amounts to be paid to him for the 2004-2006 and 2005-2007 LTIP cycles. Under his employment agreement, in the event that an LTIP award was not established with respect to any calendar year, then a substitute target performance long-term incentive compensation award with a value equal to $1.15 million was required to be established for Mr. Ettenger, having substantially similar vesting and performance terms to those applicable under the then most recent LTIP award made to Mr. Ettenger. As indicated above, the Company did not establish a 2006-2008 LTIP cycle. Given the terms of any such “substitute” program as contemplated by his employment agreement, it is not anticipated that Mr. Ettenger would receive any payment thereunder due to anticipated achievement by the Company below the level required for payment of any amount to him. In connection with his termination of employment, Mr. Ettenger reimbursed the Company $8,678 for expense reimbursements that the Company may have erroneously paid to him during his employment term.

Deductibility Cap on Executive Compensation

Section 162(m) of the Internal Revenue Code prohibits publicly traded companies from taking a tax deduction for compensation paid in excess of $1 million in any taxable year to a named executive officer. An exception to the Section 162(m) deduction limitation exists for performance-based compensation. Our restricted stock grants and our executive officers’ 2006 compensation are subject to the $1 million deduction limitation because they are not considered “performance-based” within the meaning of Section 162(m).

The Executive Compensation Committee’s policy is to take into account Section 162(m) in establishing compensation for our senior executives. The Executive Compensation Committee also believes, however, that the Company must balance the benefit of deductions against the need to provide the Company’s executives with proper incentives to remain with us. Section 162(m) does not affect us as directly as it does Subchapter C corporations because we are a REIT and ordinarily do not pay taxes, although non-compliance with Section 162(m) will increase the tax cost of our stockholders who are subject to tax. The Executive Compensation Committee does not believe that it is necessarily in our or our stockholders’ best interests that all compensation meet the requirements of Section 162(m) for deductibility and the Executive Compensation Committee may determine to award non-deductible compensation in such circumstances as it deems appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts, that compensation intended by us to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

SUMMARY COMPENSATION TABLE

The following table sets forth 2006 compensation information for (a) each individual who served as our principal executive officer during 2006, (b) each individual who served as our principal financial officer during 2006, (c) each of our two other executive officers who were serving as executive officers at December 31, 2006 and (d) two former executive officers who would have been among our three most highly compensated executive officers (other than the principal executive officer and the principal financial officer) at the end of 2006 but for the fact that these individuals were not serving as executive officers at year-end (collectively, our “named executive officers”).

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Current Executive Officers:
Mark S. Ordan	2006	$584,514	$382,250	$530,923	$375,000	$772	$1,873,459
Chief Executive Officer, President and Director(6)
Richard J. Nadeau	2006	339,103	209,250	188,213	418,500	16,323	1,171,389
Executive Vice President and Chief Financial Officer(7)
F. Scott Ball	2006	397,737	658,614	225,663	0	47,945	1,329,959
Executive Vice President, Leasing and Asset Management(8)
D. Gregory Neeb	2006	372,230	419,748	212,304	250,000	44,271	1,298,553
Executive Vice President and Chief Investment Officer
Former Executive Officers:
Laurence C. Siegel	2006	1,293,362	0	(202,509)	(1,462,000)	3,442,822	3,071,675
Former Chairman of the Board and Chief Executive Officer(9)
Mary Jane Morrow	2006	311,876	245,300	149,384	0	656,341	1,362,901
Former Executive Vice President and Chief Financial Officer(10)
Mark D. Ettenger	2006	1,204,450	0	580,000	0	6,317,833	8,102,283
Former President(11)
James A. Napoli, Jr.	2006	308,725	0	102,853	0	1,702,577	2,114,155
Former President, Operating Division(12)

        (1) Base salaries paid to the named executive officers include long-term disability insurance premiums and related tax reimbursement amounts. This presentation has been revised to treat these amounts as perquisites and tax reimbursements, respectively, in the All Other Compensation column, to the extent required.

        (2) The amounts shown in this table include annual bonuses earned by the named executive officers for 2006, 50% of which was paid on December 30, 2006 and 50% of which was paid in the first quarter of 2007. For Mr. Ball, the amount shown in the table also includes a $66,672 relocation bonus and a $400,000 special bonus payment he received under his employment agreement. For Mr. Neeb, the amount shown in the table also includes a $250,000 special bonus paid to him in September 2006. For Ms. Morrow, the amount shown in the table also includes retention bonuses totaling $104,000.

        (3) The amounts in the table for each named executive officer (other than Mr. Siegel) represent the dollar amounts of expected 2006 expense for financial statement purposes in accordance with FAS 123R with respect to awards of restricted stock and restricted stock units settled in Company common stock that were made to the named executive officers in 2006 and prior periods. Under FAS 123R, the grant date fair value of stock awards (determined by multiplying the average of the high and low price of a share of our common stock on the grant date by the number of shares subject to the award) is amortized to expense over the vesting period. The negative amount shown in the table for Mr. Siegel represents the FAS 123R compensation expense recorded in prior periods relating to 14,444 phantom shares that he forfeited under his Retirement Agreement. As a result of the forfeiture of these phantom shares, the compensation expense recorded in prior periods relating to these shares will be reversed in 2006 for financial statement purposes. The forfeited 14,444 phantom shares relate to a $1,350,000 LTIP award made to Mr. Siegel for performance in 2000 that, along with LTIP awards made to him for performance in 1999 and 2001, were finalized by the Executive Compensation Committee in August 2002 as phantom shares and were subsequently paid out over several years. As disclosed in a Current Report on Form 8-K filed on January 9, 2007, from an accounting perspective, we understated compensation expense by $1.5 million for 2004 and overstated compensation expense by $1.9 million for the first three quarters of 2005, with immaterial impacts in other periods, relating to these awards in our previously filed financial statements. From a disclosure perspective, the LTIP awards were reported in our prior year proxy statements without taking into account the fact that the awards were based when paid on the market value of our stock on the date of vesting and included payment of dividend equivalents. Consequently, (a) the collective dollar value of the vested portion of the LTIP awards was underreported in the 2003 proxy statement by approximately $2.0 million at August 13, 2002 (which represents 248,067 phantom shares times the closing price of our common stock on August 13, 2002 of $28.20 per share, less previously reported amounts) and (b) the collective dollar value of the unvested portion at year-end 2002, 2003 and 2004 was underreported in the 2003, 2004 and 2005 proxy statements by approximately $1.7 million, $3.3 million and $3.4 million, respectively (which represents 193,780, 144,166, and 79,155 unvested phantom shares at year-end 2002, 2003 and 2004, respectively, times the closing price of our stock on the last trading day of the relevant year of $29.34, $44.00 and $63.76 per share, respectively, less previously reported amounts). The “All Other Compensation” disclosed for Mr. Siegel also was underreported in our 2003 and 2004 proxy statements for years 2002 and 2003 by approximately $132,228 and $28,031, respectively, reflecting additional dividend equivalents that were paid to Mr. Siegel as a result of the late payment to him of the cash value of the LTIP awards that vested on April 1, 2001, 2002 and 2003.

        (4) For Mr. Ordan, the amount shown in the table consists of a $125,000 bonus paid upon the completion of the sale of our interests in Vaughan Mills, St. Enoch Centre and Madrid Xanadú in October 2006 and a $250,000 bonus paid to him upon the completion of our transaction with Colony and KanAm relating to the Meadowlands Xanadu project in November 2006. For Mr. Nadeau, the amount shown in the table also includes a $418,500 special performance bonus for 2006 paid to him in February 2007 based on individual performance objectives established by the Board of Directors on September 8, 2006 and finally determined jointly by Mr. Ordan and the Executive Compensation Committee with significant input from the Audit Committee. For Mr. Neeb, the amount shown in the table also includes a $250,000 special bonus he received in 2006 based on individual performance objectives established by the Executive Compensation Committee and finally determined pursuant to discretion exercised by Mr. Ordan, as Chief Executive Officer, within the objectives established by the Committee. See the “2006 Grants of Plan-Based Awards” table for additional information. The negative amount shown for Mr. Siegel represents the amount expected to be reversed in 2006 for financial statement purposes relating to LTIP awards for the 2003-2005, 2004-2006 and 2005-2007 performance cycles made to him in past periods. These LTIP awards were forfeited by him pursuant to his Retirement Agreement.

        (5) The table below shows the amounts included in this column, which include the Company match for each individual’s 401(k) plan contributions, tax reimbursements, life insurance premiums, perquisites (if total perquisites for the named executive officer are $10,000 or more), paid or accrued severance payments, consulting fees and dividends paid on unvested restricted stock that are not factored into the FAS 123R grant date fair value of the award. In accordance with SEC rules, each perquisite, regardless of its amount, is identified by type in a footnote to the table and quantified if it exceeds the greater of $25,000 or 10% of the total amount of perquisites for that named executive officer.

Name	401(k) Match	Tax Reimbursements		Life Ins.	Perquisites		Severance(a)		Consulting Fees		Dividends Paid on Unvested Restricted Stock	Total
Current Executive Officers:
Mark S. Ordan	$0	$0		$772	$0		$0		$0		$0	$772
Richard J. Nadeau	0	0		570	15,753	(b)	0		0		0	16,323
F. Scott Ball	8,250	1,036		862	28,510	(c)	0		0		9,287	47,945
D. Gregory Neeb	11,000	9	(d)	867	22,738	(e)	0		0		9,657	44,271
Former Executive Officers:
Laurence C. Siegel	11,000	1,896	(d)	10,184	152,242	(f)	3,167,500	(g)	100,000	(h)	0	3,442,822
Mary Jane Morrow	11,000	206	(d)	732	19,915	(i)	619,525		0		4,963	656,341
Mark D. Ettenger	11,000	473	(d)	9,012	54,910	(j)	6,242,438		0		0	6,317,833
James A. Napoli, Jr.	11,000	0		810	20,224	(k)	1,658,307		0		12,236	1,702,577

(a)                See “Potential Payments Upon Termination or Change of Control” below for additional information regarding these severance amounts.

(b)               Perquisites consist of an unallocated cash benefit allowance, Company paid parking and premium expense for long-term care insurance.

(c)                Perquisites consist of an unallocated cash benefit allowance, cost of 2005 tax services reimbursement by us in 2006, Company paid parking and premium expense for long-term disability insurance and long-term care insurance.

(d)               Represents tax reimbursements relating to long-term disability insurance premiums reimbursed by us. Also includes, for Mr. Ettenger, Medicare tax reimbursement totaling $240 relating to certain expenses for 2005 that were reimbursed by us in 2006.

(e)                Perquisites consist of an unallocated cash benefit allowance, Company paid parking and premium expense for long-term disability insurance and long-term care insurance.

(f)                 Perquisites consist of $71,135 for personal use of a Company-leased car and Company driver, $50,000 of reimbursed legal fees incurred by Mr. Siegel in the negotiation of his Retirement Agreement and the following personal benefits, each of which was less than $25,000: an unallocated cash benefit allowance, Company paid parking, personal financial planning, premium expense for long-term disability insurance and long-term care insurance expense. For purposes of the above table, personal use of the car and driver was determined based on the percentage of trips involving personal use multiplied by the total cost of the car and driver to us of $94,846 for 2006.

(g)                In addition to the severance amount included in the table for Mr. Siegel, if a change in control occurs on or before December 31, 2007, Mr. Siegel will be entitled to receive a change in control payment totaling $10.5 million pursuant to the terms of his Retirement Agreement. If a change in control occurs before July 1, 2007, 10,952 currently unvested shares of restricted stock held by him will also vest. If a change in control does not occur before July 1, 2007, such shares will be forfeited. The purchase of 50% of the outstanding voting shares of our common stock pursuant to the Offer would constitute a change in control for these purposes.

(h)               Pursuant to his Retirement Agreement, Mr. Siegel agreed to provide consulting services during the period from September 30, 2006 to December 31, 2006, as requested by us. For these consulting services, he received consulting fees of $5,000 per day and reimbursement of reasonable expenses.

(i)                  Perquisites consist of an unallocated cash benefit allowance, cost of 2004 tax services reimbursed by us in 2006, Company paid parking and premium expense for long-term disability insurance and long-term care insurance.

(j)                  Perquisites consist of $28,949 of travel expenses to and from New York City for the period July 2005 to May 2006 and the following additional perquisites, each of which was less than $25,000: an unallocated cash benefit allowance, personal use of a Company-leased car and Company driver, Company paid parking and premium expense for long-term disability insurance and long-term care insurance.

(k)               Perquisites consist of an unallocated cash benefit allowance, Company paid parking and premium expense for long-term disability insurance and long-term care insurance.

        (6) Mr. Ordan joined us effective March 6, 2006 as our Chief Operating Officer. He became our Chief Executive Officer and President effective October 1, 2006. His base salary for 2006 was $695,000.

        (7) Mr. Nadeau joined us as Executive Vice President, Finance and Accounting effective April 5, 2006. He became Executive Vice President and Chief Financial Officer effective July 1, 2006. His base salary for 2006 was established at $365,000 upon his joining the Company and increased to $465,000 on his assumption of the role of Chief Financial Officer.

        (8) Mr. Ball joined the Company in March 2005 as Senior Vice President, Asset Management and was promoted to Executive Vice President, Asset Management in December 2005 and to Executive Vice President, Asset Management and Leasing in July 2006.

        (9) On September 30, 2006, Mr. Siegel retired and resigned as our Chief Executive Officer and became our Non-Executive Chairman of the Board. On November 22, 2006, he resigned as Non-Executive Chairman but remains a director.

  (10) Ms. Morrow served as our Executive Vice President and Chief Financial Officer from May 2003 to June 30, 2006. She ceased to be employed by the Company on January 31, 2007.

  (11) Mr. Ettenger served as our President from February 2004 until August 2006. Mr. Ettenger ceased to be employed by the Company on December 28, 2006.

  (12) Mr. Napoli ceased to be employed by the Company on September 1, 2006.

2006 GRANTS OF PLAN-BASED AWARDS

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stocks		Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)		or Units (#)		Awards ($)(1)
Current Executive Officers:
Mark S. Ordan	2/28/06	$0	$0	$1,700,000	(2)	70,000	(3)	$2,760,800
Richard J. Nadeau	4/17/06	0	0	465,000	(4)	35,000	(3)	1,003,800
F. Scott Ball	4/17/06	0	0	0		8,000	(3)	229,440
						10,000	(6)	200,850
D. Gregory Neeb	N/A	0	0	250,000	(5)	0		0
Former Executive Officers:
Laurence C. Siegel	N/A	0	0	0		0		0
Mary Jane Morrow	N/A	0	0	0		0		0
Mark D. Ettenger	4/17/06	0	0	0		20,272	(7)	580,000
James A. Napoli, Jr.	N/A	0	0	0		0		0

(1)           Represents the grant date fair value of restricted stock and restricted stock units awarded to the named executive officers in 2006, as calculated in accordance with FAS 123R.

(2)           In connection with his appointment as our Chief Executive Officer and President, Mr. Ordan became eligible to receive special bonus payments totaling up to $1.7 million, subject to the satisfaction of certain performance criteria. See “Employment Agreement and Special Bonus Arrangement with Mark Ordan” below. Of this amount, $375,000 was paid in 2006, based upon achievement of the performance criteria set forth below, and is included in the Summary Compensation Table, and $1.2 million will become payable upon completion of the tender offer.

(3)           Represents shares of restricted stock awarded to the named executive officer on the grant date indicated. Holders of shares of restricted stock are entitled to dividends on the vested and unvested shares commencing on the first vesting date, if dividends are declared by the Board on our common stock. The shares of restricted stock granted to Mr. Ordan originally were to vest in two equal installments on April 1, 2009 and April 1, 2010. In connection with his appointment as our Chief Executive Officer, the vesting of these shares was adjusted so that starting in the fourth quarter of 2006, such shares vest in equal quarterly installments through March 30, 2010. The shares of restricted stock granted to Mr. Nadeau will vest in two equal annual installments on April 1, 2009 and April 1, 2010. The shares of restricted stock granted to Mr. Ball will vest in two equal installments on April 1, 2008 and April 1, 2009. The purchase of more than 50% of the outstanding voting shares of our common stock pursuant to the Offer would constitute a change in control for purposes of the restricted stock agreements with these executive officers.

(4)           Under his employment agreement, Mr. Nadeau was entitled to receive a one-time special performance bonus award of up to $465,000 if he successfully achieved certain specified performance objectives. In accordance with the terms of Mr. Nadeau’s employment agreement, in February 2007, Mr. Ordan and the Executive Compensation Committee jointly, with significant input from the Audit Committee, awarded Mr. Nadeau a special performance bonus of $418,500 based on the evaluation of his performance against the performance objectives. See “Employment Agreement and Special Bonus Arrangement with Richard Nadeau” below.

(5)           Represents a special performance bonus of $250,000 paid to Mr. Neeb in December 2006. See “Employment Agreement and Special Bonus Arrangement with Gregory Neeb” below.

(6)           Represents restricted stock units that are payable in cash. These restricted stock units vest in two equal installments on April 1, 2009 and on April 1, 2010. The purchase of more than 50% of the outstanding voting shares of our common stock pursuant to the Offer would constitute a change in control for purposes of the restricted stock agreement with Mr. Ball.

(7)           Represents restricted stock units awarded to Mr. Ettenger on April 17, 2006. These units vested immediately and were settled in an equivalent number of shares of our common stock on the date of grant. Under Mr. Ettenger’s employment agreement, he was entitled to receive annually for service in the prior year a number of restricted stock units equal to $580,000 divided by the last reported sale price of our common stock on the date of grant. The grant date could not be later than April 30 of the year following the applicable service year.

NARRATIVE DISCLOSURE TO SUMMARY COMPENATION TABLE AND 2006 GRANTS OF PLAN-BASED AWARDS TABLE

Employment Agreements and Special Bonus Arrangements with Current Executive Officers

As described below, we have entered into employment agreements and special bonus arrangements with each of Messrs. Ordan, Nadeau, Ball and Neeb. For information regarding each individual’s potential termination or change of control payments, including amounts upon completion of the tender offer, please refer to the section captioned “Potential Payments Upon Termination or Change of Control” below.

Employment Agreement and Special Bonus Arrangement with Mark Ordan

On June 21, 2006, we entered into an employment agreement with Mark Ordan, our then Chief Operating Officer. The effective date of the employment agreement is February 28, 2006.

Mr. Ordan’s employment period, for purposes of the agreement, commenced on the effective date of the agreement and will continue until December 31, 2007, provided that on January 1, 2008 and on each January 1 thereafter, the employment period will be automatically extended for one year unless either party has given at least 90 days prior written notice of non-renewal. Notwithstanding the foregoing, upon a “change in control” (as defined in his employment agreement) the employment term will be for a period ending two years after the change in control.

The employment agreement provides for an annual base salary at the rate of $695,000, reviewable on or about April 1, 2007 and at least annually thereafter for such adjustments as may be determined to be appropriate by the Executive Compensation Committee.

Under the employment agreement, Mr. Ordan is eligible to participate in our annual short-term performance incentive plan for executives as well as our LTIP, with target awards and actual bonuses under each such plan to be determined by the Executive Compensation Committee in its discretion. Initially, he was eligible to participate in our annual short-term performance incentive bonus plan with a target bonus of 55% of his annual base salary and was eligible to participate in our LTIP with a target award of 100% of his annual base salary.

The employment agreement also provides that Mr. Ordan is entitled to participate in all benefit programs, policies or plans applicable to our senior executives in the same or similar positions to that of Mr. Ordan, including an additional annual taxable benefits allowance of $18,000 and up to $10,000 annual reimbursement for financial planning assistance.

We are also required to provide Mr. Ordan with directors’ and officers’ liability insurance coverage with respect to services rendered during his employment period in an amount not less than $10.0 million.

On October 1, 2006, the Board of Directors appointed Mr. Ordan as our Chief Executive Officer and President. In connection with his appointment as Chief Executive Officer and President, Mr. Ordan became eligible to receive special bonus payments totaling up to $1.7 million, subject to the satisfaction of certain performance criteria. This bonus opportunity is included in the “2006 Grants of Plan-Based Awards” table above. Of this amount,

•       $125,000 was payable on the sale of our interests in Vaughan Mills, St. Enoch Centre and Madrid Xanadú so long as the transaction was consummated by November 30, 2006 (this amount has been paid and is reflected in the Summary Compensation Table);

•       $125,000 was payable if we filed our 2005 Form 10-K and first and second quarter 2006 Form 10-Qs by November 30, 2006 (this performance criteria was not satisfied);

•       $250,000 was payable on the completion of our transaction with Colony and KanAm relating to the Meadowlands Xanadu project (this amount has been paid and is reflected in the Summary Compensation Table); and

•       $200,000 is payable if we complete a sale of all or substantially all of our or Mills LP’s assets at a price per share of $20 or more, an additional $400,000 is payable if the price per share is $22 or more and an additional $600,000 is payable if the price per share is $24 or more (the entire $1.2 million will become payable upon completion of the tender offer). The special bonus arrangement with Mr. Ordan also provides that, in the event we do not complete a sale transaction, these amounts could be earned if, at any time before December 31, 2008, the 30-day trading average of our common stock equals or exceeds such per share prices.

See the “Summary Compensation Table” and the “2006 Grants of Plan Based Awards” table above for information on the salary, annual bonus, non-equity incentive and equity incentive plan-based awards and other compensation earned by or awarded to Mr. Ordan for 2006.

Employment Agreement and Special Bonus Arrangement with Richard Nadeau

On September 13, 2006, we entered into an employment agreement with Richard Nadeau, who is currently employed as our Executive Vice President and Chief Financial Officer. The effective date of the employment agreement is June 1, 2006.

Mr. Nadeau’s employment period, for purposes of the agreement, commenced on the effective date of the agreement and will continue until December 31, 2007, provided that on January 1, 2008 and on each January 1 thereafter, the employment period will be automatically extended for one year unless either party has given at least 90 days prior written notice of non-renewal. Notwithstanding the foregoing, upon a “change in control” (as defined in his employment agreement) the employment term will be for a period ending two years after the change in control.

The employment agreement provides for an annual base salary at the rate of $465,000, reviewable on or about April 1, 2007 and at least annually thereafter for such adjustments as may be determined to be appropriate by the Executive Compensation Committee, but not less than $465,000, except as part of a salary reduction program applicable to executives holding the same or similar positions.

Under the employment agreement, Mr. Nadeau is eligible to participate in our annual short-term performance incentive plan as well as our LTIP, with target awards and actual bonuses under each such plan to be determined by the Executive Compensation Committee in its discretion; provided that Mr. Nadeau’s target annual performance award for 2006 was required to be at least $209,250.

Pursuant to the employment agreement, Mr. Nadeau was also entitled to receive a one-time special performance bonus award of up to $465,000, payable on February 28, 2007, if he successfully achieved the following performance objectives:

•       timely reporting of financial information to GSMC for loan compliance under our prior credit facility;

•       completing the restatement of our financial statements;

•       participating with management in a leadership role to improve our procedures and operational and internal controls, as well as communications involving the reporting of financial information to management, the Board and the public;

•       supporting our strategic alternatives process;

•       leading the capital expense allocation process; and

•       reorganizing the accounting and finance departments.

In accordance with the terms of Mr. Nadeau’s employment agreement, in February 2007, Mr. Ordan and the Executive Compensation Committee jointly, with significant input from the Audit Committee, awarded Mr. Nadeau a special performance bonus of $418,500 based on the evaluation of his performance against the performance objectives.

The employment agreement also provides that Mr. Nadeau will be entitled to participate in all benefit programs, policies or plans as applicable to our senior executives in the same or similar positions to that of Mr. Nadeau, including an additional annual taxable benefits allowance of $18,000 and up to a $5,000 annual reimbursement for financial planning assistance.

We are also required to provide Mr. Nadeau with directors’ and officers’ liability insurance coverage with respect to services rendered during his employment period in an amount not less than $10.0 million.

See the “Summary Compensation Table” and the “2006 Grants of Plan Based Awards” table above for information on the salary, annual and special performance bonuses, plan-based awards and other compensation earned by or awarded to Mr. Nadeau for 2006.

Employment Agreement and Special Bonus Arrangement with Scott Ball

On April 3, 2006, we entered into an employment agreement with Scott Ball, who is currently employed as our Executive Vice President, Asset Management and Leasing.

Mr. Ball’s employment period, for purposes of the agreement, commenced on the date of the agreement and will continue until December 31, 2007, provided that on January 1, 2008 and on each January 1 thereafter, the employment period will be automatically extended for one year unless either party has given at least 90 days prior written notice of nonrenewal. Notwithstanding the foregoing, upon a “change in control” (as defined in his employment agreement) the employment term will be for a period ending two years after the change in control.

The employment agreement provides for an annual base salary at the rate of $365,000, reviewable on or about April 1, 2006 and at least annually thereafter for such adjustments as may be determined to be appropriate by the Executive Compensation Committee. Mr. Ball’s salary was increased to $430,180, effective July 1, 2006, when he was given additional responsibility for leasing activities.

Under the employment agreement, Mr. Ball is eligible to participate in our annual short-term performance incentive plan as well as our LTIP, with target awards and actual bonuses under each such plan to be determined by the Executive Compensation Committee in its discretion; provided that for calendar years 2005 and 2006 his annual bonus award will be at least 40% of his base salary as of April 1, 2005 and April 1, 2006, respectively.

The employment agreement also provides that Mr. Ball will be entitled to participate in all benefit programs, policies or plans applicable to our senior executives in the same or similar positions to that of Mr. Ball.

We are also required to provide Mr. Ball with directors’ and officers’ liability insurance coverage with respect to services rendered during his employment period in an amount not less than $10.0 million.

Under his employment agreement, Mr. Ball was also entitled on or about August 15, 2006 to receive a one-time bonus of $400,000, which bonus was paid on August 15, 2006.

See the “Summary Compensation Table” and the “2006 Grants of Plan Based Awards” table above for information on the annual and special performance bonuses, plan-based awards and other compensation earned by or awarded to Mr. Ball for 2006.

Employment Agreement and Special Bonus Arrangement with Gregory Neeb

On April 1, 1999, we entered into an employment agreement with Gregory Neeb, who was then serving as our Senior Vice President-Treasurer.

The initial term of Mr. Neeb’s employment under his employment agreement was from April 1, 1999 through March 31, 2002. Beginning on April 1, 2002 and on April 1 of each successive year, the employment period is automatically extended for an additional one year period, unless terminated by either us or Mr. Neeb.

His annual base salary is subject to annual review by the Executive Compensation Committee. Mr. Neeb’s base salary for 2006, which was established at $365,000, was raised to $375,950 effective April 1, 2006 and to $377,217 effective July 1, 2006.

In addition to base salary, Mr. Neeb is entitled to participate in our annual short-term performance plan and our LTIP, as determined by the Executive Compensation Committee. He is also eligible to participate in benefit policies or plans that apply generally to our executive employees on the same basis as other executives.

We are also required to provide Mr. Neeb with directors’ and officers’ liability insurance coverage with respect to services rendered during his employment period in an amount not less than $10.0 million.

In September 2006, the Board approved a performance bonus award payable to Mr. Neeb in the amount of $500,000, subject to execution of a letter agreement evidencing such award. One-half of such bonus, $250,000, was paid on the execution of such letter agreement, with the balance, $250,000, payable on December 1, 2006,  assuming achievement of the following performance objectives:

•       reporting to the Chief Executive Officer and Special Committee of the Board in the Company’s strategic transaction process;

•       leading the internal team with the Chief Executive Officer on all Company transactions through closing;

•       working closely with the Company’s outside advisers to keep the Company’s processes organized and on pace;

•       ensuring timely and accurate information is provided to bidding groups, coordinate bidders through the strategic process and work to make bids meaningful and timely;

•       helping manage partner matters, including with regard to KanAm, Ivanhoe, General Motors and JPMorgan;

•       directing the internal Mills strategic process and development asset management groups;

•       assisting on processes to stabilize underperforming assets; and

•       working closely with the Company’s Chief Executive Officer and Chief Financial Officer to manage the Company’s relationship with GSMC.

Pursuant to the terms of the letter agreement, Mr. Neeb’s achievement of these objectives was determined by, Mr. Ordan, as the Company’s Chief Executive Officer, and the full amount was paid to Mr. Neeb in December 2006.

See the “Summary Compensation Table” and the “2006 Grants of Plan Based Awards” table above for information on the salary, annual bonus, plan-based awards and other compensation earned by or awarded to Mr. Neeb in 2006.

Employment Agreements with Former Executive Officers

As described below, prior to termination of their employment, we also had employment agreements with each of Messrs. Siegel, Ettenger and Napoli (but not with Ms. Morrow). On September 30, 2006, in connection with his retirement and resignation as our Chief Executive Officer, we entered into a Retirement Agreement with Mr. Siegel, which superseded his employment agreement (except as otherwise provided in his Retirement Agreement). On November 1, 2006, we entered into a Retention and Separation Agreement with Ms. Morrow. For information regarding termination payments paid or accrued  in connection with termination of their employment and a change in control payment of $10.5 million due to Mr. Siegel if a change in control (as defined in his Retirement Agreement) occurs on or before December 31, 2007, please refer to the section captioned “Potential Payments Upon Termination or Change of Control” below.

Employment Agreement with Laurence Siegel

We entered into a new employment agreement with Laurence Siegel, as of April 1, 2004, with the initial term expiring on December 31, 2008, subject to automatic one-year extensions on each January 1 thereafter unless either party gave notice of non-renewal. Pursuant to the employment agreement, Mr. Siegel served as our Chief Executive Officer and Chairman of our Board of Directors.

Pursuant to the terms of Mr. Siegel’s employment agreement, Mr. Siegel’s base salary in 2004 was $1.65 million. Per the terms of his employment agreement, Mr. Siegel’s base salary increased by $50,000 on April 1 of each year of the agreement, so that in 2006, he received an annual base salary of $1.75 million.

Under his employment agreement, Mr. Siegel was eligible to participate in our annual short-term performance incentive plan. Mr. Siegel’s target annual bonus award for each year during the term of his employment agreement equaled his base salary for such year. The actual amount of Mr. Siegel’s annual bonus was determined in accordance with the terms of our annual short-term performance incentive plan, as administered by the Executive Compensation Committee. Additionally, Mr. Siegel was eligible to participate in our LTIP. Mr. Siegel’s target award under our LTIP for each year during the term of his employment equaled two times his base salary for such year. The actual amount of Mr. Siegel’s LTIP award was determined in accordance with our LTIP, as administered by the Executive Compensation Committee.

Under his employment agreement, Mr. Siegel was also entitled to receive life insurance coverage with a minimum benefit of $5.0 million, provided that we could obtain such policy on a commercially reasonable basis. In addition, he was entitled to receive fringe benefits in an amount not to exceed $50,000 per annum, in addition to the benefits that generally were available to our other executives. To the extent that fringe benefits provided during a calendar year amounted to less than $50,000, additional fringe benefits in the amount of any such difference carried forward to subsequent years.

We were also required to provide Mr. Siegel with directors’ and officers’ liability insurance coverage with respect to services rendered during his employment period in an amount not less than $10.0 million.

In connection with his retirement and resignation as our Chief Executive Officer on September 30, 2006, Mr. Siegel’s employment agreement was terminated, except as otherwise provided in his Retirement Agreement.

See the “Summary Compensation Table” above for information on the salary and other compensation earned by or awarded to Mr. Siegel in 2006.

Employment Agreement with Mark Ettenger

We entered into an employment agreement with Mark Ettenger, our then President, effective as of February 2, 2004 and expiring on January 31, 2009, with automatic one year extensions on each February 1 thereafter unless either party gave notice of non-renewal. Pursuant to the employment agreement, Mr. Ettenger received an annual base salary of $1.2 million in 2006, which increased by $6,538 effective April 1, 2006 to cover the cost of disability premiums and includes a related tax reimbursement amount. His base salary was subject to review at least annually by the Executive Compensation Committee and could be increased (but not decreased) in the discretion of the Executive Compensation Committee. In addition, under his employment agreement, in September 2004, Mr. Ettenger received an inducement grant of 110,000 restricted stock units, 55,000 of which vested on January 1, 2005 and 55,000 of which vested on January 1, 2006.

Under his employment agreement, Mr. Ettenger was eligible to participate in our annual short-term performance incentive plan. Mr. Ettenger’s target annual bonus award for each year during the term of his employment agreement was $920,000, with the actual amount of such bonus, if any, to be determined in accordance with the terms of our annual short-term performance incentive plan, as administered by the Executive Compensation Committee. Additionally, Mr. Ettenger was also eligible to participate in our LTIP, with the actual amount of Mr. Ettenger’s LTIP award to be determined in accordance with our LTIP, as administered by the Executive Compensation Committee. Under his employment agreement, in the event that an LTIP award was not established with respect to any calendar year, then a substitute target performance long-term incentive compensation award with a value equal to $1.15 million was required to be established for Mr. Ettenger, having substantially similar vesting and performance terms to those applicable under the then most recent LTIP award made to Mr. Ettenger.

In addition, Mr. Ettenger was entitled to receive (a) an annual equity grant of restricted stock units, which could be settled in cash or common stock, having an aggregate market value of $580,000 on the date of grant, (b) fringe benefits in an amount not to exceed $40,000 per annum, in addition to the benefits that generally were available to our other executives and (c) life insurance coverage with a minimum benefit of $3.0 million, provided that we could obtain such policy on a commercially reasonable basis.

We were also required to provide Mr. Ettenger with directors’ and officers’ liability insurance coverage in the same amount as provided to other senior executives of the Company.

Effective August 11, 2006, Mark Ettenger’s service as our President terminated, and on December 23, 2006, we notified him that our Board had terminated his employment without cause, effective December 28, 2006.

See the “Summary Compensation Table” and the “2006 Grants of Plan Based Awards” table above for information on the salary, annual bonus, equity plan-based awards and other compensation earned by or awarded to Mr. Ettenger in 2006.

Employment Agreement with James Napoli

On March 16, 2006, we entered into an employment agreement with Mr. Napoli, our then President, Operating Division.

Mr. Napoli’s employment period, for purposes of the employment agreement, commenced on the date of the agreement and continued until December 31, 2007, provided that on January 1, 2008 and on each January 1 thereafter, the employment period was to be automatically extended for one year unless either party gave at least 90 days prior written notice of nonrenewal.

The employment agreement provided for an annual base salary at the rate of $456,023 from April 1, 2005 to March 31, 2006, reviewable on April 1, 2006 and at least annually thereafter for such adjustments as may be determined to be appropriate by the Executive Compensation Committee. Mr. Napoli’s base salary was increased to $469,704 effective April 1, 2006 and to $471,302 effective July 1, 2006.

Under the employment agreement, Mr. Napoli was eligible to participate in our annual short-term performance incentive plan as well as our LTIP, with target awards and actual bonuses under each such plan to be determined by the Executive Compensation Committee in its discretion. The employment agreement also provided that Mr. Napoli was entitled to participate in all benefit programs, policies or plans applicable to our senior executives in the same or similar positions to that of Mr. Napoli.

We were also required to provide Mr. Napoli with directors’ and officers’ liability insurance coverage with respect to services rendered during his employment period in an amount not less than $10.0 million.

On July 31, 2006, Mr. Napoli delivered notice to us that he was terminating his employment for “good reason” as a result of the reassignment in June 2006 of his responsibilities for in-line leasing to another officer. The termination was effective September 1, 2006.

See the “Summary Compensation Table” above for information on the salary and other compensation earned by or awarded to Mr. Napoli for 2006.

2006 Cash Bonuses

The Company previously established an annual incentive cash bonus plan that was designed to align senior management’s goals with the achievement of those Company performance metrics described above on page 27. Participation in this program was limited to those full-time executives of the Company at or above the Vice President level, who, in the opinion of the Executive Compensation Committee, were in a position to make a significant contribution to the growth and profitability of the Company. Under this plan, bonus target amounts, expressed as a percentage of base salary, were established for each participant generally either when they were hired or promoted and were based on their level in the organization.  Bonus payouts for the year were then determined by the Company’s financial results for the year relative to pre-determined performance measures and, for certain executives, their achievement against pre-established personal performance goals. Under the annual incentive cash bonus plan, the maximum annual award to any individual cannot exceed $2 million.

The Executive Compensation Committee was unable to establish corporate objectives for 2006 given the ongoing restatement of the Company’s historical financial statements and the associated lack of 2005 actual financial results. In lieu thereof, the Executive Compensation Committee determined in December 2006 to pay all executive officers, as well all bonus-eligible employees, a discretionary bonus at the target percentage of base salary provided for under the annual incentive cash or other relevant bonus plan. The target bonus percentages expressed as a percentage of base salary for those individuals listed in the Summary Compensation Table who received a 2006 annual bonus were: Mr. Ordan, 55%; Mr. Nadeau, 45%; Mr. Ball, 45%; Mr. Neeb, 45%; and Ms. Morrow, 45%.

LTIP

Given the status of the Company’s pending restatement of its financial results for prior periods, the Executive Compensation Committee did not establish an LTIP cycle for 2006-2008 and no LTIP cycle for 2007-2009 will be commenced under the Company’s LTIP. Accordingly, none of our current executive officers are entitled to or received LTIP awards for these performance cycles.

In December 2006, the Executive Compensation Committee measured likely achievement by the Company of the Company performance measures for the 2003-2005 LTIP cycle using draft financial statements and authorized the payment in December 2006 of an estimated LTIP payment to then-current employees who participated in the 2003-2005 LTIP cycle. As a condition to receipt of the estimated LTIP payment, each employee has agreed to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment than the payment made based on the draft financial statements. Mr. Neeb and Ms. Morrow have received LTIP payments for the 2003-2005 LTIP cycle totaling $284,130 and $230,508, respectively. Pursuant to the terms of his employment agreement, Mr. Napoli received an LTIP payment of $425,872 for the 2003-2005 LTIP cycle, subject to his agreement to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment than the payment made based on the draft financial statements. Mr. Ettenger, who joined the Company in February 2004, did not participate in the Company’s 2003-2005 LTIP cycle.

For any person who held the title of Senior Vice President or above as of April 1, 2004 or April 1, 2005 (including Messrs. Neeb and Ettenger and Ms. Morrow for 2004 and 2005 and Mr. Ball for 2005), the Company does not expect to pay any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for any amounts to be paid for either of these LTIP performance cycles.

Under his employment agreement, in the event that an LTIP award was not established with respect to any calendar year, then a substitute target performance long-term incentive compensation award with a value equal to $1.15 million was required to be established for Mr. Ettenger, having substantially similar vesting and performance terms to those applicable under the then most recent LTIP award made to Mr. Ettenger. As indicated above, the Company did not establish a 2006-2008 LTIP cycle. Given the terms of any such “substitute” program as contemplated by his employment agreement, it is not anticipated that Mr. Ettenger would receive any payment thereunder due to anticipated achievement by the Company below the level required for payment of any amount to him.

Mr. Siegel forfeited his right to receive any further LTIP payments under his Retirement Agreement.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

	OPTION AWARDS				STOCK AWARDS
										Equity
								Equity		Incentive
								Incentive		Plan
								Plan		Awards:
								Awards:		Market or
								Number of		Payout Value
							Market	Unearned		of Unearned
	Number of	Number of			Number of		Value of	Shares,		Shares,
	Securities	Securities			Shares or		Shares or	Units or		Units or
	Underlying	Underlying			Units of		Units of	Other		Other
	Unexercised	Unexercised	Option		Stock That		Stock That	Rights		Rights That
	Options	Options	Exercise	Option	Have Not		Have Not	That Have		Have Not
	(#)	(#)	Price	Expiration	Vested		Vested	Not Vested		Vested
Name	Exercisable	Unexercisable	($)	Date	(#)		($)	(#)		(#)(1)
Current Executive Officers:
Mark S. Ordan	0	0	$0	N/A	65,000	(2)	$1,300,000	0		$0
Richard J. Nadeau	0	0	0	N/A	35,000	(3)	700,000	0		0
F. Scott Ball	0	0	0	N/A	6,000	(4)	120,000	800	(5)	16,000
					8,000	(6)	160,000
					10,000	(7)	200,000
D. Gregory Neeb	50,020	0	17.44	4/1/2009	5,000	(8)	100,000	0		0
		50,000 (9)	24.50	Change in control
Former Executive Officers
Laurence C. Siegel	0	0	0	N/A	0		0	10,952	(10)	219,040
Mary Jane Morrow	0	0	0	N/A	7,500	(11)	150,000	1,115	(5)	22,301
					682	(11)	13,640
Mark D. Ettenger	0	0	0	N/A	0		0	5,468	(5)	109,354
James A. Napoli, Jr.	0	0	0	N/A	0		0	2,085	(5)	41,696

          (1) Value determined by multiplying the closing price of our common stock on December 29, 2006 of $20.00 per share by the number of shares.

          (2) Represents the unvested portion of the restricted stock award made to Mr. Ordan on February 28, 2006, the vesting of which was modified in October 2006. See the “2006 Grants of Plan-Based Awards” table above. Vesting would accelerate upon the completion of the Offer.

          (3) Represents shares of restricted stock that vest in two equal annual installments on April 1, 2009 and on April 1, 2010. Vesting would accelerate upon the completion of the Offer.

   (4) Represents shares of restricted stock that vest as follows: 4,000 shares on April 1, 2007 and 2,000 shares on April 1, 2008. Vesting would accelerate upon the completion of the Offer.

          (5) On April 11, 2005, the Executive Compensation Committee of the Board determined that the payment of the LTIP award for the 2005-2007 performance cycle would be paid 50% in cash and 50% in common stock of the Company, which stock would be valued using the average of the high and low sale prices of the Company’s common stock on the NYSE on April 11, 2005 (or $54.685). The number of unearned shares shown in the table represents the number of shares potentially issuable to each named executive officer in 2008 if the Company’s achievement against the performance metrics of the 2005-2007 performance cycle met the “threshold” level described in the LTIP. As described in “Compensation Discussion and Analysis—Components of Executive Compensation for 2006—Long-Term Incentive Compensation Plan” above on pages 33-34, the Company does not expect to pay to any Senior Vice President or above any long-term compensation for the 2005-2007 LTIP performance cycle due to anticipated achievement by the Company below the level required for payment of the LTIP. Under the LTIP, for each three-year performance cycle, aggregate Company achievement against Company performance metrics must be at least 75% or no payments are made.

          (6) Represents shares of restricted stock that vest in two equal installments on April 1, 2008 and on April 1, 2009. Vesting would accelerate upon the completion of the Offer.

          (7) Represents restricted stock units that are payable in cash. These restricted stock units vest in two equal installments on April 1, 2009 and on April 1, 2010. Vesting would accelerate upon the completion of the Offer.

          (8) Represents shares of restricted stock that vest on April 1, 2007. Vesting would accelerate upon the completion of the Offer before that date.

          (9) Represents stock appreciation rights that vest only upon a change in control (as defined in his stock appreciation right agreement). The stock appreciation rights represent the right to receive in cash the appreciation in value, if any, on 50,000 shares of our common stock determined by multiplying such number of such shares by the difference between the fair market value per share of our common stock as of the date of a change of control and $24.50.

    (10) Represents shares of restricted stock that vest only upon a change in control. Under the terms of Mr. Siegel’s Retirement Agreement, he will be entitled to these shares only if a change in control occurs prior to July 1, 2007. The restricted stock will vest upon completion of the Offer if such event occurs prior to that date.

    (11) These restricted shares vested on January 31, 2007 upon termination of Ms. Morrow’s employment on that date.

2006 OPTION EXERCISES AND STOCK VESTED

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Current Executive Officers:
Mark S. Ordan	0	$0	5,000	$100,325
Richard J. Nadeau	0	0	0	0
F. Scott Ball	0	0	4,000	111,940
D. Gregory Neeb	0	0	6,389	178,796
Former Executive Officers:
Laurence C. Siegel	109,031	1,359,617	0	0
Mary Jane Morrow	0	0	8,181	228,945
Mark D. Ettenger	0	0	75,272	2,878,726
James A. Napoli, Jr.	0	0	16,883	452,869

(1)          The value realized is calculated based on the difference between the average of the high and low price of our common stock on the date of exercise and the exercise price, multiplied by the number of shares exercised.

(2)          The value realized is calculated by multiplying the average of high and low price of our common stock on the vesting date by the number of vested shares.

2006 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in 2006 ($)(1)	Aggregate Earnings in 2006 ($)(2)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at December 31, 2006($)
Current Executive Officers:
Mark S. Ordan	$0	$0	$0	$0
Richard J. Nadeau	0	0	0	0
F. Scott Ball	0	0	0	0
D. Gregory Neeb	0	0	0	0
Former Executive Officers:
Laurence C. Siegel	0	0	0	0
Mary Jane Morrow	27,054	16,450	88,355	149,119
Mark D. Ettenger	0	0	0	0
James A. Napoli, Jr.	0	0	0	0

(1)          Of the amount in this column, $18,288, which represents the amount deferred by the named executive officer from her 2006 salary, is included in the “Salary” column in the Summary Compensation Table for 2006. The balance of the amount in this column represents deferrals of a portion of the named executive officer’s 2005 bonus and 2005 salary, which are not included in the Summary Compensation Table for 2006.

(2)          Amounts in this column are not included in the Summary Compensation Table for 2006.

The 2006 Nonqualified Deferred Compensation table presents amounts deferred under our non-qualified deferred compensation plan (the “Deferred Compensation Plan”), by our named executive officers. Participants may defer up to 100% of base salary and annual bonus, each as reduced to the extent necessary to provide for any required tax withholdings. Participants may also elect to convert “stock option gains,” which would otherwise be distributed to the participant in the form of common stock upon exercise by the participant of his or her stock options. Any stock option gains contribution automatically will be deemed to be invested in common stock equivalents in value to the stock option gains.

All compensation deferrals and stock option gains contributions are credited to a participant’s deferred compensation and stock option gains contribution account. At all times, participants are fully vested in amounts credited to his or her deferred compensation and stock option account. We may also make discretionary contributions for any participant under the Deferred Compensation Plan. A participant will become vested in any amounts credited to his or her employer contribution credit account according to any vesting schedule adopted by our Board, provided that a participant will become fully vested upon attainment of the retirement age of 60, death, total and permanent disability or a change of control.

Other than with respect to any stock option gains contributions, which are automatically deemed to be invested in common stock equivalents in value to the stock option gains, and subject to limitations imposed by law, us, or the plan trustee and as set forth in the Deferred Compensation Plan, each participant may direct how his or her accounts should be deemed to be invested among such categories of deemed investments as may be made available by us. All amounts credited to the participant’s account are deemed to be invested in accordance with the then effective deemed investment direction, unless and until a subsequent deemed investment direction is filed and becomes effective as of a designation date set by the plan committee.

A participant may select the manner of payment and select a fixed payment date for the payment or commencement of payment of funds credited to his or her account (or portions thereof). The minimum deferral period is a 24-month period and the fixed payment date elected must be on January 1st of the year the distribution is to be made. Such payment dates may be extended to later dates so long as elections to so extend the payment dates are made by the participant at least six months prior to the date on which the distribution is scheduled to be made or commence. Such payment dates may not be accelerated, except pursuant to an early withdrawal option, subject to a 10% penalty payment, or pursuant to a “hardship” exception.

Within 90 days following the earlier of a participant’s termination of employment with us or the date(s) selected by a participant, such participant will be entitled to receive a distribution in an aggregate amount equal to the participant’s vested account. Payments under the Deferred Compensation Plan (other than payments with respect to amounts deemed invested in common stock) will be made in cash or in-kind, as elected by the participant and as permitted by us and the plan trustee. All amounts invested in common stock pursuant to a stock options gain contribution are distributed in shares of common stock. The payments will be made in a lump sum or in monthly or quarterly substantially equal installments for a period not to exceed 15 years (adjusted for gains and losses), as selected by the participant. Notwithstanding the preceding, if at any time up to 24 months following the participant’s termination of employment with us, the participant enters into competition with us or the participant is terminated on an involuntary basis, we may accelerate the payment of benefits.

If a participant’s employment with us is terminated for any reason (other than by reason of total and permanent disability) prior to the attainment of the age of 60 or the “early retirement age,” as determined by the plan committee, or if a participant does not make an election regarding payment, and the participant terminates employment with us for any reason, such participant will be entitled to receive a lump sum payment. Upon the death of a participant, the account becomes fully vested and payment of an amount equal to such participant’s account will be made within 90 days of such participant’s death. Upon the total and permanent disability of the participant or change of control, the account becomes fully vested and payment will be made within 30 days of such disability or change of control, unless the participant elects to receive such payment in installments or as of a different date.

The earnings on Ms. Morrow’s compensation account in 2006 were measured by reference to a portfolio of mutual funds chosen by her in advance.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Each of Messrs. Ordan, Nadeau, Ball and Neeb are eligible to receive severance payments and other benefits in the event of certain terminations of employment or a change of control. Each of Mr. Siegel, Ms. Morrow and Messrs. Ettenger and Napoli, whose employment with us has terminated, has received or is entitled to receive severance payments and other benefits pursuant to the terms of their employment agreements and equity award agreements or, in the case of Mr. Siegel and Ms. Morrow, agreements entered into in connection with termination of their employment.

Termination Payments under Employment Agreements with Current Executive Officers

In all termination events, Messrs. Ordan, Nadeau, Ball and Neeb would be entitled to receive:

•       any accrued but unpaid base salary;

•       any earned but unpaid bonus awards for calendar years that have ended prior to the effective date of termination;

•       reimbursement of unpaid ordinary and reasonable business expenses paid by the executive officer in accordance with our expense reimbursement policies;

•       any accrued but unpaid vacation time to the extent consistent with Company policy in effect at the time of termination of employment; and

•       any earned but unpaid LTIP award under our LTIP plan.

The payment of these amounts upon termination of employment is available generally to all of our salaried employees.

The employment agreements also generally provide for the following termination and change in control payments:

Termination by Reason of Death or Disability—Messrs. Ordan, Nadeau, Ball and Neeb

If the executive officer’s employment were terminated by reason of the executive’s death or “disability” (as defined in each executive’s employment agreement):

•       the entitlement of the executive to benefits under any benefit program, policy or plan would be determined in accordance with the provisions of such program, policy or plan;

•       stock options and any other equity-based compensation (other than LTIP awards) held by the executive officer would vest in accordance with the applicable equity plan (provided, however, that for Messrs. Ordan, Nadeau and Ball, the executive would be considered for such purpose to have been employed at the end of the calendar year in which the termination occurred); and

•       any unearned LTIP awards would be treated in accordance with our LTIP.

Termination by the Company for Cause or by Executive without Good Reason—Messrs. Ordan, Nadeau, Ball and Neeb

If the executive’s employment were terminated by us for “cause” (as defined in each executive’s employment agreement) or by the executive without “good reason” (as defined in each executive’s employment agreement):

•       the entitlement of the executive to benefits under any benefit program, policy or plan would be determined in accordance with the provisions of such program, policy or plan;

•       all unvested equity or equity-based awards would be forfeited; and

•       any unearned LTIP awards would be treated in accordance with our LTIP.

Termination by the Company without Cause or by Executive for Good Reason, If a Change in Control has not Occurred within 24 Months Preceding the Termination of Employment—Messrs. Ordan, Nadeau and Ball

If the employment of Messrs. Ordan, Nadeau or Ball were terminated by us for reasons other than death, disability or cause or by the executive for good reason, if a change in control (as defined in each executive’s employment agreement) had not occurred within 24 months preceding the termination of employment, the executive would be entitled to receive, upon the executive’s execution and return of a release of claims:

•       two times the sum of:

(a)    the executive’s then-current salary and

(b)   the executive’s target annual bonus for the year in which the termination occurs; plus

•       a pro rata cash payment equal to the executive’s target annual bonus for the year of termination based on service from commencement of the applicable bonus year through the effective date of termination.

In addition,

•       stock options and any other equity-based compensation (other than LTIP awards) would vest in accordance with the applicable equity plan; provided that the executive would be considered for such purpose to have been employed at the end of the calendar year in which the termination occurred;

•       any unearned LTIP awards would be treated in accordance with our LTIP; and

•       the entitlement of the executive to benefits under any benefit program, policy or plan would be determined in accordance with the provisions of such program, policy or plan; provided, however, that the executive would be entitled, at our expense, to continued participation in any medical insurance and dental insurance plans in which the executive or the executive’s dependents participated for 24 months following termination of employment, but subject to such modifications as are established for executives in the same or similar positions to that of executive.

Termination by Company without Cause or by Executive for Good Reason within 24 Months after a Change in Control—Messrs. Ordan, Nadeau and Ball

If the employment of Messrs. Ordan, Nadeau or Ball were terminated by us for reasons other than death, disability or cause, or by the executive for good reason within 24 months after a change in control, the executive would be entitled to, upon the executive’s execution and return of a release of claims:

•       the amounts and other benefits set forth under the caption “Termination by the Company without Cause or by Executive for Good Reason, If a Change in Control has not Occurred within 24 Months preceding the Change in Control” above; and

•       payment of the full amount (without proration) of any unvested LTIP awards that have been made to the executive for any performance period that has commenced, payable in cash and/or equity, as previously determined by the Executive Compensation Committee for the applicable performance period, provided that (a) for any completed calendar year in which actual performance by the Company and/or the executive against corporate performance targets or individual performance goals, as applicable, has been measured, and such measurement has been ratified by the Executive Compensation Committee prior to the effective date of the change in control, such measurement would be used and (b) for any calendar year in which actual performance by the Company and/or executive against corporate performance targets or individual performance goals has not yet been so measured and ratified by the Executive Compensation Committee prior to the effective date of the change in control, such corporate performance targets and individual performance goals would be either (i) deemed 100% satisfied or (ii) measured against actual performance by the Company and/or the executive against corporate performance targets or individual performance goals, as applicable, whichever is greater.

Termination by Executive for Any Reason within 30 Day Period Following the One-Year Anniversary of a Change in Control—Messrs. Ordan, Nadeau and Ball

In the event Messrs. Ordan, Nadeau or Ball were to resign for any reason during the 30-day period immediately following the one-year anniversary of a change in control, they would also be entitled to receive the payments and benefits described in the immediately preceding captioned section.

Termination by Company Without Cause or by Executive for Good Reason At Any Time Six Full Months Before or More than Two Years After a Change in Control—Mr. Neeb

If, at any time prior to six full months before a change in control (as defined in his employment agreement), or at any time more than two years after a change in control, Mr. Neeb’s employment was terminated by us for reasons other than death, disability or cause or he terminated his employment for good reason, he would be entitled to receive a lump sum cash payment equal to 1½ times his then base salary and, at his cost, to continue to participate in an medical or dental insurance plans in which he participated on the date of termination of his employment for 18 months. In addition, his entitlement to any benefits under any benefit plan would be determined in accordance with the terms of the benefit plan. Any unearned LTIP awards would be treated in accordance with our LTIP.

Termination by Company Without Cause or by Executive for Good Reason Within the Period Six Full Months Before or Two Years After a Change in Control—Mr. Neeb

If Mr. Neeb’s employment were terminated by us for reasons other than death, disability or cause, or he terminated his employment for good reason, within the period six full months before or two years after a change in control, Mr. Neeb would be entitled to receive:

•       an amount equal to two times the highest rate of his annualized base salary in effect at any time up to and including the effective date of termination;

•       an amount equal to two times the greater of (a) his average annual cash bonus earned by him during the three years prior to the change in control or (b) the target level of bonus established for the fiscal year in which the termination of employment occurs; and

•       a pro rata cash payment equal to his target annual bonus for the year of termination based on service from commencement of the applicable bonus year through the effective date of termination.

In addition, if Mr. Neeb’s employment were terminated by the Company for reasons other than death, disability or cause, or he terminated his employment for good reason, within 24 months after a change in control, in addition to the payments and benefits listed above, he would also be entitled to the full amount (without proration) of any unvested LTIP awards that had been made to him for any performance period that had commenced, as determined in accordance with the LTIP.

He would also be entitled, at our expense, to continued participation in any medical insurance, dental insurance and life insurance plans in which he participated for 24 months following termination of employment, but subject to such modifications as are established for all employees of the Company.

Termination of Employment by Executive for Any Reason within the Period Six Full Months Before or within One Year After a Change in Control—Mr. Neeb

If Mr. Neeb voluntarily terminated his employment for any reason within the period six full months before or within one year after a change in control, he would also be entitled to receive the payments and benefits described in the immediately preceding captioned section (other than the LTIP).

Excess Parachute Payments—Mr. Neeb

Under Mr. Neeb’s employment agreement, we are required to make him whole for any “excess parachute payment” excise taxes that he might incur as a result of the receipt of certain payments and benefits (including the severance payments and benefits described above) in connection with a change in control transaction.

Post-Termination Obligations of Current Executive Officers

Messrs. Ordan, Nadeau and Ball

Under the employment agreements with each of Messrs. Ordan, Nadeau and Ball:

Company Right to Recover Severance Payments.   Each executive has agreed that, if it is ever determined by our Board of Directors, as recommended by our Audit Committee, that actions by the executive have constituted wrongdoing that contributed to any material misstatement or omission from any report or statement filed by us with the SEC, gross misconduct, breach of fiduciary duty to us, or fraud, then we, or our successor, as appropriate, may recover all of any award or payment made to the executive, less the amount of any net tax owed by the executive with respect to such award or payment over the tax benefit to the executive from the repayment or return of the award or payment, resulting from termination of the executive’s employment.

Non-Competition.   Without our prior written consent, each executive has agreed, during the applicable “non-compete period” (as defined below), not to, directly or indirectly, engage either individually or as an officer, director, employee, agent, consultant, partner, investor (excluding passive investments in voting securities of a publicly traded entity aggregating less than 5% of any such entity’s total outstanding voting securities), creditor, principal or otherwise:

•       in the predevelopment, development, redevelopment, operation, management or leasing of any type of retail or entertainment-based shopping centers, malls, strip centers or other similar commercial properties;

•       in the provision of related services; or

•       in any other businesses then carried on by us in which the executive was involved during the period of employment under his employment agreement, in each instance, in any way that would compete with the business activities then carried on by us.

For purposes of this restriction, retail or entertainment-based shopping centers, malls, strip centers or other commercial properties with an aggregate square footage of less than 250,000 square feet would not be deemed to compete with our business activities.

As used in each executive’s employment agreement, the term “non-compete period” means (a) for a period of one year after termination of employment, in the event that the executive’s employment was terminated by us without cause or by executive with good reason and a change in control has not occurred within the 24 month period preceding the termination of employment, and (b) for a period of 120 days after termination of employment, in the event that the executive’s employment was terminated by the executive voluntarily; provided that there is no non-compete period in the event that, within the 24 month period following a change in control, the executive’s employment with us is terminated by us without cause or by the executive for good reason or the executive voluntarily terminates his employment with us. Any non-compete period in effect upon the occurrence of a change in control will end as of the effective date of such change in control.

Confidentiality.   Each executive acknowledges that over the course of his employment with us he has had and will have access to material, non-public information and other materials that constitute trade secrets or other intellectual property or proprietary material of the Company and its affiliates. Each executive has agreed, both during his employment period and following his termination, to hold such information and materials in the strictest confidence and not to directly or indirectly communicate, disclose or divulge to any other person or entity any such information or materials or to use such information or materials for his benefit or the benefit or any other person or entity (other than the Company and its affiliates) or to the disadvantage of the Company and its affiliates.

Non-Solicitation.   Without our prior written consent, each executive has agreed, for a period of 24 months following the termination of the executive’s employment with us for any reason, not to, directly or indirectly, cause, solicit, entice or induce any employee of the Company or any employee of any affiliate of the Company to leave their employment with us or any of our affiliates, to interfere in any manner with our business or the business of any of our affiliates or to accept employment with, or compensation from, the executive or any other person, entity or business.

Mutual Non-Disparagement.   Each executive has agreed not to, at any time during or following termination of employment, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, or negative or unfavorable reports or comments) regarding us or any of our affiliates or any members of their respective managements or our business affairs or performance or the business affairs or performance of  any of our affiliates or any of their respective managements. We have agreed not to, at any time following termination of the executive’s employment, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the executive or his performance to anyone who is not an officer, director or employee of the Company or any of its affiliates. For this purpose, a statement or remark would be deemed to have been made by us only if it is made or authorized by a member of our Board or executive management. By its terms, this provision may not be construed to limit any person’s ability to give truthful testimony pursuant to valid legal process, including, without limitation, a subpoena or court order.

Mr. Neeb

Under the employment agreement with Mr. Neeb:

Non-Competition.   Without our prior written consent, Mr. Neeb has agreed, for 18 months following termination of his employment (one year, if he terminates his employment for “good reason”), not to, directly or indirectly, engage, either individually or as an officer, director, employee, agent, individual consultant pursuant to a personal services contract, partner, investor (excluding interests held as a passive investor and aggregating less than 5% of such entity’s total outstanding voting securities), principal or otherwise, in the performance of the development, redevelopment, operation, management or leasing of a retail shopping center and/or retail shopping center services center (a) within 50 miles of a retail shopping center at or in respect to which we were engaged in the performance of predevelopment, development, redevelopment, operation, management or leasing of a retail shopping center and/or retail shopping center services on the date of termination of employment and/or (b)  for certain real estate companies and their affiliates identified on a schedule to his employment agreement.

Confidentiality.   Mr. Neeb has agreed that he will not directly or indirectly communicate, disclose or divulge to, or use to his own benefit or the benefit of any other person, or to the disadvantage of the Company and its affiliates, any information and materials that are proprietary to the Company without the prior written consent of the Company.

Non-Solicitation.   Without our prior written consent, Mr. Neeb has agreed, for a period of 24 months following the termination of his employment with us for any reason, not to (a) induce or attempt to induce any of our employees to terminate his or her employment with us, (b) to accept employment with certain of our competitors or (c) to interfere in any similar manner with our business.

LTIP

Under our LTIP:

As soon as practicable following the completion of each performance period, including such time as is necessary for the Executive Compensation Committee to obtain all information needed to determine the achievement of the relevant performance goals, the Executive Compensation Committee measures the achievement of the corporate and individual performance goals for such performance period and calculates the value of each award. If achievement is below 80% of the established corporate performance target, the individual would not receive any payout for that performance target. In addition, for any Senior Vice President or above, if aggregate average achievement for all corporate performance targets over a performance period is less than 75%, the individual would not receive any payout for that performance period.

If the executive’s employment terminates after the end of a performance period and prior to the date for settlement of the award for that performance period for any reason other than by us for certain cause events, the executive would be entitled to the payment of the full value of the award, based on the extent to which the performance criteria for the performance period have been satisfied.

If a participant’s employment terminates before the end of a performance period on account of death, disability, termination by us without cause or by the participant for good reason, or early or normal retirement with the consent of the Executive Compensation Committee, the participant would be entitled to payment of a pro rata portion of the value of any award. The prorated portion would be paid following the end of the applicable performance period at the same time as all other awards are paid and would be determined as follows:

•       The prorated portion of the award payable on account of death, disability, or early or normal retirement with the consent of the Executive Compensation Committee, would equal the value of the award, (a) in the case of corporate performance objectives, based on the extent to which the performance criteria for such performance period are satisfied, for all years of the performance period, and (b) in the case of individual performance objectives, based on the extent to which such individual performance criteria were satisfied, for years during the performance period that ended prior to the date of termination, and assuming 100 percent achievement of such objectives, for all other years during the performance period, in each case multiplied by a fraction, the numerator of which is the number of full months the participant was employed during the performance period and the denominator of which is the number of months in the performance period.

•       The prorated portion of the award payable on account of termination by us without cause or by the participant for good reason would be determined in the same manner, except that in determining the pro-ration fraction, it is assumed that the participant was employed through the end of the fiscal year in which the termination of employment occurred.

•       In the case of a participant who has an employment agreement, if the employment agreement expires before the end of the performance period because we have given a notice of non-renewal, and the participant’s employment terminates within 90 days of the expiration of the term of the employment agreement, termination of employment would be treated as a termination by us without cause.

If a participant’s employment terminates before the end of a performance period for any reason other than death, disability, termination by us without cause or by the participant for good reason, or early or normal retirement with the consent of the Executive Compensation Committee, the participant would not to entitled to the payment of any amounts with respect to that performance period.

If a participant’s employment with the Company terminates after the end of a performance period and prior to the date for settlement of the award as a result of certain cause events, the participant also would not be entitle to the payment of any amounts with respect to that performance period.

In the event of a “change in control,” the Executive Compensation Committee is authorized, among other things, to take such action as the Executive Compensation Committee determines to be appropriate with respect to such awards.

The Executive Compensation Committee has established four LTIP performance cycles (2002-2004, 2003-2005, 2004-2006 and 2005-2007) and has established total stockholder return, growth in funds from operations per share, growth in tenant sales per square foot and return on equity as the Company’s performance objectives for years 2002 through 2005 and positive funds from operations per share as the Company’s performance objectives for 2006 and 2007. All payments for the 2002-2004 LTIP performance cycle were paid in 2005.

Given the status of the Company’s pending restatement of its financial results for prior periods, the Executive Compensation Committee did not establish an LTIP cycle for 2006-2008 and no LTIP cycle for 2007-2009 will be commenced. Accordingly, none of our current executive officers are entitled to or received LTIP awards for these performance cycles.

In December 2006, the Executive Compensation Committee measured likely achievement by the Company of the Company performance measures for the 2003-2005 LTIP cycle using draft financial statements and authorized the payment in December 2006 of an estimated LTIP payment to then current employees who participated in the 2003-2005 LTIP cycle. As a condition to receipt of the estimated LTIP payment, each employee has agreed to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment than the payment made based on the draft financial statements. Mr. Neeb and Ms. Morrow have received LTIP payments for the 2003-2005 LTIP cycle totaling $284,130 and $230,508, respectively. Pursuant to the terms of his employment agreement, Mr. Napoli received in March 2007 an LTIP payment of $425,872 for the 2003-2005 LTIP cycle, subject to his agreeing to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment.

Under the LTIP, if achievement is below 80% of the established corporate performance target, the individual is not entitled to receive any payout for that performance target. In addition, if aggregate average achievement for all corporate performance targets over a performance period is less than 75%, any Senior Vice President or above is not entitled to receive any payout for that performance period.

For any person who held the title of Senior Vice President or above as of April 1, 2004 or April 1, 2005 (including Messrs. Neeb and Ettenger and Ms. Morrow for 2004 and 2005 and Mr. Ball for 2005), the Company does not expect to pay any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for any amounts to be paid for either of these LTIP performance cycles. Accordingly, it is not anticipated that Mr. Neeb or Ms. Morrow will receive any payments with respect to the 2004-2006 and 2005-2007 cycles or that Mr. Ball will receive any payments with respect to the 2005-2007 cycle.

Messrs. Ordan and Nadeau joined us in 2006 and, therefore, first became eligible to receive an LTIP award in 2006.

Mr. Ettenger, who joined the Company in February 2004, did not participate in the Company’s 2003-2005 LTIP cycle and the Company does not expect to pay Mr. Ettenger for the 2004-2006 and 2005-2008 LTIP cycles in which he participated due to anticipated achievement by the Company below the level required for payment of any amounts for these LTIP performance cycles. Under his employment agreement, in the event that an LTIP award was not established with respect to any calendar year, then a substitute target performance long-term incentive compensation award with a value equal to $1.15 million was required to be established for Mr. Ettenger, having substantially similar vesting and performance terms to those applicable under the then most recent LTIP award made to Mr. Ettenger. As indicated above, the Company did not establish a 2006-2008 LTIP cycle. Given the terms of any such “substitute” program as contemplated by his employment agreement, it is not anticipated that Mr. Ettenger would receive any payment thereunder due to anticipated achievement by the Company below the level required for payment of any amount to him.

Mr. Siegel forfeited his right to receive any further LTIP payments under his Retirement Agreement.

Equity Awards

As of December 31, 2006, Messrs. Ordan, Nadeau, Ball and Neeb held the number of outstanding equity awards set forth on the table below:

Executive	Options	Restricted Stock	Cash-Settled Restricted Stock Units	Stock Appreciation Rights
Mark S. Ordan	—	65,000	—	—
Richard J. Nadeau	—	35,000	—	—
F. Scott Ball	—	14,000	10,000	—
D. Gregory Neeb	50,020	5,000	—	50,000

The restricted stock held by Mr. Ordan vests in equal quarterly installments through March 31, 2010, commencing with the vesting of 5,000 shares at the end of the fourth quarter of 2006. The restricted stock held by Mr. Nadeau vests in two equal annual installments on April 1, 2009 and April 1, 2010. Of the 14,000 shares of restricted stock held by Mr. Ball, 4,000 shares vest on April 1, 2007, 6,000 shares vest on April 1, 2008 and 4,000 shares vest on April 1, 2009. The 10,000 cash-settled restricted stock units held by him vest in two equal installments on April 1, 2009 and on April 1, 2010. Pursuant to the terms of the relevant restricted stock or restricted stock unit agreements, vesting is accelerated upon a “change in control" (as defined in such award agreement), death or “disability” (as defined in such award agreement). In the event that the executive officer’s employment (or, in the case of Mr. Ordan, his employment and service as a director) terminates for any reason other than death, disability, by us for “cause” (as defined in such award agreement), voluntarily by the executive officer other than for “good reason” (as defined in such award agreement), the executive officer would be entitled to receive a prorated number of the restricted stock or restricted stock units that vests on the next succeeding vesting date.

The restricted stock held by Mr. Neeb vests in full on April 1, 2007. Under Mr. Neeb’s restricted stock agreement, vesting of the remaining unvested shares of restricted stock is accelerated upon a change in control (as that term is defined in the Amended and Restated 1994 Executive Equity Incentive Plan) or if he dies, becomes permanently disabled or retires under any retirement plan of the Company before the April 1, 2007 vesting date. In the event of termination of his employment before the April 1, 2007 vesting date by us other than for cause, he would be entitled to receive a pro rated number of the remaining unvested restricted stock as of the date of termination of his employment.

The options held by Mr. Neeb have an exercise price of $17.44 per share and are fully vested. The option term expires on April 1, 2009. Pursuant to the option agreement, in the event of (a) Mr. Neeb’s death while employed, the option may be exercised Mr. Neeb’s estate for one year after the date of death, (b) Mr. Neeb’s retirement in accordance with any retirement policy of the Company, the option may be exercised for 90 days following his retirement (or, if Mr. Neeb were to die after such retirement but prior to the expiration of such 90 day period, for one year following his retirement), (c) termination of Mr. Neeb’s employment as a result of disability, the option may be exercised for one year after termination of employment (or the later of one year after termination of employment or 180 days after death, if Mr. Neeb were to die during such period) and (d) termination of Mr. Neeb’s employment for any other reason, the option may be exercised at any time within three months from the date of termination of employment; provided that in no event may the option be exercised later than April 1, 2009.

The 50,000 stock appreciation rights held by Mr. Neeb were granted to him on September 8, 2004 and vest only upon a change in control (as defined in his stock appreciation rights agreement). The stock appreciation rights represent the right to receive in cash the appreciation in value, if any, on 50,000 shares of our common stock determined by multiplying such number of such shares by the increase, if any, in the fair market value per share of our common stock as of the date of a change of control over $24.50.

Summary of Payments and Other Benefits Upon Termination of Employment

The following is a summary of the estimated payments Messrs. Ordan, Nadeau, Ball and Neeb would receive in connection with a termination of employment. The summary below assumes that:

•                    the employment of each executive officer was terminated on December 31, 2006; and

•                    upon termination of employment each executive officer had been fully paid all earned salary, bonuses and LITP awards.

	Death Disability Termination by Company for Cause or by Executive w/o Good Reason

Termination by Company
w/o Cause or by Executive
for Good Reason (if no
change in control w/in
preceding 24 months)

Termination by Company
w/o Cause or by Executive
for Good Reason (if w/in
24 months after a change
in control)

Termination by Executive
for any reason (if w/in 30-
day period following one
year anniversary of a
change in control)

				Termination by Company w/o Cause or by Executive for Good Reason (if six full months before or more than two years after a change in control)

Termination by Company
w/o Cause or by Executive
for Good Reason (w/in six
full months before or two
years after a change in
control)

Termination by Executive
for any reason
(if w/in six full months
before or w/in one year
after a change in control)

Mark S. Ordan	$0	$2,184,500	(1)	N/A		N/A
Richard J. Nadeau	0	1,378,500	(1)	N/A		N/A
F. Scott Ball	0	1,277,522	(1)	N/A		N/A
D. Gregory Neeb	0	N/A		$565,826	(2)	$1,125,920	(3)

(1)          Includes 24 months of post-termination continuation of medical and dental insurance at an estimated cost of approximately $30,000.

(2)          Mr. Neeb would also be entitled to continue to receive 18 months of post-termination continuation of medical and dental insurance at his cost.

(3)          Includes 24 months of post-termination continuation of medical, dental and life insurance at an estimated cost of approximately $32,000.

The purchase of 50% of our outstanding shares of common stock pursuant to the Offer would constitute a change in control as that term is defined in the employment agreements.

The table excludes additional severance payments to Messrs. Ball and Neeb in the amounts of approximately $150,000 and $604,000, respectively, authorized by the Executive Compensation Committee in February and March 2007.  The table also excludes payments of up to approximately $1.325 million and $791,000 to Messrs. Ordan and Nadeau, respectively, in exchange for certain non-compete arrangements, and $1.2 million payable to Mr. Ordan upon a sale of the Company.  See “Effects of the Tender Offer and the Merger” below.

Acceleration of Equity-Based Awards

The following is a summary of the estimated value of the acceleration of equity-based awards held by Messrs. Ordan, Nadeau, Ball and Neeb upon various termination of employment scenarios. The summary below assumes that:

•                    the employment of each executive officer was terminated on December 31, 2006; and

•                    the value of accelerated equity awards equals $20.00 per share, the closing market price of our stock on December 29, 2006, the last trading day of 2006, for accelerated restricted stock and cash settled restricted stock units and the difference between $20.00 per share and the option exercise price or strike price of options or stock appreciation rights multiplied by the number of options shares or stock appreciation rights.

	Death or Disability	Termination by Company for Cause or by Executive Without Good Reason	Termination by Company Without Cause or by Executive With Good Reason		Change in Control
Mark S. Ordan	$1,300,000	$0	$0		$1,300,000
Richard J. Nadeau	700,000	0	110,185		700,000
F. Scott Ball	480,000	0	76,815		480,000
D. Gregory Neeb	100,000	0	94,286	(1)	100,000

(1)          Under Mr. Neeb’s restricted stock agreement, vesting of a prorated portion of the 5,000 shares of restricted stock held by him at December 31, 2006 would occur only if we terminated his employment other than for cause and not upon his termination of employment for good reason.

The Offer would constitute a change in control for purposes of the equity-award agreements with these executive officers.

Effects of the Tender Offer and the Merger

Special Performance Bonus Payable to Mr. Ordan Upon a Sale of the Company

In connection with his appointment as Chief Executive Officer and President, Mr. Ordan became eligible to receive special bonus payments totaling up to $1.7 million, subject to the satisfaction of certain performance criteria. Of this amount, $200,000 is payable if we complete a sale of all or substantially all of our or Mills LP’s assets at a price per share of $20 or more, an additional $400,000 is payable if the price per share is $22 or more and an additional $600,000 is payable if the price per share is $24 or more. The entire $1.2 million will become payable upon completion of the Offer.

Non-Compete Arrangements with Messrs. Ordan and Nadeau

The Company is finalizing the terms of non-compete arrangements with each of Messrs. Ordan and Nadeau, which were authorized by the Company’s Executive Compensation Committee in March 2007.  The duration of the non-compete period would be two years from the termination of their employment and the scope of the non-compete is expected to be substantially the same as the non-compete provisions contained in their employment agreements.  In exchange for executing and complying with the terms of the new non-compete arrangements, Messrs. Ordan and Nadeau are expected to receive up to approximately $1.325 million and $791,000, respectively.

Severance Amounts Payable to Messrs. Ordan, Nadeau, Ball and Neeb

As described above, the Company previously entered into employment agreements with Messrs. Ordan, Nadeau and Ball that provide for payments and other benefits upon termination of the executive’s employment by the Company without cause or by the executive with good reason during the two-year period immediately following a change in control of the Company or by the executive for any reason during the 30-day period immediately following the one-year anniversary of a change in control. As also described above, the Company has entered into an employment agreement with Mr. Neeb, which provides for payments and other benefits upon termination of his employment if his employment is terminated by the Company without cause or by him for good reason within six months before or within two years after change in control or upon his resignation for any reason within one year following the occurrence of a change in control. The purchase of 50% of the outstanding shares of the Company’s common stock pursuant to the Offer would constitute a change in control as that term is defined in the employment agreements. The severance payments to which Messrs. Ordan, Nadeau, Ball and Neeb would be entitled in the event of termination of their employment under the circumstances described above following completion of the Offer would be approximately as follows:  Mr. Ordan, $2.25 million; Mr. Nadeau, $1.57 million; Mr. Ball, $1.29 million; and Mr. Neeb, $1.1 million. In addition, each of Messrs. Ordan, Nadeau and Ball would be entitled to 24 months of post-termination continuation of medical and dental insurance at an estimated cost of $30,000 each and Mr. Neeb would be entitled to 24 months of post-termination continuation of medical, dental and life insurance at an estimated cost of $32,000. The above severance amounts assume termination of employment immediately following completion of the tender offer.

In addition to these payments and benefits, in connection with the Merger, the Executive Compensation Committee in February and March 2007 authorized additional severance payments to each of Messrs. Ball and Neeb in the amounts of approximately $150,000 and $604,000, respectively. These additional amounts would become payable in the event that, during the two-year period following March 2007 (or, if a change in control occurs during such two-year period, during the two-year period immediately following such change in control), his employment were terminated by the Company or its successor without cause or by him for good reason (unless, within seven days following the change in control, he is offered employment with the same authority, duties, responsibilities and status by the Company or its successor at a location within 50 miles of the Company’s current principal location and entitling him to the compensation and benefits (other than equity-based compensation) no less favorable, taken as a whole, than the compensation and benefits (other than retention, sale, stay, special bonus and other change in control payments or awards) currently provided to him, in which case he would not be entitled to terminate his employment for good reason and receive the additional payment).

In the Company’s Schedule 14D-9 filed with the SEC on March 1, 2007, the Company reported the following severance amounts:  Mr. Ordan, $4,994,878; Mr. Nadeau, $2,391,128; Mr. Ball, $1,522,044; and Mr. Neeb, $1,907,672.

For Mr. Ordan, this amount included:

•       the above-described $1.2 million special bonus payable to him upon a sale of the Company;

•       the above-described approximate $2.25 million severance amount payable to him under certain termination events pursuant to his employment agreement;

•       up to approximately $1.325 million in consideration for executing and complying with the terms of the above-described new non-compete arrangement;

•       $191,125 representing the portion of his annual bonus for 2006 that was paid in March 2007; and

•       a $30,000 post-termination health insurance continuation benefit.

For Mr. Nadeau, this amount included:

•       the above-described approximate $1.57 million severance amount payable to him under certain termination events pursuant to his employment agreement;

•       $685,000, which has been increased to up to approximately $791,000, in consideration for executing and complying with the terms of the above-described new non-compete arrangement;

•       $104,625 representing the portion of his annual bonus for 2006 that was paid in March 2007; and

•       a $30,000 post-termination health insurance continuation benefit.

For Mr. Ball, this amount included:

•       the above-described approximate $1.29 million severance amount payable to him under certain termination events pursuant to his employment agreement;

•       $100,000 in additional severance, which amount has been increased to $150,000;

•       $96,780 representing the portion of his annual bonus for 2006 that was paid in March 2007; and

•       a $30,000 post-termination health insurance continuation benefit.

For Mr. Neeb, this amount included:

•       the above-described approximate $1.1 million severance amount payable to him under certain termination events pursuant to his employment agreement;

•       $685,000 in additional severance, which amount has been decreased to approximately $604,000;

•       $84,874 representing the portion of his annual bonus for 2006 that was paid in March 2007; and

•       a $30,000 post-termination health insurance continuation benefit.

Value of Equity Awards

The value in cash of the equity awards held by each of Messrs. Ordan, Nadeau, Ball and Neeb, assuming a per share price of $25.25, is set forth in the table below:

Executive	Options	Restricted Shares	Restricted Stock Units	Stock Appreciation Rights
Mark S. Ordan	$0	$1,641,250	$0	$0
Richard J. Nadeau	0	883,750	0	0
F. Scott Ball	0	353,500	252,500	0
D. Gregory Neeb	390,656	126,250	0	37,500

These are the same amounts that were reported in the Company’s Schedule 14D-9.

Former Executive Officers

Termination of Employment of Laurence Siegel

On September 30, 2006, we entered into the Retirement Agreement with Mr. Siegel providing for his immediate retirement and resignation as Chief Executive Officer. The Retirement Agreement superseded Mr. Siegel’s employment agreement, dated as of April 1, 2004, except as the Retirement Agreement specifically provides otherwise. Under the terms of his Retirement Agreement, Mr. Siegel held the title of Non-Executive Chairman of our Board from September 30, 2006 until November 22, 2006. He remains a director.

Under the Retirement Agreement, Mr. Siegel is entitled to receive:

•       two years of COBRA coverage, at our expense, for Mr. Siegel and his spouse and dependents (if applicable) under our medical and dental insurance plans (estimated cost of $30,000);

•       $50,000 in reimbursement of legal fees that he incurred in negotiating the Retirement Agreement;

•       a severance payment equal to $2.5 million;

•       vesting of 10,952 shares of restricted stock that are subject to a restricted stock agreement dated January 1, 1998 between us and Mr. Siegel if a change in control (as defined in the restricted stock agreement) is consummated prior to July 1, 2007; and

•       a lump-sum payment equal to the difference between (a) $737,500 and (b) the aggregate payments that Mr. Siegel receives for providing consulting services to us under the Retirement Agreement (excepting reimbursements for ordinary and necessary consulting expenses).

Mr. Siegel is also entitled to receive a lump sum payment equal to $10.5 million if we experience a “change in control” (as defined in his Retirement Agreement) on or prior to December 31, 2007.

The Company has delayed paying Mr. Siegel the severance payment described above for a period of six months to avoid the incurrence of tax by Mr. Siegel under Section 409A of the Internal Revenue Code of 1986, as amended.

Under the Retirement Agreement, Mr. Siegel forfeited his right to any cash-based awards, including awards under our annual incentive bonus plan and LTIP, and to any equity, phantom stock or equity-based compensation awards that were unvested as of September 30, 2006.

Under his Retirement Agreement, Mr. Siegel agreed to repay the Company for any expense reimbursements that the Company may have erroneously paid to him during his employment term and for any non-business related perquisites that the Company may have erroneously provided to him during his employment term, including $362,156 for personal use of a Company-chartered aircraft and personal flights erroneously paid by the Company. In prior years, the Company chartered an airplane for use by Mr. Siegel and other executives for business travel. The Company ceased chartering the aircraft in December 2005. In October 2006, Mr. Siegel paid the Company the $362,156 for personal use of the Company-chartered aircraft and personal flights that had been erroneously paid by the Company. Of this amount, $341,680 represents the amount attributed to him for federal income tax purposes for the period 2000-2005 when his spouse and/or other family members accompanied him on flights. The remaining amount represents personal flights on commercial aircraft erroneously paid by the Company. The Company has determined that the net amount owed by Mr. Siegel for expense reimbursements that the Company may have erroneously paid to him during his employment term was $242,216, which will be netted against the severance payment to be made to him.

Under the Retirement Agreement, Mr. Siegel agreed to provide consulting services to us from September 30, 2006 to December 31, 2006, as requested by us. For every day Mr. Siegel rendered consulting services to us, he was entitled to receive a $5,000 payment and reimbursement of his ordinary and necessary consulting expenses. The fees for these consulting services totaled $100,000.

As part of his Retirement Agreement, Mr. Siegel also agreed not to:

•       engage either individually or as an officer, director, employee, agent, consultant, partner, investor (excluding passive investments in voting securities of a publicly-traded entity aggregating less than 5% of any such entity’s total outstanding voting securities), creditor, principal or otherwise, in the predevelopment, development, redevelopment, operation, management or leasing of any type of retail or entertainment-based shopping center, mall, strip center or other commercial property that is located within ten miles of any of our assets in existence as of September 30, 2006 (excluding any actions taken by Mr. Siegel that are reasonably related to his provision of services to Colony with respect to the Meadowlands Xanadu project and any project within a five mile radius of the Meadowlands Xanadu project); and

•       enter into or agree, offer, propose, or seek to enter into, or otherwise be involved or part of, or assist with, directly or indirectly, any acquisition transaction, proposed acquisition transaction or any other business venture relating to all or part of us or our assets.

These restrictions lapse upon the earliest to occur of (a) December 31, 2007, (b) in the event a change in control occurs on or prior to March 31, 2007, 90 days following the date of the change in control or (c) in the event a change in control occurs after March 31, 2007, 30 days following the change in control.

Mr. Siegel further agreed (a) for a period of 24 months from September 30, 2006 not to induce any of our employees or employees of our affiliates to terminate his or her employment with us, to interfere in any way with our business or to accept employment with, or compensation from, Mr. Siegel or any person, entity or business with which Mr. Siegel is associated or affiliated or by whom Mr. Siegel is employed and (b) to cooperate with us in all matters relating to any litigation in which we are or become involved and provide reasonable assistance through December 31, 2007 with respect to any transaction contemplated by us, including any transaction that, if consummated, may constitute a change in control.

In addition, he agreed not to, at any time on and following his termination of employment, make or publish any disparaging written or oral statements or remarks regarding us, our subsidiaries, our stockholders or our then current or former officers, directors, employees, independent contractors, members or clients. The Company’s officers and members of our Board also agreed not to, at any time on and following his termination of employment, make or publish any disparaging written or oral statements or remarks regarding Mr. Siegel, his dependents or beneficiaries. These non-disparagement provisions may not be construed to limit the ability of Mr. Siegel or us to make any truthful statement (a) pursuant to valid legal process, including but not limited to, a subpoena, court order or investigation, or (b) that we or Mr. Siegel deem is reasonably necessary to satisfy any applicable laws and regulations, including applicable securities laws and regulations.

Termination of Employment of Mary Jane Morrow

On November 1, 2006, we entered into a Retention and Separation Agreement with Mary Jane Morrow, our former Executive Vice President and Chief Financial Officer. Pursuant to the terms of her agreement, Ms. Morrow’s employment terminated on January 31, 2007. In connection with termination of her employment, she received a separation payment totaling $568,000 (one year’s base salary, plus target annual bonus for 2006 plus pro-rated target bonus for one-month in 2007) upon her execution and delivery of a general release of claims. In addition to this separation payment, she is entitled to continued participation in our medical and dental insurance plans until the earlier of (a) the date on which she turns age 65, (b) the date on which she is eligible to receive medical and dental insurance coverage as a result of new employment or (c) her death. We estimate the cost of this coverage at $168,750. Under the terms of the agreement, she also received a payment of $125,000 in lieu of any LTIP cycle beginning in 2006 or thereafter, retention bonuses totaling $104,000 and a $1,000 payment as consideration for the release by her of any claims she may have had against the Company as of November 1, 2006.

Ms. Morrow previously received LTIP awards for the 2003-2005, 2004-2006 and 2005-2007 LTIP performance cycles. Ms. Morrow has received an LTIP payments for the 2003-2005 LTIP cycle totaling $230,508. The Company does not expect to pay Ms. Morrow any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for payment of any amounts to her for either of these LTIP performance cycles.

We and any successor have a contractual right under Ms. Morrow’s agreement to recover any award or termination payments made to her, less the amount of any net tax owed by her with respect to such award or payments, if it is ever determined by our Board, as recommended by the Audit Committee, that actions by Ms. Morrow have constituted wrongdoing that contributed to any material misstatement in or omission from any report or statement filed by us with the SEC, gross misconduct, breach of fiduciary duty to us or fraud.

As part of the agreement, Ms. Morrow also agreed not to disclose or use any proprietary information she gained as a result of her employment with us and that, unless she obtains our prior written approval, she will not, for 24 months after termination of her employment, for any reason, whether voluntary or involuntary, directly or indirectly, cause, solicit, entice or induce any of our employees or employees of any or our affiliates to leave their employment with us or our affiliates, to interfere in any manner with our business or business of our affiliates or to accept employment with, or compensation from, Ms. Morrow or any other person, entity or business.

In addition, we and Ms. Morrow agreed that neither we nor Ms. Morrow would (a) disclose or cause to be disclosed any negative, adverse or derogatory comments or information about the other, except as required by law or (b) make any such comments or provide such information to any public official, to any person associated with the media or to any other person or entity, except as required by law. These non-disparagement provisions may not be construed to limit the ability of us or Ms. Morrow to make any truthful statement (a) pursuant to valid legal process, including, but not limited to, a subpoena, court order or investigation, or (b) that the applicable party deems is reasonably necessary to satisfy any applicable laws and regulations, including applicable securities laws and regulations.

Termination of Employment of Mark Ettenger

Effective August 11, 2006, Mark Ettenger’s service as our President terminated, and on December 23, 2006, we notified him that our Board had terminated his employment without cause, effective December 28, 2006.

Under the terms of his employment agreement, Mr. Ettenger received a severance payment of $5.3 million, plus a pro-rated bonus of $912,438 for 2006, based on his target bonus award for that year. In addition, Mr. Ettenger received $184,000 as an annual bonus for 2005. For two years following termination of his employment, he is also entitled to continued participation in medical and dental insurance plans in which he and his dependents participated at the time his employment was terminated, subject to any modifications in such plans as are established for senior executives of the Company. We estimate the cost of this continued coverage at $15,000 per year.

Mr. Ettenger did not participate in the Company’s 2003-2005 LTIP cycle and the Company does not expect to pay Mr. Ettenger for the 2004-2006 and 2005-2008 LTIP cycles in which he participated due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for payment of any amounts for these LTIP performance cycles. Under his employment agreement, in the event that an LTIP award was not established with respect to any calendar year, then a substitute target performance long-term incentive compensation award with a value equal to $1.15 million was required to be established for Mr. Ettenger, having substantially similar vesting and performance terms to those applicable under the then most recent LTIP award made to Mr. Ettenger. As indicated above, the Company did not establish a 2006-2008 LTIP cycle. Given the terms of any such “substitute” program as contemplated by his employment agreement, it is not anticipated that Mr. Ettenger would receive any payment thereunder due to anticipated achievement by the Company below the level required for payment of any amount to him.

In connection with his termination of employment, Mr. Ettenger reimbursed the Company $8,678 for expense reimbursements that the Company may have erroneously paid to him during his employment term.

Under Mr. Ettenger’s employment agreement, Mr. Ettenger is prohibited, subject to certain limited exceptions and certain criteria, from engaging directly or indirectly in the predevelopment, development, redevelopment, operation, management or leasing of any type of retail or entertainment-based shopping center, mall, strip center or other commercial property, the provision of related services or in any other business then carried on by us in a manner that would compete with our then-existing business activities anywhere in the world for a period of 24 months following termination of his employment.

In addition, Mr. Ettenger agreed, during his employment period and for a period of 36 months following his termination, not to directly or indirectly communicate, disclose or divulge to any other person or entity any  material, non-public information and other materials that constitute trade secrets or other intellectual property or proprietary material of the Company and its affiliates, or any information in any way relating to such information or materials, or to use such information or materials, or any information in any way relating to such information or materials, for his benefit or the benefit or any other person or entity (other than the Company) without the prior written consent of the Company. He further agreed that he would not, at any time during his employment or following his termination, directly or indirectly communicate, disclose or divulge to, or use for his benefit or any other person (other than the Company), or to the disadvantage of the Company, any such information or material that then constituted material, non-public information without the prior written consent of the Company.

The employment agreement also contains non-solicitation provisions prohibiting Mr. Ettenger from inducing any of our employees or employees of our affiliates to terminate his or her employment with us, to interfere in any way with our business or to accept employment with, or compensation from, Mr. Ettenger or any person, entity or business with which Mr. Ettenger is associated or affiliated or by whom Mr. Ettenger is employed for 24 months after termination of his employment.

In addition, Mr. Ettenger agreed not to, at any time during and following termination of employment, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, or negative or unfavorable reports or comments) regarding us or any of our affiliates or any members of their respective managements or our business affairs or performance or the business affairs or performance of  any of our affiliates or any of their respective managements. We have agreed not to, at any time following termination of his employment, make or publish any derogatory, unfavorable, negative, disparaging, false, damaging or deleterious written or oral statements or remarks regarding the executive or his performance to anyone who is not an officer, director or employee of the Company or any of its affiliates. For this purpose, a statement or remark would be deemed to have been made by us only if it is made or authorized by a member of our Board or executive management. By its terms, this provision may not be construed to limit any person’s ability to give truthful testimony pursuant to valid legal process, including, without limitation, a subpoena or court order.

Termination of Employment of James Napoli

On July 31, 2006, Mr. Napoli delivered notice to us that he was terminating his employment for good reason as a result of the reassignment in June 2006 of his responsibilities for in-line leasing to another officer. The termination was effective September 1, 2006.

Under the terms of his employment agreement, Mr. Napoli received a severance payment of approximately $1.5 million plus a pro-rated short-term performance incentive plan payment of approximately $173,000 based on his target award for 2006. In addition, he is entitled to 24 months of continued coverage under our medical and dental insurance plan. We estimate the cost of this continued

coverage at $15,000 per year. Pursuant to the terms of his employment agreement, Mr. Napoli received in March 2007 $50,163 as an annual bonus for 2005 and an LTIP payment of $425,872 for the 2003-2005 LTIP cycle, subject to his agreeing to return to the Company any overpayment if the final, audited financials for 2003-2005 would require a smaller 2003-2005 LTIP payment. The Company does not expect to pay Mr. Napoli any long-term compensation for the 2004-2006 and 2005-2007 LTIP performance cycles due to anticipated achievement of corporate objectives by the Company below the 75% level over the three-year cycle required for payment of any amounts for either of these LTIP performance cycles. We and our sucessor have a contractual right under Mr. Napoli’s employment agreement to recover any award or payments made to Mr. Napoli in connection with the termination of his employment, less the amount of any net tax owed by Mr. Napoli with respect to such award or payments, if it is ever determined by our Board, as recommended by our Audit Committee, that actions by Mr. Napoli have constituted wrongdoing that contributed to any material misstatement in or omission from any report or statement filed by us with the SEC, gross misconduct, breach of fiduciary duty to us or fraud.

Mr. Napoli’s employment agreement also contains the same non-competition, confidentiality non-solicitation and non-disparagement provisions as are contained in the employment agreements with Messrs. Ordan, Nadeau and Ball. In accordance with the terms of his employment agreement, his non-compete obligation with the Company will terminate upon the Purchaser acquiring more than 50% of our common stock in the Offer (because the change in control would have occurred during the non-compete period).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with KanAm

During 2006, three members of our Board, Messrs. Braithwaite, von Perfall and von Boetticher, who was a member of our Board  until December 29, 2006, when his term of office expired at our annual meeting of stockholders, were affiliated with KanAm USA, LLC and its affiliates, which we refer to collectively as “KanAm.” KanAm is a real estate developer and investment partnership sponsor headquartered in Germany and is our joint venture partner in many of our projects. Since 1994, KanAm has invested approximately $1 billion in equity in various projects with us. Additionally, as of December 31, 2006, KanAm owned approximately 1.23% of the outstanding common units of Mills LP. When the Board or any Board committee on which they serve voted on current or proposed transactions involving our existing KanAm joint ventures, each of Messrs. Braithwaite, von Boetticher and von Perfall abstained from voting.

Joint Ventures with KanAm

By virtue of their relationships with KanAm, Messrs. Braithwaite and von Perfall have, and Mr. von Boetticher had, a conflict of interest with respect to joint ventures between us and KanAm.

The following table sets forth, as of December 31, 2006, KanAm’s residual sharing percentage and amount of unreturned capital contributions for each joint venture in which KanAm is a partner:

Project	Residual Sharing Percentage	Amount of Unreturned Capital Contributions December 31, 2006
		(in millions)
Arundel Mills	40.75%	$42.35
Colorado Mills	18.75	25.50
Concord Mills	40.75	30.25
Discover Mills (together with Discover Residual)	50.00	83.14
Grapevine Mills	40.75	35.09
Great Mall of the Bay Area	25.00	56.64
Katy Mills	37.50	78.75
Meadowlands Xanadu	26.66	—	(a)
Pittsburgh Mills	18.75	—	(b)
Opry Mills	25.00	74.12
St. Louis Mills	25.00	31.50
The Block at Orange	50.00	60.00

(a)           After November 22, 2006, we were no longer the managing member and no longer consolidate Meadowlands Xanadu.

(b)          Our interest in Pittsburgh Mills was full redeemed on December 28, 2006, and we are no longer the managing member.

Our KanAm joint venture agreements typically provide for the following material economic terms and rights:

•       preferred returns of 9% (11% in limited instances) on each partner’s capital contribution;

•       distribution of operating cash flow based on the partners’ residual sharing percentages after payment of preferred returns;

•       distribution of proceeds upon a major capital event (such as a sale of the property or receipt of proceeds from a refinancing) to the partners so that the partners will receive, in the following order,

(a) their respective accumulated but unpaid preferred returns, (b) their unreturned capital contributions and (c) the remaining cash, if any, based on their residual sharing percentages;

•       management, leasing and development by us of the property, subject to KanAm’s approval on various major decisions such as the refinancing or sale of a property; and

•       certain put-call rights that permit (a) us to require KanAm to sell its interest to us for cash or partnership units of Mills LP, the choice of consideration to be made in KanAm’s sole discretion, or (b) KanAm to require us to acquire its interest for cash or partnership units of Mills LP, the choice of consideration to be made in our sole discretion, but in either case, the applicable joint venture agreement provides that the purchase price for KanAm’s interest in the property will be calculated based on the fair market value of such property.

Additionally, we typically guarantee KanAm’s construction period preference and the construction debt until construction is substantially completed and qualified permanent financing is secured for a project. KanAm generally does not guarantee any portion of the construction debt. We are generally the sole guarantor of the construction loan at each of the joint venture projects. The following table sets forth information as of December 31, 2006 regarding our guarantees of KanAm’s unpaid construction period preference in each joint venture in which KanAm was a partner as of December 31, 2006.

	KanAm’s Construction Period Preference
Project	At December 31, 2006
	(in thousands)
Discover Mills	$7,482.6	(a)
Meadowlands Xanadu	—	(b)
Pittsburgh Mills	—	(c)
St. Louis Mills	714.6	(d)

(a)           Our preference obligation on Discover Mills ends December 31, 2007.

(b)          Our and Mills LP’s guarantee of KanAm’s construction period preference on the Meadowlands Xanadu project was eliminated as part of the Colony/KanAm transaction described below.

(c)           Our preference obligation on Pittsburgh Mills ended when our interest was fully redeemed on December 28, 2006.

(d)          Our preference obligation on St. Louis Mills ends December 31, 2007.

Services Agreement with KanAm

Pursuant to a Services Agreement with KanAm dated as of December 1, 2004 but effective as of January 1, 2004 (the “Services Agreement”), KanAm acts as our disbursing agent and provided other related services with respect to certain unitholders of Mills LP who received their units in distribution transactions from KanAm and its affiliated entities. Specifically, KanAm assists us in making quarterly partnership distributions, redeeming partnership units, preparing certain tax forms, communicating with our German partners and interfacing with our German unitholders on day-to-day matters.

Under the terms of the Services Agreement, we pay KanAm a quarterly fee that ranges from $15,000 to $25,000, depending on the number of KanAm unitholders, in exchange for KanAm providing these services to us. We believe that these fees are consistent with arm’s length market terms. We also reimburse KanAm for reasonable out-of-pocket expenses. The initial term of the Services Agreement was for two years and the term automatically renews for one year successive periods subject to either party’s termination rights.

During, 2006 and the first two months of 2007, we paid KanAm approximately $374,500 and $59,200, respectively, consisting of fees and reimbursed out-of-pocket expenses pursuant to the terms of the Services Agreement.

Loans to Joint Ventures in which KanAm or its Affiliates are Partners

We have made loans to three joint ventures in which KanAm or its affiliates are partners. The weighted average interest rate charged on these loans is 9%. The largest aggregate amount of indebtedness outstanding since January 1, 2006 was $36.0 million. The aggregate amount of indebtedness outstanding at February 28, 2007 was approximately $35.8 million. Since January 1, 2006, no amount of interest has been paid on this indebtedness and the amount of principal paid on this indebtedness was $0.2 million.

Development, Management and Leasing Fees

Since January 1, 2006 through February 28, 2007, joint ventures in which the Company and KanAm are partners paid to the Company development, management and leasing fees totaling approximately $15.3 million and paid to KanAm development, management and leasing fees totaling approximately $879,000.

Colony/KanAm Transaction

On November 22, 2006, we completed the Colony/KanAm Transaction with affiliates of Colony and KanAm with regard to our Meadowlands Xanadu project (the “Project”). Pursuant to the terms of the Transaction Agreement and related agreements:

•       all of our future financial obligations to the Project were eliminated;

•       we were released or indemnified from any obligations to contractors, KanAm, the Meadowlands Mills Limited Partnership, the New Jersey Sports and Exposition Authority and the State of New Jersey;

•       our potential obligation to provide construction financing for the Project and our guarantee of preferences to KanAm were terminated;

•       we were indemnified with respect to all preclosing obligations of the Project to third parties;

•       we are liable to Colony and KanAm on certain representations and warranties made in connection with the transaction, subject to customary baskets and survival periods, provided that our liability thereunder is limited to $25 million of distributions received from the Meadowlands Mills Limited Partnership, if any; and

•       we agreed to subordinate the return of our prior capital contributions to the Meadowlands Mills Limited Partnership to those made by Colony and KanAm (as well as to an agreed upon priority distribution of future profits to be made to Colony and KanAm).

Pursuant to the terms of the Transaction Agreement, two affiliates of Colony purchased, at a discounted cash price of $155 million, subordinated notes of TMC having an aggregate face amount of $175 million. Of this amount, $87.5 million matures on September 30, 2007 and $87.5 million matures on September 30, 2008. These subordinated notes are non-interest bearing. The $155 million of cash proceeds from the issuance of these notes was then contributed to the Mills LP.

At closing, Mills LP contributed $201.1 million to Meadowlands Mills Limited Partnership, including $46.1 million that was drawn from our Senior Term Loan and deposited into an escrow account for use by the Meadowlands Mills Limited Partnership representing Mills LP’s incremental Project funding through 2006. We have no further funding obligations. Immediately prior to closing the Colony/KanAm

Transaction, we repurchased all of the outstanding Series D Preferred Units of Mills LP held by an outside investor for $9.6 million.

As part of the Colony/KanAm transaction, but following our purchases and contributions described above, Colony Xanadu, LLC , Colony Xanadu II, LLC and Colony Xanadu III, LLC were admitted to the Meadowlands Mills Limited Partnership with Colony Xanadu, LLC replacing us as managing general partner. We are now a limited partner and have no rights to control the Meadowlands Mills Limited Partnership, which was subsequently renamed Meadowlands Limited Partnership.

Under the terms of the Amended and Restated Meadowlands Limited Partnership Agreement, Colony has committed to fund the Meadowlands Limited Partnership with $235 million in equity and an additional $100 million in performance guarantees. This amount includes approximately $20 million funded at closing, for which Colony received capital account credit in the Meadowlands Limited Partnership. On a going forward basis, Colony will receive capital account credit in the Meadowlands Limited Partnership for all direct contributions Colony makes to the partnership as and when made (but not for any capital contributions made by any other party). Under the terms of the Amended and Restated Meadowlands Limited Partnership Agreement, Colony and KanAm have the right to receive a return of all of their contributed capital and a very substantial distribution of future profits, in each case prior to our realizing any return with respect to our limited partnership interest. As a result, we do not expect to realize any return on or of our remaining limited partner interest in the Project in the foreseeable future, if ever.

As a result of this transaction, we will cease to consolidate the Project partnerships in the fourth quarter of 2006. We also will write off our entire investment in the fourth quarter of 2006. The total charge, including the additional $201.1 million that we contributed to the Meadowland Mills Limited Partnership in connection with this transaction but prior to the Colony admission, is expected to be in the range of $635 million to $665 million.

On November 22, 2006. Mr. Siegel resigned as Non-Executive Chairman of our Board but remains a director, and joined Meadowlands Management, LLC, an affiliate of Colony, as its president.

Term Sheet with KanAm

On December 29, 2006, we entered into a binding omnibus term sheet, dated December 27, 2006 (the “Term Sheet”), with KanAm reflecting the parties’ agreement on a number of issues involving the projects in which they are co-venturers (the “Joint Venture Properties”). The Term Sheet is a complete resolution of all material financial disputes known to the parties with respect to each of the Joint Venture Properties. A brief description of the material terms of the Term Sheet follows:

•       KanAm approved the refinancing of the St. Louis Mills secured debt held by GSMC on substantially the terms set forth in an exhibit to the Term Sheet and ratified the November 30, 2006 refinancing of the Discover Mills secured debt formerly held by GSMC.

•       We agreed to make a capital contribution of approximately $56.4 million to the St. Louis Mills partnership, which will be treated as subordinate capital and accrue a priority return, subordinate to the payment of KanAm’s return on capital and return of capital.

•       The preferred returns owed to KanAm for St. Louis Mills and Discover Mills (totaling approximately $10.5 million) will be paid quarterly through December 31, 2007, with us required to contribute capital to the St. Louis Mills or Discover Mills partnerships, as appropriate, if necessary to pay such amounts. We will receive capital account and unreturned capital contribution account credit for any amounts so contributed and will earn a priority return with respect to any such amounts.

•       The parties agreed to limit the payment to us of amounts owed to us by St. Louis Mills and Discover Mills to certain items set forth in the Term Sheet, with all other amounts owed to us, which are not expected to be material, to be converted to capital (with no preferred return to accrue or be paid to us on account of such capital).

•       We agreed to indemnify St. Louis Mills and Discover Mills for undisclosed payables for a period of one year from the closing of their respective refinancings.

•       We agreed to make additional capital contributions totaling $20 million to the St. Louis Mills and Discover Mills partnerships to reduce debt or fund project improvements in the reasonable discretion of KanAm. We will receive capital account and unreturned capital contribution account credit for, and will earn a priority return with respect to, these contributions. We were released from certain development, leasing and other guarantees with respect to St. Louis Mills, Discover Mills and Pittsburgh Mills.

•       We agreed to make an additional capital contribution totaling $15 million to St. Louis Mills to fund certain tenant improvements. We will receive capital account and unreturned capital contribution account credit for and earn a priority return with respect to these contributions. The capital contribution was made in December 2006.

•       In lieu of reconciling and repaying amounts that otherwise might be due to KanAm with respect to certain FoodBrand lease modifications and charge-backs of corporate overhead costs, we agreed to make a payment of $4.0 million to affiliates of KanAm). The payment was made in December 2006.

•       We agreed to make additional capital contributions totaling $564,000 to Grapevine Mills; no preferred return will accrue or be paid on such capital contribution and such capital contribution will not be returned upon a major capital event. The payment was made in January 2007.

•       We agreed to make an additional capital contribution of $1.5 million to Colorado Mills to make our account equal to KanAm’s $25.5 million capital account. We will receive capital account and unreturned capital contribution account credit for, and shall earn a priority return with respect to, the additional capital contribution. The payment was made in January 2007.

•       The parties agreed that the Katy Mills partnership will use the proceeds from a pending land sale first, to repay an approximate $20 million loan made by us and next, to pay KanAm one year of its priority return, with any remaining funds to be treated in accordance with the waterfall provisions in the partnership agreement. In the event the net proceeds from the land sale and available distributable cash are insufficient to repay the loan made by us and KanAm’s one year priority return, the shortfall will be allocated equally to us and KanAm and deducted from the amounts otherwise described in the Term Sheet.

•       The parties revised the waterfall provisions of the Discover Mills, St. Louis Mills and Katy Mills partnerships to limit the amount paid by those partnerships to us on account of their respective partner loans to no more than 60% of adjusted cash flow (as defined in the Term Sheet) and to require the distribution to the partners of no less than 40% of adjusted cash flow.

Redemption of Pittsburgh Mills Partnership Interest

On December 28, 2006, our and Mills LP’s partnership interest in Pittsburgh Mills (a consolidated joint venture) was completely redeemed and the debt secured by Pittsburgh Mills formerly held by GSMC of $123.7 million was repaid as part of the transaction. Net proceeds of approximately $8.5 million from the redemption of our and Mills LP’s partnership interest were used to pay the $4 million due to KanAm pursuant to the terms of the Term Sheet and approximately $4.5 million was used to pay down our prior credit facility. We and Mills LP hold no further ownership interest in Pittsburgh Mills. As a result of the redemption of our and Mills LP’s ownership interest, we and Mills LP expect to take a charge in 2006 for an impairment related to Pittsburgh Mills of approximately $46 million.

Potomac Town Center Project

The Potomac Town Center project is being developed by the Potomac Town Center Limited Partnership (the “Mills/Lerner JV”), a joint venture between Potomac Town Center LLC, a Mills subsidiary, or PTC, and Woodbridge Retail Associates, LLC (“WRA”), an affiliate of Lerner Enterprises (“Lerner”), that was formed in June 2004. PTC and WRA each have a 50% interest in the joint venture. WRA made an initial capital contribution of $11.4 million in cash. PTC received capital account credit in the amount of $9 million for certain property contributed to the joint venture. PTC also made an initial capital contribution of $2.4 million in cash. Alan Gottlieb, who served as a Vice President of Lerner at the time we formed the joint venture, is the father-in-law of Mr. Siegel, who, at the time we formed the joint venture, was our Chairman and Chief Executive Officer. Prior to the Board of Directors vote approving the joint venture with Lerner, Mr. Siegel informed the Board of his relationship with Mr. Gottlieb. Mr. Gottlieb currently serves as Chief Operating Officer of Lerner.

Pursuant to an amendment to the limited partnership agreement of the Mills/Lerner JV on December 5, 2006, from and after August 1, 2006, PTC has made 100% of the capital contributions to the Mills/Lerner JV. PTC earns a 9% priority return on the capital contributions made by it on behalf of WRA. As of February 28, 2007, total projects costs incurred were approximately $42.4 million, of which we have funded $24.8 million. In addition, we have funded $8.2 million of refundable cash bonds.

Advancement of Expenses

During 2006, the Audit Committee of our Board, with the assistance of Gibson, Dunn & Crutcher, LLP, the Audit Committee’s outside counsel, conducted an independent investigation addressing, among other matters, the restatement of our financial statements announced in January 2006 as well as prior restatements announced by us in February 2003 and February 2005. Under our certificate of incorporation and bylaws, legal fees and other expenses principally incurred in connection with the Audit Committee’s investigation completed on January 8, 2007, and the pending stockholder and partner litigation and SEC proceeding described under “Certain Litigation” below, have been advanced on behalf of Messrs. Siegel and Ettenger and Ms. Morrow totaling approximately $1.0 million, $250,000 and $982,000, respectively, through February 28, 2007. We anticipate advancing additional amounts for legal fees and related expenses to our directors and executive officers in connection with pending stockholder and partner litigation and the SEC proceeding.

Merger Agreement and Related Option Agreement

The other party to the Merger Agreement is a joint venture between an entity owned by Simon Property Group, Inc. and certain funds managed by Farallon. Funds managed by Farallon beneficially own in excess of 10% of Mills’ outstanding common stock.

In connection with the Merger Agreement, Mills entered into a Short Form Merger Option Agreement, dated as of February 12, 2007, with Purchaser and Merger Sub granting Purchaser an option to purchase such additional shares of common stock of Mills as are authorized for issuance but not outstanding following the completion of the Offer that may be exercised if, and for a number of shares so that, after the exercise of the option, Purchaser would own at least 90% of our outstanding shares of common stock (after giving effect to the exercise of the option).

SF Piers Transaction

SF Piers LLC, a Delaware limited liability company owned by Farallon and Shorenstein Properties LLC (“SF Piers”), is party to an assignment dated March 28, 2006, pursuant to which SF Piers 27-31, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“Piers 27-31”), assigned to SF Piers its rights and obligations with respect to certain agreements relating to the development of certain piers in San Francisco, California. The assignment provided for an initial payment of $1 million to Piers 27-31, with additional payments of up to $8 million payable to Piers 27-31 upon satisfaction of certain milestones or contingencies. Farallon and Shorenstein Properties LLC have guaranteed certain payment obligations of SF Piers to Piers 27-31 under the assignment.

Policies and Procedures for the Review, Approval or Ratification of Transactions with Related Persons

Under the Mills bylaws, transactions in which a director is an interested party require the approval of a majority of the disinterested directors.

CERTAIN LITIGATION

Transaction-Related Litigation

Prior to the Company and Mills LP entering into the Merger Agreement, stockholder plaintiffs filed three complaints in the Court of Chancery in and for Newcastle County, Delaware, and five complaints in the Circuit Court for Montgomery County, Maryland, challenging our then proposed merger transaction with Brookfield Asset Management Inc. (“Brookfield”). The actions filed in Delaware are captioned Kloc v. Mills Corp., et al. (Case No. 2700-N) filed January 26, 2007; Kaufman v. Mills Corp., et al. (Case No. 2707-N) filed January 30, 2007; and Young v. Mills Corp., et al. (Case No. 2723-N) filed February 8, 2007, and have been consolidated. The Maryland actions are captioned Prieston v. Siegel, et al. (Case No. 276187-V) (claims added on January 18, 2007 to previously filed action); Leone v. Siegel, et al. (Case No. 276188-V) (claims added on January 18, 2007 to previously filed action); Staehr v. Mills Corp., et al. (Case No. 277001-V) (claims added on January 23, 2007 to previously filed action) and Stevens v. Mills Corp., et al. (Case No. 278757-V) filed January 19, 2007; and Sofos v. Mills Ltd. P’ship, et al. (Case No. 278760-V) filed January 19, 2007, and have been consolidated. All actions are purported class actions naming Mills and its directors as defendants and alleging violation of fiduciary duties in approving the Brookfield transaction. Some actions also assert claims against Brookfield for aiding and abetting a breach of fiduciary duty. As discussed below, the Prieston and Leone actions in Maryland are additionally styled as derivative actions against Mills’ directors on behalf of the Company and seek to assert claims arising out of the Company’s announced intention to restate Mills’ and Mills LP’s previously issued financial statements. The various actions seek to enjoin the proposed Brookfield transaction, disgorgement of any profits received by the defendants as the result of wrongful conduct, and other relief. Mills believes these claims are without merit.

On March 7, 2007, plaintiffs Prieston and Leone amended their consolidated complaint to challenge the proposed transaction pursuant to which the Company would be acquired by Simon Property Group, Inc. and Farallon. As amended, the complaint asserts that the Mills board of directors breached its fiduciary duties by entering into that agreement, that Simon and Farallon (which were named as additional defendants in the amended complaint) aided and abetted such breach of fiduciary duty, and that the public disclosures made in connection with the Simon/Farallon Offer were inadequate. Mills believes these claims are without merit.

SEC Investigation

On March 20, 2006, the SEC advised Mills that it had commenced a formal investigation of the Company. Mills has fully cooperated and intends to continue to fully cooperate with the SEC. Mills is not able to predict the likely outcome of this investigation or its potential impact on Mills at this time.

Pending Putative Securities Class Actions and Partner Litigation

A number of lawsuits arising out of the Company’s announcement on January 6, 2006 of its intention to restate its and Mills LP’s previously issued financial statements have been filed against the Company, Mills LP and certain of the Company’s current and former officers and directors. These lawsuits include a series of putative class actions filed in the first quarter of 2006 in the United States District Court for the Eastern District of Virginia asserting claims against Mills, Mills LP, Laurence C. Siegel, a director and formerly Non-Executive Chairman and Chairman of the Board and Chief Executive Officer, Mary Jane Morrow, formerly Chief Financial Officer, Dietrich Von Boetticher, a former director, and certain underwriters of the Company’s public offering of Series G preferred stock. These putative class actions asserted various claims arising under the federal securities laws, including claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The first of these actions was filed on January 20, 2006 and all the several securities actions have since been consolidated under the caption In re The Mills Corporation Securities Litigation, No: 1:06cv77 (GBL/TJR) (E.D. Va.). An additional complaint, styled Foster v. The Mills Corporation, et al., No. 1:06cv1446, was filed in the same court on December 22, 2006, against Mills, Mills LP, certain of the Company’s current or former officers and directors, including Mark D. Ettenger, the Company’s former President, and other defendants, alleging claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended. An unopposed motion to consolidate the Foster case with In re The Mills Corporation Securities Litigation, described above, is pending. The Iowa Public Employees’ Retirement System and the Public Employees’ Retirement System of Mississippi have been appointed by the Court as the lead plaintiffs in In re The Mills Corporation Securities Litigation. The Court’s scheduling order in the action directs that the lead plaintiffs file a consolidated complaint within 30 days following the Company’s release of restated financial statements and provides additional time periods for all defendants named in the consolidated complaint to respond. No response to the current pleadings by any named defendant has been filed or is due. Mills currently is unaware of who will be named a  defendant in the consolidated complaint, what claims will be asserted or what relief will be sought. If the claims asserted in the consolidated complaint are similar to those previously made in the suits described above, we intend to contest those claims. The putative consolidated securities class actions are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues. It is not possible to give an estimate of the possible loss or range of loss that might result from an adverse judgment or a settlement of these actions. However, an adverse judgment or a settlement could have a material adverse effect on the Company’s financial condition and results of operations.

In addition, the Company and Mills LP are defendants in an action brought in the Delaware Chancery Court on March 31, 2006 by Herbert Miller and related partnerships and family trusts, all of whom are limited partners in Mills LP, in an action entitled Miller, et al. v. The Mills Corporation, et al., C.A. No. 2046-N. The plaintiffs assert claims for breach of contract arising out of the announcement of the Company’s intent to restate Mills’ and Mills LP’s previously issued financial statements. The plaintiffs seek damages and certain equitable relief, including the appointment of a receiver to oversee the Company’s exercise of its duties as general partner of Mills LP. On July 14, 2006, the plaintiffs filed an amended complaint that added certain factual allegations but did not change the legal claims or the relief sought. On December 5, 2006, the Company’s and Mills LP’s motion to dismiss was denied. This litigation is at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues. It is not possible to give an estimate of the possible loss or range of loss that might result from an adverse judgment or a settlement of these actions. However, an adverse judgment or a settlement could have a material adverse effect on the Company’s financial condition and results of operations. Harry H. Nick, one of the Company’s directors, served at the time this litigation was brought as one of three trustees of one of the Miller family trusts that is a plaintiff in this lawsuit. Mr. Nick has advised the Company that he did not participate in the decision to file the lawsuit and that he resigned as a trustee of the trust in April 2006.

Pending Putative Derivative Actions

Beginning on March 9, 2006, a total of five putative derivative actions were filed in the United States District Court for the Eastern District of Virginia asserting, purportedly on behalf of the Company, claims for, among other things, breach of fiduciary duty, against the Mills Board of Directors and, in some instances, against certain of the Company’s current and former officers, including Mary Jane Morrow, the Company’s former Executive Vice President and Chief Financial Officer. The actions arise out of the same events underpinning the putative securities class action claims described above, including the announcement of the Company’s intention to restate its and Mills LP’s previously issued financial statements. Three of the actions—Kloc v. Siegel, et al., No. 1:06cv0422, Young v. Siegel, et al., No. 1:06cv00432, and Mine v. Siegel, et al., No. 1:06cv00259—have been voluntarily dismissed without prejudice. The remaining two putative derivative actions have been consolidated under the caption In re

The Mills Corporation Shareholder Derivative Litigation, No: 1:06-cv-0259 (E.D. Va.), which has been consolidated with the putative consolidated class action securities case described above and is proceeding under the scheduling order entered in that case.

In addition, another putative derivative action was filed by Georgann Ruth Srock on March 3, 2006 in the Circuit Court for Arlington County, Virginia entitled Srock v. Siegel, et al., No. 06-294, which names the Company as a nominal defendant and asserts claims for, among other things, breach of fiduciary duty against the Board. The action arises out of the same events underpinning the putative derivative claims filed in federal court described above, and makes substantially similar claims. A scheduling order entered by the Court in the action directs that plaintiff file an amended complaint within 30 days following the Company’s release of restated financial statements and provides additional time periods for all defendants named in the amended complaint to respond. The Mills is unaware of who will be named a defendant in the amended complaint, what claims will be asserted or what relief will be sought. If the claims asserted in the amended complaint are similar to those previously asserted, Mills intends to contest, among other things, the standing of the plaintiff to prosecute the claims in the Company’s name. In addition, another putative derivative action was filed by Irving Stevens on September 15, 2006 in the Delaware Chancery Court entitled Stevens v. Nicholas, et al., No. 2425-N, which named the Company as a nominal defendant and asserted claims for, among other things, breach of fiduciary duty against the Board. The action arose out of the same events underpinning the putative derivative claims filed in federal court and in the Arlington County Circuit Court described above, and made substantially similar claims. However, on January 18, 2007, the plaintiff filed a “Notice and Order of Dismissal” voluntarily withdrawing his complaint without prejudice. In addition, on October 5, 2006, a putative derivative action was filed by Samuel T. Cohen in Delaware Chancery Court. The Cohen complaint is substantially identical to the Stevens complaint and was filed by the same counsel, but since the time of its filing it has not been served on any of the defendants. At this stage, it is unclear whether the Cohen case will proceed or be similarly withdrawn.

In addition, two substantially identical putative derivative actions were filed by Deems Prieston and by Joseph Leone on October 30, 2006 in the Circuit Court for Montgomery County, Maryland entitled Prieston v. Siegel, et al., No. 276187V, and Leone v. Siegel, et al., No. 276188V, respectively, which name the Company as a nominal defendant and assert claims for, among other things, breach of fiduciary duty against the Board and certain of the Company’s current or former officers. The actions arise out of the same events underpinning each of the other putative derivative claims described above, and make substantially similar claims. The parties have submitted an agreed scheduling order in the actions that directs that plaintiffs file amended complaints within 30 days following the Company’s release of restated financial statements and provides additional time periods for all defendants named in the amended complaints to respond. Mills currently is unaware of who will be named as a defendant in the amended complaints, what claims will be asserted or what relief will be sought. If the claims asserted in the amended complaints are similar to those previously asserted, Mills intends to contest, among other things, the standing of the plaintiffs to prosecute the claims in the Company’s name. As described above, the plaintiffs in these cases amended their complaints on January 18, 2007 to add claims challenging the proposed Brookfield transaction and on March 7, 2007 to challenge the proposed transaction with Simon Property Group, Inc. and Farallon.

Any recovery on any of the derivative claims would be for the benefit of the Company. If the merger (or any alternative merger) is consummated, then the plaintiffs may lose standing to pursue these actions. However, stockholders who properly invoke their appraisal rights in a merger in accordance with the applicable provisions of the Delaware General Corporation Law would be entitled to have the value, if any, of such causes of action considered in the evaluation of the fair value of their shares.